Exhibit 99.1
James Hardie Industries N.V. and Subsidiaries
INDEX TO FINANCIAL STATEMENTS
PREPARED UNDER DUTCH GAAP
31 March 2007
Contents

Annual report of the directors	2
Consolidated balance sheet as at 31 March 2007 and 2006	73
Consolidated profit and loss account 2007 and 2006	75
Consolidated cash flow statement 2007 and 2006	76
Notes to the consolidated balance sheet and profit and loss account	77
Balance sheet as at 31 March 2007 and 2006	119
Profit and loss account 2007 and 2006	120
Notes to the balance sheet and profit and loss account	121
Other information	126
Post fiscal year events
Profit appropriation according to the Articles of Association
Proposed profit appropriation
Auditors’ report	127

Directors’ Report
Your Joint Board Directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2007 (collectively referred to as the company).
Directors
At the date of this report the members of the Supervisory Board were: Donald DeFosset (Chairman), Donald McGauchie (Deputy Chairman), Brian Anderson, John Barr, Michael Hammes, James Loudon, Rudy Van der Meer and Catherine Walter; and the members of the Managing Board were: Louis Gries (CEO), Russell Chenu (CFO) and Benjamin Butterfield (General Counsel & Company Secretary). The Joint Board consists of all of the members of the Supervisory Board plus Mr Gries.
Changes in the Managing and Supervisory Boards between 1 April 2006 and the date of this report were:
–	Mr Clark resigned from the Supervisory and Joint Boards on 9 May 2006;

–	Mr Anderson was appointed to the Supervisory and Joint Boards on 14 December 2006; and was re-elected to the Supervisory and Joint Boards by shareholders on 7 February 2007;

–	Mr DeFosset was appointed to the Supervisory and Joint Boards on 14 December 2006; and was re-elected to the Supervisory and Joint Boards by shareholders on 7 February 2007;

–	Mr Hammes was elected to the Supervisory and Joint Boards by shareholders on 7 February 2007;

–	Mr van der Meer was elected to the Supervisory and Joint Boards by shareholders on 7 February 2007;

–	Ms Hellicar resigned from the Supervisory Board and Joint Board on 20 February 2007;

–	Mr Brown resigned from the Supervisory Board and Joint Board on 20 February 2007;

–	Mr Gillfillan resigned from the Supervisory Board and Joint Board on 20 February 2007; and

–	Mrs Walter was appointed to the Supervisory and Joint Boards with effect from 1 July 2007.
Corporate Governance
Details of JHI NV’s corporate governance policies and procedures, including information about the roles, structure and Charters of the Supervisory Board Committees, are set out on pages 59 – 71 of this annual report. Information about the activities of the Supervisory Board and its Committees appears below.

Activities of the Supervisory Board and its Committees
The Supervisory Board and its Committees regularly held deliberations throughout fiscal year 2007. Details on the number of meetings of the Supervisory Board and its Committees and the attendance of members of the Supervisory Board and the Committees are set out on page 4 of this annual report.
In its meetings, the Supervisory Board discussed regularly:
–	the performance of JHI NV’s individual business groups;

–	the culture change initiative;

–	company and business unit budgets;

–	monthly, quarterly, half-yearly and yearly results and financial statements;

–	capital expenditure requests;

–	the safety and environmental performance of the business;

–	JHI NV’s financing in general and its credit rating;

–	the entry into the voluntary asbestos compensation arrangements with the New South Wales Government, including monitoring progress towards satisfying conditions precedent for lender support, production of an Explanatory Memorandum, and obtaining shareholder approval;

–	taxation matters including the amended taxation assessment received by an Australian JHI NV subsidiary; and

–	the civil proceedings launched by ASIC against JHI NV and others in the Supreme Court of New South Wales, for alleged breaches of Australian corporations law in events surrounding the establishment of the Medical Research and Compensation Foundation in 2001.
The Supervisory Board also discussed the operational and financial objectives of JHI NV, the strategy to achieve these objectives, the parameters to be applied in relation to the strategy, the business plans for the businesses, dividend distributions and capital management, the risks to the company and the reports by the Managing Board of the internal risk management and control systems and their developments.
In addition, the Supervisory Board discussed, without the members of the Managing Board being present, its own performance, composition, profile and competence; the performance of its individual members; succession; and its relationship with the Managing Board and the composition thereof.
The Supervisory Board also discussed, without the members of the Managing Board being present, the performance of the Managing Board and of its individual members and succession.
The Audit Committee reviewed JHI NV’s quarterly, half-yearly and yearly results, financial statements and the annual report. The Audit Committee oversaw the relationship with the external auditor and internal auditor, including the compliance with recommendations and observations of internal and external auditors. It also discussed the effect of internal risk management and control systems.
The Remuneration Committee discussed the remuneration of the members of the Managing Board described within pages
11 – 31 of this annual report. Other topics included equity grants to executives; remuneration and performance objectives of the executive team; salary increase guidelines for each business; Supervisory Board Director remuneration and cap; Supervisory Board Director share purchase arrangements; Economic Profit Incentive Plan; executive contracts; management structure, succession planning and development; and US non-qualified deferred compensation plan.

The Nominating and Governance Committee discussed the size and composition of the Supervisory Board and the Managing Board as well as the functioning of the individual members of the Supervisory Board and the Managing Board. This committee also discussed corporate governance compliance developments.
Attendance at meetings
Directors’ attendance at JHI NV Joint Board, Supervisory Board, Supervisory Board Committee and Managing Board meetings during the fiscal year ended 31 March 2007 is recorded below:

	Board of Directors				Standing Committees
											Nominating
	Joint		Supervisory						Special		and
	Board		Board		Audit		Remuneration		Matter[1]		Governance
Members	H	A	H	A	H	A	H	A	H	A	H	A
Donald DeFosset	4	4	4	4	—	—	3	3	3	3	—	—

Donald McGauchie	18	18	18	18	—	—	—	—	3	3	8	8

Brian Anderson	4	3	4	3	3	3	—	—	3	3	—	—

John Barr	18	14	18	14	—	—	7	7	3	3	1	1

Michael Hammes	3	3	3	3	2	2	—	—	3	2	—	—

James Loudon	18	16	18	16	8	5	7	5	3	1	—	—

Rudy van der Meer	3	3	3	3	—	—	—	—	3	3	1	1

Louis Gries	18	18	—	—	—	—	—	—	3	3	—	—

Former Members

Meredith Hellicar	16	16	16	16	6	6	5	5	—	—	7	7

Michael Brown	16	16	16	16	6	6	—	—	—	—	—	—

Gregory Clark	4	4	4	4	1	1	—	—	—	—	1	1

Michael Gillfillan	16	12	16	12	6	4	—	—	—	—	5	4

[1]	Immediately upon the commencement of proceedings by the Australian Securities and Investments Commission (ASIC Proceedings) the Supervisory Board established a Special Matter Committee (SMC) comprising all directors other than Ms Hellicar and Messrs Brown and Gillfillan to consider the corporate governance implications of the ASIC Proceedings for the company and to deal with the conduct of the ASIC Proceedings. The SMC made immediate recommendations in relation to the composition of the Audit Committee, and moved to address other issues facing the company in light of the commencement of the ASIC Proceedings.
Following the resignations of Ms Hellicar and Messrs Brown and Gillfillan as directors of the company, the SMC is now comprised of all directors and its composition will be reviewed from time to time, ensuring that the SMC, the Joint and the Supervisory Boards have sufficient oversight on the ASIC Proceedings.

	MANAGING BOARD
Members	H	A
Louis Gries	35	35
Russell Chenu	35	34
Benjamin Butterfield	35	35
H = Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.
A = Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year.
Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.
Changes in Directors’ interests in JHI NV securities
Changes in Directors’ relevant interests in JHI NV securities between 1 April 2006 and 31 March 2007 are set out in the tables in the Remuneration Report on page 35 of this annual report.
Options
Supervisory Board Directors do not receive options. Details of JHI NV options granted to Managing Board members and specified key executives throughout the company, and exercised during the reporting period, are set out in Note 5.3 to the consolidated financial statements on page 109 of this annual report. Options granted to Managing Board Directors and the five key executives of the company (other than directors, called the Key Management Personnel) during the fiscal year are set out in the Remuneration Report on pages 25 and 26.
No options were granted between the end of the fiscal year and the date of this report. Between the end of the fiscal year and the date of this report 400,360 options were exercised in respect of ordinary shares/CUFS.
Options changes between 31 March 2007 and the date of this report are set out below. Options changes during the period 1 April 2006 to 31 March 2007 are set out in Note 5.3 to the consolidated financial statements on page 109 of this annual report.

Range of			Options exercise
exercise			for equal
prices	Number of	Options	number of	Number of
	options	cancelled	shares/CUFS	options
	outstanding at	1 April to	1 April to	outstanding at
Prices A$	31 March 2007	22 June 2007	22 June 2007	22 June 2007
$3.0921	423,723	—	(13,816)	409,907
$3.1321	100,435	—	—	100,435
$5.0586	712,419	—	(17,069)	695,350
$5.9900	3,367,425	(105,800)	(123,500)	3,138,125
$6.3000	273,000	—	—	273,000
$6.4490	1,012,000	—	(93,500)	918,500
$7.0500	2,461,000	—	(118,250)	2,342,750
$8.3500	151,400	—	—	151,400
$8.4000	4,365,615	(246,200)	(6,475)	4,112,940
$8.5300	1,320,000	—	—	1,320,000
$8.9000	4,712,600	(145,500)	(27,750)	4,539,350
$9.5000	40,200	—	—	40,200

Total	18,939,817	(497,500)	(400,360)	18,041,957

Principal activities
Principal activities of the company during fiscal year 2007 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand, the Philippines and Europe. The company also sells fibre cement products in Asia.
Review and results of operations
A review of the company’s operations during the fiscal year and of the results of those operations is contained in Management’s Discussion and Analysis on pages 37 – 58 of this annual report.
Environmental regulations and performance
Protecting the environment is critical to the way the company does business, and we continue to seek means of using materials and energy more efficiently and to reduce waste and emissions.
Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company’s performance and systems with training, regular review, improvement plans and corrective action as priorities.
The manufacturing and other ancillary activities conducted by the company are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.
Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits.
In addition, dust and odour emissions from the sites are regulated by local government authorities. The company employs dedicated resources and appropriate management systems at each site to ensure that our obligations are met. These resources are also employed to secure improvements in our systems and process that go beyond those required by law.
Solid wastes are removed to licensed landfills. Programs are in place to reduce waste that presently goes to landfills. These include expanded recycling programs.
Financial position, outlook and future needs
The financial position, outlook and future needs of the company are set out in Management’s Discussion and Analysis, on pages 37 – 58 of this annual report.
Auditors
The company prepares its annual accounts in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with a declaration of their independence.
Insurance and indemnification of Directors and Officers
Like most publicly-listed companies, JHI NV provides insurances and indemnities to its Directors, Officers and senior executives. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premium. Further details of these arrangements are set out in Note 4.9 to the Consolidated Financial Statements.
Other disclosures
Readers are referred to the company’s Form 20-F document which is filed with the US Securities and Exchange Commission (SEC) annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company’s website (www.jameshardie.com), or from the company’s Corporate Headquarters in Amsterdam or Regional Office in Sydney.
Significant changes in state of affairs
The Amended FFA was approved by the company’s security holders on 7 February 2007 and is operational. An initial contribution of US$148.7 million was made by the company to the AICF on 9 February 2007.
Prior to the approval of the Amended FFA, the company had recorded a provision of US$715.6 million being its estimate of the economic reality of the proposed FFA. During fiscal year 2007,

adjustments were made to the provision to reflect the impact of foreign exchange, changes in the estimated liability as well as accounting entries relating to the consolidation of the AICF. The total of asbestos adjustments for the year was a charge to EBIT of US$405.5 million and a tax benefit related to the implementation of the Amended FFA of US$335.0 million.
Post fiscal year events
The Directors are not aware of any matter or circumstance since the end of fiscal year 2007 not otherwise dealt with in this annual report, that has significantly affected, or may significantly affect, the operations of the company, other than as contained in Management’s Discussion and Analysis on pages 37 – 58.
Dividends
The Managing Board has declared a final dividend of US 15.0 cents per share. CUFS holders will be paid the dividend in Australian currency on 10 July 2007 if they were registered as at the close of business on 14 June 2007 (AEST). ADR holders will receive payment in US currency.
During fiscal year 2007, JHI NV paid dividends of US 4.0 cents per CUFS on 6 July 2006, totaling US$18.7 million, and US 5.0 cents per CUFS on 8 January 2007 totalling US$23.4 million. CUFS holders were paid in Australian currency. ADR holders received payment in US currency.

Remuneration Report
This remuneration report forms part of the Directors’ Report.
It explains James Hardie’s remuneration policies and arrangements, including the relationship between the company’s performance and rewards.
The report also provides detailed information about the remuneration of the company’s Supervisory Board Directors, Managing Board Directors and Key Management Personnel. The Managing Board Directors and Key Management Personnel are those who are responsible for planning, directing and controlling the company’s activities. The individuals covered in this report are listed below:
Supervisory Board Directors
Current

Donald DeFosset	Chairman (from 1 April 2007); Director (from 14 December 2006); Chairman Remuneration Committee (5 March 2007 – 31 March 2007); Member Remuneration Committee (14 December 2006 – 31 March 2007)

Donald McGauchie	Deputy Chairman (from 1 April 2007); Acting Deputy Chairman (20 February 2007 – 31 March 2007); Director; Chairman Nominating and Governance Committee; Member Remuneration Committee (from 1 April 2007)

Brian Anderson	Director (from 14 December 2006); Chairman Audit Committee (from 20 February 2007); Member Audit Committee (from 14 December 2006)

John Barr	Acting Chairman (20 February 2007 – 31 March 2007); Deputy Chairman (1 April 2006 – 20 February 2007); Director; Chairman Remuneration Committee (1 April 2006 – 5 March 2007 and from 1 April 2007); Member Remuneration Committee; Member Nominating & Governance Committee (from 20 February 2007)

Michael Hammes	Director (from 7 February 2007); Member Audit Committee (from 7 February 2007)

James Loudon	Director; Member Audit Committee and Remuneration Committee

Rudy van der Meer	Director (from 7 February 2007); Member Nominating and Governance Committee (from 7 February 2007)

Catherine Walter	Director (from 1 July 2007).

Former

Meredith Hellicar	Chairman; Member Nominating and Governance Committee, Audit Committee and Remuneration Committee (All 1 April 2006 – 20 February 2007)

Michael Brown	Director; Chairman of the Audit Committee (All 1 April 2006 – 20 February 2007)

Michael Gillfillan	Director; Member Audit Committee and Nominating and Governance Committee (All 1 April 2006 – 20 February 2007)

Gregory Clark	Director; Member Audit Committee and Nominating and Governance Committee (All 1 April 2006– 9 May 2006)

Managing Board Directors
Current

Louis Gries	Chief Executive Officer
Russell Chenu	Chief Financial Officer
Benjamin Butterfield	Company Secretary and General Counsel

Key Management Personnel
Current

Jamie Chilcoff	Vice President – Marketing and International Business
Mark Fisher	Vice President – Research and Development
Grant Gustafson	Vice President – Interiors and Business Development
Nigel Rigby	Vice President – General Manager Northern Division*
Robert Russell	Vice President – Engineering and Process Development**

*	Effective 22 November 2006. From 1 April 2006 to 21 November 2006 Mr Rigby was Vice President Emerging Markets

**	Effective 22 November 2006. From 1 April 2006 to 21 November 2006 Mr Russell was Vice President Established Markets
Joel Rood and Brian Holte joined the company late in fiscal 2007 and will frm part of the Key Management Personnel in fiscal 2008.

Former

Dave Merkley	Executive Vice President – Engineering and Process Development (1 April – 31 August 2006)
[Cathy Wallace	Vice President – Global Human Resources (1 April – 29 June 2007)
Period of service for the people listed was from 1 April 2006 until the date of this report unless otherwise stated.
In preparing this remuneration report, James Hardie has chosen to comply on a voluntary basis with the Australian Corporations Act 2001 requirements in respect of remuneration reports.
Remuneration Committee
James Hardie has a Remuneration Committee that oversees the company’s overall remuneration structure, policies and programs; assesses whether the company’s remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the company’s remuneration structure, policies and programs. It also:
–	administers and makes recommendations on the company’s incentive compensation and equity-based remuneration plans (2001 JHI NV Equity Incentive Plan; JHI NV Stock Appreciation Rights Incentive Plan; 2005 Managing Board Transitional Stock Option Plan; and James Hardie Industries NV Long Term Incentive Plan 2006);

–	reviews the remuneration of Supervisory Board Directors for service on the Supervisory Board and Board Committees;

–	reviews the remuneration policy for Managing Board Directors; and

–	makes recommendations to the Supervisory Board on the company’s recruitment, retention and termination policies and procedures for senior management.

Further information on the Remuneration Committee is set out in detail on page 65 of the Corporate Governance Report within this annual report.
At the date of this report, the members of the Remuneration Committee are Messrs Barr (Chairman), Loudon and McGauchie.
1. Remuneration for CEO and Key Executives
1.1 Objectives
James Hardie aims to provide market-competitive total compensation by offering a package of fixed pay and benefits and variable performance pay, based on both long and short-term incentives which link executive remuneration with the interests of shareholders and attract and retain high-performing executives to ensure the success of the business.
1.2 Policy
The company’s executive compensation program is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance in two basic areas: the business and the individual.
1.3 Setting Remuneration Packages
The CEO’s remuneration package is approved by the Remuneration Committee, which recommends it to the Supervisory Board for final approval. The CEO makes recommendations to the Remuneration Committee on the compensation of the company’s key executives, based on performance, as well as assessments and advice from independent compensation consultants regarding the compensation practices of the company, and other practices specific to the markets and countries in which the company operates and the executives are based.
The Supervisory Board makes the final compensation decisions concerning these executives.
1.4 Structure
Remuneration for the CEO and key management personnel is divided into Not at Risk and At Risk components, in the proportions shown in the following table, and as described below:
1.4.1 Remuneration components

	Remuneration Not
	at Risk		Remuneration at Risk (1)
	Salary, Non-cash
	Benefits,
	Superannuation,		Short-Term Cash		Long-Term Cash		Equity (stock
	401k, etc		Incentive (2)		Incentive (3)		options)		Total at Risk
	US$	%	US$	%	US$	%	US$	%	US$	%
Managing Board Directors
Louis Gries	$994,714	21%	$800,000	17%	$925,664	19%	$2,019,670	43%	$3,745,334	79%
Russell Chenu	805,563	61%	198,251	15%	—	—%	317,300	24%	515,551	39%
Benjamin Butterfield	508,455	34%	211,250	14%	241,878	16%	535,370	36%	988,498	66%

Current Key Management Personnel
Jamie Chilcoff	367,939	36%	173,250	17%	202,098	19%	291,069	28%	666,417	64%
Mark Fisher	338,990	35%	173,250	17%	179,036	18%	291,069	30%	643,355	65%
Grant Gustafson	390,236	47%	145,750	18%	—	—%	291,069	35%	436,819	53%
Nigel Rigby	324,211	34%	173,250	18%	179,036	18%	291,069	30%	643,355	66%
Robert Russell	369,163	36%	173,250	17%	179,036	18%	291,069	29%	643,355	64%

Former Key Management Personnel
Dave Merkley[4]	$155,833	24%	$130,155	20%	$364,554	56%	$—	—	$494,708	76%

(1)	See section 1.4.3 At Risk Remuneration of this annual report on page 12.

(2)	See section 1.4.3 (a) At Risk Remuneration of this annual report on page 12.

(3)	Payments under EP Bonus Banking mechanism. See section 1.4.3 (b) At Risk Remuneration of this annual report on page 12.

(4)	On 1 September 2006, Mr Merkley resigned from the company.
1.4.2 Not at Risk remuneration
“Not at risk” remuneration comprises base salary, non-cash benefits and superannuation.
(a) Base salaries – James Hardie provides base salaries to attract and retain executives who are critical to the company’s long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual’s capability, experience and performance.
Base pay for executives typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups. Base salaries are reviewed each year, although increases to them are not automatic.
(b) Non-cash benefits – James Hardie’s executives may receive non-cash benefits such as medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave, and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.
(c) Retirement Plans / Superannuation – In every country in which it operates, the company offers employees access to superannuation or individual retirement savings plans.
In the US, the company sponsors a retirement plan, the James Hardie Retirement and Profit Sharing Plan, for its employees. The US plan is a tax-qualified defined contribution retirement and savings plan covering all US employees, subject to certain eligibility requirements and matches employee contributions (subject to limitations) dollar for dollar up to 6% of their salary or base compensation.
Employees in Australia participate in the James Hardie Australia Superannuation Plan, which is funded based on the statutory requirement of 9% of their base salary.
All employees in New Zealand are eligible to become members of the Mercer Super Trust-James Hardie New Zealand Superannuation Plan, under which they must contribute at least 2% of their base salary, and the company contributes 8.25% of their base salary. In the Philippines, the company contributes 12.5% of an employees’ annual base salary to a Retirement Benefit Fund.
In Europe, employees contribute 4% of their salary or base compensation to a defined benefits pension plan, and the company contributes 2.7% to 30.1% of the employee’s annual base salary, depending on his or her age.
1.4.3 At Risk remuneration
“At risk” remuneration consists of short-term incentives and long-term incentives.

(a) Short-term incentives

James Hardie operates two short-term incentive plans:
–	an Economic Profit (EP) Incentive Plan; and

–	an Individual Performance (IP) Incentive Plan
The plans
The EP Incentive Plan is designed to provide nominated executives and employees with incentive compensation which directly relates their financial reward to an increase in shareholder value. It has both short-term and long-term components which support the company’s primary objective to create long-term value and rewards consistent value creation over a long-term horizon.
Economic Profit is defined as Net Operating Profit After Tax (NOPAT) minus Capital Charge. The philosophy behind the EP Plan is that economic value in the company’s business must continue to be created in successive years in order for the full potential incentive to be paid. This is considered appropriate as it ties the incentives paid to the individuals with the greatest impact on the company’s performance directly to the underlying operating performance of the business.
This plan also has an Individual Performance component that is paid when the executive achieves specific personal objectives.
The IP Incentive Plan provides incentive compensation for nominated employees who have less direct influence on the company’s economic performance. The IP Incentive Plan relates participants’ financial rewards to their achieving specific individual objectives that benefit the company and indirectly increase EP and shareholder value. This is considered appropriate for these individuals because it rewards them for achievements and performance over which they have direct influence.
Participation in the plans
Nominated executives and key employees within the company are eligible to participate in one or both of the IP and EP Incentive Plans.
Eligibility of executives and key employees for inclusion in a plan does not guarantee their participation in any future year.
Participation of any division/business unit in the plan is at the discretion of the Chief Executive Officer. Currently, approximately 135 employees throughout the group participate in the EP Incentive Plan and 783 in the IP Incentive Plan.
Calculating bonuses
Everyone who participates in a short-term incentive plan has a Target Bonus which specifies their potential bonus as a percentage of their base salary. This percentage is approved annually by the Remuneration Committee for senior executives; the Board for the CEO; and the CEO on the recommendation of the Vice President – Human Resources for other employees..
Depending on which plan they participate in, an individual’s Target Bonus can comprise a percentage based on the company’s Economic Profit (EP) achievement and a percentage based on Individual Performance (IP) achievement, or be based on the IP achievement alone.
IP Bonus:
The IP Bonus component of both plans is based on an individual’s performance rating at the end of the Plan Year (year ending 31 March) and/or when he or she changes roles during the year. Individuals are given a rating which is determined by reviewing which of their individual objectives they achieved and how the objectives were achieved.

EP Bonus:
The EP Bonus component of the company’s EP Incentive Plan is based entirely on the value created by the company’s Economic Profit. Every three years, with the assistance of independent advisors, the Remuneration Committee recommends to the Board the amount the company’s Economic Profit must increase in each of the following three years to achieve the Target Bonus and the amount by which the company must exceed the target to pay greater than the Target Bonus. The target improvement in Economic Profit for fiscal year 2007 to fiscal year 2009 was set in 2006.
At the start of each Plan Year, the Board confirms the company’s global “Expected Improvement” - the amount the company’s Economic Profit needs to improve over the previous year in order to attain the Target Bonus. This figure is added to the actual Economic Profit for the prior Plan Year (adjusted for the change in the company’s Weighted Average Cost of Capital rate) to arrive at the Target EP.
When the company’s Economic Profit performance exceeds the Target EP by the predetermined annual amount, the percentage by which the performance target is exceeded is taken into consideration when calculating the EP Bonus for that year for the plan participants.
The performance potential of the EP Incentive Plan has unlimited upside and downside limited to zero, or loss of amounts accumulated from previous years in the employee’s Bonus Bank.
In other words, the EP Bonus Multiple can be significantly greater than one or can be a negative number.
For any EP Bonus amounts realised in any one year in excess of the employee’s Target Bonus:
–	1/3 of the excess will be considered earned and paid in that year; and

–	the remaining 2/3 will be credited to the Bonus Bank of the employee and be subject to being paid out equally in the following two years, provided that the company performance target is met and the employee continues to meet the eligibility standards for additional payments. The Bonus Banking mechanism is explained in section 1.4.3(b) below.
Payment of bonuses
All bonus payments, less applicable withholdings, are made on or before the end of the third month following the end of the relevant Plan Year. Except in certain circumstances, participants must be employed at the end of the Plan Year in order to receive any bonus.
(b) Long-term incentives
Long-term incentives are provided through one or more of two mechanisms:
–	Bonus Bank mechanism; and

–	equity based incentives.
EP Bonus Banking mechanism
The EP Bonus includes a Bonus Banking mechanism that keeps participants focussed on sustaining Economic Profit performance over a three year term. This Bonus Banking mechanism creates a long-term incentive component.
If the company misses its Target EP in any given year, resulting in an EP Bonus Multiple of less than 1.0, funds are subtracted from the employee’s Bonus Bank (if any) to fund his or her EP Bonus for that year.

The amounts in an employee’s Bonus Bank represent nothing more than potential payments to the participant in the future. These amounts are neither earned nor vested until actual Bonus Bank payments are made.
Equity-based incentives
To reinforce executives’ alignment with the financial interest of shareholders, James Hardie provides equity-based long-term incentives in the form of share options under the 2001 JHI NV Equity Incentive Plan (Option Plan) for all executives other than the Managing Board Directors, and under the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) for Managing Board Directors. Award levels are determined based on market standards and the individual’s responsibility, performance and potential to enhance shareholder value.
The details of the Option Plan and the LTIP, together with other long-term incentive plans with outstanding equity grants, are set out in section 1.6 on page 18.
The Remuneration Committee reviews the long-term incentive values award and determines the appropriate long-term incentive value for each executive. The individual values are converted to a specific number of options using the value of the options on the date of grant for all whole shares. The company estimates the option value using either the Black Scholes or Monte Carlo option pricing model, depending on the plan the options were issued under.
Details of the “at risk” compensation including the percentage of the at risk compensation awarded or forfeited in fiscal year 2007 for Managing Board Directors and Key Management Personnel broken down by its various components, are set out below. Equity long-term incentive is not included in the table as equity long-term incentive does not start to vest until at least 12 months after the grant date and it would only be forfeited during that fiscal year in limited circumstances all of which involve the employee ceasing employment.

			Long-term incentive
	Short-term incentive[1]		Bonus Bank[2]
	Awarded	Forfeited	Awarded	Forfeited
	%	%	%	%

Managing Board Directors
Louis Gries	108%	—	100%	—
Russell Chenu	101%	—	N/A	—
Benjamin Butterfield	105%	—	100%	—

Key Management Personnel
Jamie Chilcoff	105%	—	100%	—
Mark Fisher	108%	—	100%	—
Grant Gustafson	102%	—	100%	—
Nigel Rigby	108%	—	100%	—
Robert Russell	105%	—	100%	—

Former Key Management Personnel
Dave Merkley[5]	—	100%	—	100%

Details of the minimum and maximum value of the “at risk” compensation for fiscal year 2007 that may be paid to Managing Board Directors and Key Management Personnel over future years is set out below. The minimum amount payable is nil in all cases.

	Long-term incentive		Long-term incentive
	Bonus Bank		Equity-Based[3]
	(US dollars)		(US dollars)
	2008	2009	2008	2009	2010	2011	2012

Managing Board Directors[4]	$926,534
Louis Gries	—	$40,534	$674,452	$672,609	$433,050	$—	$—
Russell Chenu	252,582	—	105,960	105,670	68,034	—	—
Benjamin Butterfield		10,704	178,782	178,294	114,792	—	—

	Long-term incentive		Long-term incentive
	Bonus Bank		Equity-Based[3]
	(US dollars)		(US dollars)
	2008	2009	2008	2009	2010	2011	2012

Key Management Personnel
Jamie Chilcoff	203,698	8,778	128,876	74,283	32,865	—	—
Mark Fisher	180,957	8,778	128,876	74,283	32,865	—	—
Grant Gustafson	7,203	7,203	128,876	74,283	32,865	—	—
Nigel Rigby	180,957	8,778	128,876	74,283	32,865	—	—
Robert Russell	—	—	128,876	74,283	32,865	—	—

Former Key Management Personnel
Dave Merkley[5]	$—	$—	$—	$—	$—	$—	$—

[1]	Awarded = % of target actually paid in fiscal year 2007.

Forfeited = % of target lost.

[2]	Awarded = % of possible Bonus Bank payment actually paid in fiscal year 2007.

Forfeited = % of possible payment lost.

[3]	Represents annual SG&A expense for the aggregate fiscal year 2007 stock option award fair market value estimated using the Black-Scholes or Monte Carlo option-pricing model depending on the plan the options were issued under.

[4]	The Managing Board Directors received performance options in fiscal year 2007 (calendar year 2006) which are referred to here. Since these are expensed whether or not they ever vest, they are recorded here.

[5]	On 1 September 2006, Mr Merkley resigned from the company.
1.5 LINK BETWEEN REMUNERATION POLICY AND COMPANY PERFORMANCE
As shown in the table at 1.4.1 on page 11, a significant proportion of the remuneration for the CEO and senior executives is “at risk” remuneration. Both the EP Incentive Plan, including the Bonus Banking mechanism, and the long-term equity incentive plans, ensure a direct link between the performance of the company and bonuses paid and equity awarded.
In fiscal year 2007, a strong bottom line operating performance in our largest business, USA Fibre Cement, helped cap off a very solid year of results (excluding asbestos adjustments) amidst difficult and challenging market conditions. Compared with fiscal year 2006, both revenue and earnings (excluding asbestos adjustments) were stronger despite construction activity being considerably weaker in the US and weaker in Australia and New Zealand. The Economic Profit target for fiscal year 2007 was exceeded by a small amount and half of the Bonus Bank amounts accrued in fiscal year 2006 were paid to participating eligible employees with the balance to be paid out in full if the earnings performance targets for fiscal year 2008 are met or exceeded.
The performance of James Hardie CUFS against the S&P/ASX200 index over the past five years and the growth in James Hardie’s earnings (excluding asbestos provision) are shown in the two graphs below.
5-year total returns for JHX and ASX200

5-year growth in James Hardie earnings (excluding asbestos provision)
1.5.1 Managing Board long-term incentives and company performance
Managing Board Directors have an added link between long-term incentives and the performance of the company. Options granted under the LTIP (described on page 19 vest on the third anniversary of the issue date subject to one of two hurdles: Total Shareholder Return (TSR) and Return on Capital Employed (ROCE).
The LTIP was approved by shareholders at the 2006 Annual General Meeting. The purpose of the LTIP is to retain and motivate executives and ensure they are making decisions that represent the best interests of shareholders as they drive the company’s business forward. The proposed LTIP reflects the company’s aim to achieve the best balance between:
–	the approach to long-term incentive arrangements for executives in the United States, where the company conducts most of its business and sources the majority of its senior executives; and
–	the company’s commitment to good corporate governance practices which requires appropriate performance hurdles for executive long-term incentives.
In fiscal year 2007 the long-term incentive provided to Managing Board Directors was composed of options under the LTIP with a ROCE and a TSR performance hurdle. The total value of the long-term incentive was apportioned 50:50 between options with ROCE and TSR performance hurdles (calculated using the Black-Scholes method).
ROCE performance hurdle
ROCE is calculated by dividing earnings before interest and taxes by net capital employed (ie fixed assets plus net working capital). This measures the efficiency with which capital is being used to generate revenue and earnings and provides a good basis for comparing with peers management performance in areas over which it has control. For the purposes of this calculation, all ROCE components exclude any amounts paid or provided for by way of contribution to the Asbestos Injuries Compensation Fund (relating to the company’s voluntary compensation for proven asbestos-related personal injury and death claims), and any related foreign currency translation income or expense.
The number of options that vest will depend upon the company’s ROCE performance relative to the peer group. No options will vest unless the company has achieved at least the 60th percentile relative to comparable companies over the performance period.

TSR performance hurdle
TSR refers to the total shareholder return of a peer group of comparable companies in the S&P/ASX 100. No options will vest unless the company has achieved at least the 50th percentile relative to the comparable companies in the S&P/ASX100 over the performance period.
1.6 THE KEY TERMS OF OUTSTANDING EQUITY GRANTS ARE OUTLINED BELOW:

2001 JHI NV Equity Incentive Plan (Option Plan)	Granted on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000.

Offered to	Key US executives, not Managing Board Directors.

Vesting schedule	20% of options vest each year on the anniversary of the original grant date in November. The original US shadow stock grant did not involve performance hurdles; this grant maintains these conditions.

Exercise period	November 2009 and November 2010.

2001 JHI NV Equity Incentive Plan (Option Plan)	Annual grants made in December 2001, 2002, 2003, 2004 and 2005 and November 2006.

Off-cycle grant made to new employees in March 2007.

Offered to	Key executives, not Managing Board Directors.

Vesting schedule	25% of options vest on the 1st anniversary of the grant; 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date. As the majority of participants are US employees, this plan follows normal and customary US grant guidelines and has no performance hurdles.

Expiration date	10th anniversary of each grant.

JHI NV Stock Appreciation Rights Incentive Plan

Granted on 14 December 2004.

Offered to	Interim Managing Board Directors. (CEO and former Company Secretary in the period between their appointments and the 2005 Annual Meeting at which shareholders elected them to the Managing Board).

Vesting schedule	50% on 14 December 2006; 50% on 14 December 2007.

Expiration date	Gain in share price between grant and vesting date is paid in cash on vesting date, no shares are issued.

2005 Managing Board Transitional Stock Option Plan

Granted on 22 November 2005.

Offered to	Managing Board Directors (CEO, CFO and Company Secretary and General Counsel).

Performance period	22 November 2005 to 22 November 2008.

Retesting	Yes, on the last Business Day of each six month period following the Third Anniversary and before the Fifth Anniversary.

Exercise period	Until November 2015.

Performance condition	TSR performance hurdle compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies listed in the 200 Financials and 200 Property Trust indices.

While less usual in the USA, this condition is a normal hurdle from an Australian market perspective to align the Managing Board Directors’ interests with shareholders.

Vesting criteria	– 0% of performance rights vest if the company’s TSR is below the 50th percentile of the peer group.

– 50% of performance rights vest if the company’s TSR is at the 50th percentile of the peer group.

– Between 50th and 75th percentile, vesting is on a straight line basis with the company’s ranking against the peer group (+2% for each percentile over the 50th percentile of the peer group).

– 100% of performance rights vest if the company’s TSR is in at least the 75th percentile of the peer group.

James Hardie Industries Long-Term Incentive Plan 2006 (LTIP)

Granted on 21 November 2006.

Offered to	Managing Board Directors (CEO, CFO and Company Secretary and General Counsel).

Performance period	21 November 2006 to 21 November 2009.

Retesting	Yes, for the TSR tranche only, on the last Business Day of each six month period following the Third Anniversary and before the Fifth Anniversary.

Exercise period	Until November 2016.

Performance condition	For the ROCE tranche:

ROCE performance against a global peer group of building materials companies. The global peer group of building materials companies to be used for the ROCE performance hurdle will be determined by the Supervisory Board but would generally include global peer companies in USA, Europe and Australia specialising in building materials. When the LTIP was put to shareholders, it was expected that the following companies would comprise the peer group:
Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited, Weyerhaeuser Company, Lafarge SA, CSR Limited, Cemex SA de CV, Nichihia Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gorbain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc. The Supervisory Board will have discretion to make adjustments to the list as it considers appropriate from time to time.

This condition aligns Managing Board Directors’ interests with the underlying performance of the business relative to other comparable companies.

For the TSR tranche:

TSR performance against a peer group of comparable companies in the S&P/ASX 100 determined by the Supervisory Board but would generally exclude financial institutions, insurance companies, property trusts, oil and gas producers and mining companies and be adjusted to take into account additions and deletions to S&P/ASX 100 during the relevant period.

While less usual in the USA, this condition is a normal hurdle from an Australian market perspective to align the Managing Board Directors’ interests with shareholders.

Vesting criteria	For the ROCE tranche:

– 0% of the options vest if the company’s ROCE is not at the 60th percentile of the peer group.

– 50% of the options vest if the company’s ROCE is at the 60th percentile of the peer group.

– Between the 60th and 85th percentile, vesting is on a straight line basis with the company’s ranking against the peer group (+2% for each percentile over the 60th percentile of the peer group).

– 100% of the options vest if the company’s performance is in at least the 85th percentile of the peer group.

For the TSR tranche:

– 0% of performance rights vest if the company’s TSR is below the 50th percentile of the peer group.

– 50% of performance rights vest if the company’s TSR is at the 50th percentile of the peer group.

– Between 50th and 75th percentile, vesting is on a straight line basis with the company’s ranking against the peer group (+2% for each percentile over the 50th percentile of the peer group).

– 100% of performance rights vest if the company’s TSR is in at least the 75th percentile of the peer group.
Details of equity grant plans that expired during fiscal year 2007 are provided in Note 5.3 to the consolidated financial statements.

2. Remuneration Tables for Managing Board Directors and Key Management Personnel
2.1 Total remuneration for Managing Board Directors for the years ended 31 March 2007 And 2006
Details of the remuneration of each Managing Board Director of James Hardie are set out below:

				Post- Employment
	Primary				Equity	Other	Total

				Superannu	Stock	Relocation
				ation and	Appreciation	and
			Non-Cash	401(k)	Rights and	Expatriate
	Base Pay	Bonuses[1]	Benefits[2]	Benefits	Options[3]	Benefits
	US$	US$	US$	US$	US$	US$

Managing Board Directors

Louis Gries FY 2007	$786,612	$1,738,430	$72,317	$14,287	$755,110	$121,498	$3,488,254
FY 2006	740,385	1,890,363	42,657	10,478	717,218	110,774	3,511,875

Russell Chenu FY 2007	596,181	200,161	57,628	57,776	101,282	79,849	1,092,877
FY 2006	564,546	159,832	18,558	50,809	62,736	70,454	926,935

Benjamin Butterfield FY 2007	322,497	466,516	61,598	13,200	206,351	111,160	1,181,322
FY 2006	311,250	450,450	30,410	9,913	128,369	215,717	1,146,109

Total Remuneration for Managing Board Directors
FY 2007	1,705,290	2,405,107	191,543	85,263	1,062,743	312,507	5,762,453
FY 2006	$1,616,181	$2,500,645	$91,625	$71,200	$908,323	$396,945	$5,584,919

[1]	Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as, any performance incentive amounts realised as a result of prior years’ performance and paid in the applicable year as a result of the company achieving its predetermined financial targets pursuant to the terms of its Economic Profit Incentive Plan.

[2]	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave, and tax services.

[3]	Options are valued using either the Black-Scholes option-pricing model or the Monte Carlo option-pricing method, depending on the plan the options were issued under, and the fair value of options granted are included in compensation during the period in which the options vest. For the Black-Scholes model, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.5% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; 5.1 years of expected life; and A$2.40 weighted average fair value at grant date. For the Monte Carlo method, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.6% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; and A$3.30 weighted average fair value at grant date. The figures stated here for Mr Gries include Stock Appreciation Rights.

2.2 Total remuneration for other Key Management Personnel for the years ended 31 March 2007 and 2006
Details of the remuneration of each Key Management Personnel of James Hardie are set out below:

				Post-
			Primary	Employment	Equity	Other	Total
						Relocation
						Allowances
						and Other
			Non-Cash			Non-
	Base Pay	Bonuses[1]	Benefits[2]	401(k)	Options[3]	Recurring[4]
	US$	US$	US$	benefits US$	US$	US$	US$

Key Management Personnel
Jamie Chilcoff FY 2007	310,961	373,192	44,136	12,842	277,998	—	1,019,129
FY 2006	290,385	418,231	13,899	13,269	157,409	113,038	1,006,231
Mark Fisher FY 2007	301,538	346,849	24,044	13,408	295,748	—	981,587
FY 2006	260,962	376,467	30,039	14,242	191,791	—	873,501
Grant Gustafson[5] FY 2007	254,808	142,914	18,896	11,619	55,046	104,913	588,196
FY 2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Nigel Rigby FY 2007	301,538	350,488	22,673	—	282,435	—	957,134
FY 2006	260,962	356,419	32,919	—	159,020	1,257	810,577
Robert Russell FY 2007	301,538	359,235	54,217	13,408	295,748	—	1,024,146
FY 2006	260,962	374,403	35,100	14,338	195,253	10,192	890,248
Former Key Management Personnel
Dave Merkley[6] FY 2007	148,564	9,277	125,329	7,269	—	—	290,439
FY 2006	323,826	761,679	24,315	14,372	258,299	7,306	1,389,797

Total Remuneration for Key Management Personnel
FY 2007	1,618,947	1,581,955	289,295	58,546	1,206,975	104,913	4,860,631
FY 2006	$1,397,097	$2,287,199	$136,272	$56,221	$961,772	$131,793	$4,970,354

[1]	Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as, any performance incentive amounts realised as a result of prior years’ performance and paid in the applicable year as a result of the company achieving its predetermined financial targets pursuant to the terms of its Economic Profit Incentive Plan.

[2]	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave, and tax services.

[3]	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.5% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; 5.1 years of expected life; and A$2.40 weighted fair value at grant date.

[4]	Other non-recurring includes cash paid in lieu of vacation accrued, as permitted under the company’s US vacation policy and California law.

[5]	Mr Gustafson was not an executive for whom the company reported compensation in fiscal year 2006.

[6]	On 1 September 2006, Mr Merkley resigned from the company

2.3 Equity holdings
2.3.1 Options granted to Managing Board Directors

								Value
								at
								Exer-		Value		Weighted
		Exercise	Holding		Total			cise		at	Holding	Average
		Price	at		Value at			per		Lapse	at	Fair
	Grant	per right	1 April		Grant[1]		Exer-	right[2]		per right[3]	31 March	Value
Name	Date	(A$)	2006	Granted	(US$)	Vested	cised	(US$)	Lapsed	(US$)	2007	per right[4]

Managing Board Directors
Louis Gries	19-Oct-01	$3.1321	40,174	200,874	$71,732	200,874	160,700	$1.98	—	—	40,174	$0.3571
	19-Oct-01	$3.0921	175,023	437,539	$168,321	437,539	262,516	$2.11	—	—	175,023	$0.3847
	17-Dec-01	$5.0586	324,347	324,347	$137,296	324,347	—	—	—	—	324,347	$0.4233
	3-Dec-02	$6.4490	325,000	325,000	$210,633	325,000	—	—	—	—	325,000	$0.6481
	5-Dec-03	$7.0500	325,000	325,000	$338,975	325,000	—	—	—	—	325,000	$1.0430
	22-Nov-05	$8.5300	1,000,000	1,000,000	$2,152,500	—	—	—	—	—	1,000,000	$2.1525
	21-Nov-06	$8.4000	—	415,000	$888,100	—	—	—	—	—	415,000	$2.1400
	21-Nov-06	$8.4000	—	381,000	$1,131,570	—	—	—	—	—	381,000	$2.9700

Russell Chenu	22-Feb-05	$6.3000	93,000	93,000	$107,973	46,500	—	—	—		93,000	$1.1610
	22-Nov-05	$8.5300	90,000	90,000	$193,725	—	—	—	—	—	90,000	$2.1525
	21-Nov-06	$8.4000	—	65,000	$139,100	—	—	—	—	—	65,000	$2.1400
	21-Nov-06	$8.4000	—	60,000	$178,200	—	—	—	—	—	60,000	$2.9700

Benjamin Butterfield	22-Feb-05	$6.3000	180,000	180,000	$208,980	90,000	—	—	—	—	180,000	$1.1610
	22-Nov-05	$8.5300	230,000	230,000	$495,075	—	—	—	—	—	230,000	$2.1525
	21-Nov-06	$8.4000	—	110,000	$235,400	—	—	—	—	—	110,000	$2.1400
	21-Nov-06	$8.4000	—	101,000	$299,970	—	—	—	—	—	101,000	$2.9700

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option-pricing method, depending on the plan the options were issued under.

2.3.2 Options granted to other Key Management Personnel

								Value
								at		Value
								Exer-		at	Holding
		Exercise	Holding		Total			cise		Lapse	at	Weighted
		Price	at		Value at			per		per	31	Average
	Grant	per right	1 April		Grant[1]		Exer-	right[2]		right[3]	March	Fair Value
Name	Date	(A$)	2006	Granted	(US$)	Vested	cised	(US$)	Lapsed	(US$)	2007	per right[5]

Current Key Management Personnel
Jamie Chilcoff	19-Oct-01	$3.1321	40,174	40,174	$14,346	40,174	40,174	$4.15	—	—	—	$0.3571
	19-Oct-01	$3.0921	92,113	92,113	$35,436	92,113	92,113	$4.18	—	—	—	$0.3847
	17-Dec-01	$5.0586	68,283	68,283	$28,904	68,283	68,283	$2.67	—	—	—	$0.4233
	3-Dec-02	$6.4490	111,000	111,000	$71,939	111,000	111,000	$1.61	—	—	—	$0.6481
	14-Dec-04	$5.9900	180,000	180,000	$183,276	90,000	45,000	$1.96	—	—	135,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	47,500	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

Mark Fisher	19-Oct-01	$3.1321	—	40,174	$14,346	40,174	40,174	$2.11	—	—	—	$0.3571
	19-Oct-01	$3.0921	92,113	92,113	$35,436	92,113	—	—	—	—	92,113	$0.3847
	17-Dec-01	$5.0586	68,283	68,283	$28,904	68,283	—	—	—	—	68,283	$0.4233
	3-Dec-02	$6.4490	74,000	74,000	$47,959	74,000	—	—	—	—	74,000	$0.6481
	5-Dec-03	$7.0500	132,000	132,000	$137,676	132,000	—	—	—	—	132,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	90,000	—	—	—	—	180,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	47,500	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

Grant Gustafson[5]	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

Nigel Rigby	17-Dec-01	$5.0586	20,003	20,003	$8,467	20,003	—	—	—	—	20,003	$0.4233
	3-Dec-02	$6.4490	27,000	27,000	$17,499	27,000	—	—	—	—	27,000	$0.6481
	5-Dec-03	$7.0500	33,000	33,000	$34,419	33,000	—	—	—	—	33,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	90,000	—	—	—	—	180,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	47,500	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

Robert Russell	19-Oct-01	$3.1321	—	40,174	$14,346	40,174	40,174	$2.82	—	—	—	$0.3571
	19-Oct-01	$3.0921	27,634	138,170	$53,154	138,170	138,170	$3.08	—	—	—	$0.3847
	17-Dec-01	$5.0586	—	68,283	$28,904	68,283	68,283	$0.99	—	—	—	$0.4233
	3-Dec-02	$6.4490	111,000	111,000	$71,939	111,000	111,000	$1.46	—	—	—	$0.6481
	5-Dec-03	$7.0500	132,000	132,000	$137,676	132,000	66,000	$0.99	—	—	66,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	90,000	45,000	$1.82	—	—	135,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	47,500	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

Former Key Management Personnel
Dave Merkley[6]	19-Oct-01	$3.1321	—	120,524	$43,039	120,524	120,524	$2.75	—	—	—	$0.3571
	19-Oct-01	$3.0921	—	138,170	$53,154	138,170	138,170	$3.32	—	—	—	$0.3847
	17-Dec-01	$5.0586	—	102,425	$43,357	102,425	102,425	$3.00	—	—	—	$0.4233
	3-Dec-02	$6.4490	200,000	200,000	$129,620	200,000	200,000	$1.24	—	—	—	$0.6481
	5-Dec-03	$7.0500	250,000	250,000	$260,750	125,000	125,000	$0.77	—	—	—	$1.0430
	14-Dec-04	$5.9900	172,500	230,000	$234,186	57,500	57,500	$2.34	—	—	—	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	—	—		—	—	—	$2.0323

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

[5]	Mr Gustafson was not an executive for whom the company reported compensation in fiscal year 2006.

[6]	On 1 September 226, Mr Merkley resigned from the company.
2.3.3 Managing Board Directors’ relevant interests in JHI NV
Changes in current and former Managing Board Directors’ relevant interests in JHI NV securities between 1 April 2006 and 31 March 2007 are set out below:

				Options
				granted
	CUFS at	CUFS at	Options at	21 November	Options at
Managing Board Directors	1 April 2006	31 March 2007	1 April 2006	2006	31 March 2007

Louis Gries	127,675	127,675	2,189,544	796,000	2,985,544
Russell Chenu	10,000	15,000	183,000	125,000	308,000
Benjamin Butterfield	—	—	410,000	211,000	621,000
2.4 Loans
The company did not grant loans to Managing Board Directors or Key Management Personnel during fiscal year 2007.
There are no loans outstanding to Managing Board Directors or Key Management Personnel.
3. Employment contracts
Remuneration and other terms of employment for the Chief Executive Officer, Chief Financial Officer, Company Secretary and General Counsel, and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.
3.1 Chief Executive Officer’S employment contract
Details of the terms of the CEO’s employment contract are as follows:

Components	Details

Length of contract	Three year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renew date, that it does not want the term to renew.

Base salary	US$750,000 per year[1]. Salary will be reviewed annually in April by the JHI NV Board.

Short-term incentive	Annual incentive target is 100% of annual base salary:

— 80% of this incentive target is based on the company meeting or exceeding aggressive performance objectives;

— 20% of this incentive target is based on the CEO meeting or exceeding personal performance objectives.

[1]	Actual salary paid in FY07 is shown in Table 2.1 on page 22 of this annual report.

Components	Details

The Remuneration Committee recommends the company’s and CEO’s performance objectives, and the performance against these objectives, to the JHI NV Supervisory Board for approval.

If the company’s performance exceeds the annual objective, the CEO realises an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the CEO over the following two years if the company’s objectives are met in these years, or is reduced if the company’s objectives are not met.

Long-term incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the US.

Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match his contributions into the plan up to the annual IRS limit.

Resignation	The CEO may cease his employment with the company by providing written notice.

Termination by James Hardie	The company may terminate the CEO’s employment for cause or not for cause. If the company terminates the employment, not for cause, or the CEO terminates his employment “for good reason” the company will pay the following:

a. amount equivalent to 1.5 times the annual base salary at the time of termination; and

b. amount equivalent to 1.5 times the executive’s Average Annual Incentive actually paid in up to the previous three fiscal years as CEO; and

c. continuation of health and medical benefits at the company’s expense for the remaining term of the agreement and the consulting agreement referenced below.

Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as he maintains the company’s non-compete and confidentiality agreements, and he will receive his annual base salary and annual target incentive in exchange for this consulting and non-compete.
3.2 Chief Financial Officer’s employment contract
Details of the CFO’s employment contract are as follows:

Components	Details

Length of contract	Fixed period of two and a half years concluding 5 October 2007.

Components	Details

Base salary	A$750,000 per year[1]

Short-term incentive	Annual incentive target is 33% of annual base salary based on the CFO meeting or exceeding personal performance objectives.

Long-term incentive	Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be a value equal to one-third of the executive’s base salary.

Superannuation	The company will contribute 9% of gross salary to Superannuation in the executive’s name.

Resignation or Termination	The company or CFO may cease the CFO’s employment with the company by providing three months’ notice in writing.

Redundancy or material change of role	If the position of CFO is determined to be redundant or subject to a material adverse change, the company or the CFO may terminate the CFO’s employment. The company will pay the CFO a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.
3.3 Company Secretary and General Counsel’s employment contract
Details of the Company Secretary and General Counsel’s employment contract are as follows:

Components	Details

Length of contract	Indefinite.

Base salary	US$315,000 per year[2]

Short-term incentive	Annual incentive target is 65% of annual base salary:

— 80% of this incentive target is based on the company meeting or exceeding aggressive performance objectives;

— 20% of this incentive target is based on the General Counsel and Company Secretary meeting or exceeding personal performance objectives.

The CEO recommends the General Counsel and Company Secretary’s performance objectives and the performance against these objectives, to the Remuneration Committee and JHI NV Supervisory Board for approval. The company’s objectives are set by the Remuneration Committee’s recommendation to the JHI NV Supervisory Board. If the company’s performance exceeds the annual objective, the executive realises an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year.

[1]	Annual salary rates are typically adjusted each year. Actual salary paid in FY07 is shown in Table 2.1 on page xx of this annual report.

[2]	Annual salary rates are typically adjusted each year. Actual salary paid in FY07 is shown in Table 2.1 on page xx of this annual report.

Components	Details

The remaining two-thirds is then deposited with a notional bank and is paid to the General Counsel and Company Secretary over the following two years if the company’s objectives are met in these years, or is reduced if the company’s objectives are not met.

Long-term incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the US.

Defined Contribution Plan	Since the General Counsel and Company Secretary may not participate in the US 401(k) defined contribution plan up to the annual IRS limit while he is on assignment to The Netherlands, the company will provide a payment up to the annual IRS limit directly to the executive.

Resignation or Termination	The General Counsel and Company Secretary may cease his employment with the company by providing written notice.

Termination by James Hardie	The company may terminate the General Counsel and Company Secretary’s employment for cause or not for cause.

Post-Termination Consulting	The company will request the General Counsel and Company Secretary, and he will agree, to consult to the company upon termination for a minimum of two years, as long as he maintains the company’s non-compete and confidentiality agreements, and he will receive his annual base salary in exchange for this consulting and non-compete.
3.4 Benefits contained in contracts for ceo, cfo and Company Secretary and General Counsel
Employment contracts for each of the CEO, CFO and General Counsel and Company Secretary also specify the following benefits:

International Assignment	The executives receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.

Other	Tax Equalisation: The company covers the extra personal tax burden for Managing Board Directors based in The Netherlands.

Tax Advice: The company will pay the costs of filing the executives’ income tax returns to the required countries.

Health, Welfare and Vacation Benefits: The executives are eligible to receive all health, welfare and vacation benefits offered to all US employees. They are also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: The executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses they incur or pay for in connection with the performance of their services under this Agreement.

Automobile: The company will either purchase or lease an automobile for business and personal use by the executives, or, in the alternative, the executives will be entitled to an automobile lease allowance not to exceed US$750 per month. Unused allowance or part thereof will be paid to the executives.
3.5 Key Management Personnel employment contracts
Details of the employment contracts for Key Management Personnel are as follows:

Components	Details

Length of contract	Indefinite.

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May for increase effective 1 July.

Short-term incentive	An annual incentive target is set at a percentage of the executive’s salary. Target is 55%; 80% of this incentive target is based on the company meeting or exceeding aggressive performance objectives; 20% of this incentive target is based on the executive meeting or exceeding personal performance objectives. The CEO recommends the executive’s performance objectives and the performance against these objectives, to the Remuneration Committee and JHI NV Supervisory Board for approval. The company’s objectives are set by the Remuneration Committee’s recommendation to the JHI NV Supervisory Board.

If the company’s performance exceeds the annual objective, the executive realises an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the company’s objectives are met in these years, or is reduced if the company’s objectives are not met.

Long-term incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of JHINV Supervisory Board, stock options have been granted each year under the JHI NV 2001 Equity Incentive Plan. It is anticipated that upon the approval of the JHI NV Supervisory Board, equity will be granted under a new plan in the future.

Defined Contribution Plan	The executive may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the executive’s contributions into the plan up to the annual IRS limit.

Resignation	The executive may cease his employment with the company by providing written notice.

Components	Details

Termination by James Hardie	The company may terminate the executive’s employment for cause or not for cause.

Post-termination Consulting	Depending on the executive’s individual contract, and the reasons for termination, the company may, or may be required to, request the executive, and the executive will agree, to consult to the company for two years upon termination, as long as the executive maintains the company’s non-compete and confidentiality agreements. In exchange for the consulting agreement, the company shall pay the executive’s annual base salary as of the termination date for each year of consulting.

Other	Health, Welfare and Vacation Benefits: The executive is eligible to receive all health, welfare and vacation benefits offered to all US employees. The executive is also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: The executive is entitled to receive reimbursement for all reasonable and necessary travel and other business expenses he or she incurs or pays in connection with the performance of his or her services under this Agreement.

Automobile: The company will either lease an automobile for business and personal use by the executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed US$750 per month. Unused allowance or part of this will be paid to the executive.

International Assignment	Executives who are on assignment in countries other than their own receive additional benefits which may include tax equalisation payment and tax advice, a car in the country they are assigned to, and financial assistance with housing, moving and storage.
4. Remuneration for Supervisory Board Directors for the year ended 31 March 2007
Fees paid to the Supervisory Board Directors of James Hardie are determined by the Joint Board, with the advice of external remuneration advisors, within the maximum total amount approved by the shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.
Independent experts in Australia and the USA benchmark Supervisory Board Directors’ remuneration against peer companies, taking into consideration the level of fees paid to board members of companies with similar size, complexity of operations and responsibilities and workload requirements of board members.
Board fees are not paid to Managing Board Directors since the responsibilities of board membership are considered in determining the remuneration provided as part of their normal employment conditions.

4.1. Remuneration structure
During fiscal year 2006, Supervisory Board Directors were paid a base fee for service on the James Hardie Boards. Additional fees were paid to the position of Chairman, Deputy Chairman and Board Committee Chairmen.
Following the commencement of proceedings by ASIC against the company and some of its former officers, the company formed a Special Matter Committee to deal with issues related to the proceedings. After the resignation of Ms Hellicar as Chairman, an Acting Chairman and an Acting Deputy Chairman were immediately appointed until the Supervisory Board appointed a new permanent Chairman and Deputy Chairman. Directors who acted in the roles of Acting Chairman and Acting Deputy Chairman and who attended meetings of the Special Matter Committee received fees in addition to the base fee of $US75,000 per annum (pro-rata). Directors who attended meetings of the Special Matter Committee received fees of US$1,000 per meeting in addition to their base fee.
As the focus of the Board is on the long-term direction and well-being of James Hardie, there is no direct link between Supervisory Board Directors’ remuneration and the short-term results of the company.
No Supervisory Board Director has been granted options or performance rights.
4.2 Supervisory Board Share Plan
At the 2006 JHI NV Annual General Meeting, shareholders approved the Supervisory Board Share Plan 2006 (SBSP-2006) and the participation of the Supervisory Board Directors under the SBSP-2006 for a three-year period. Under the SBSP-2006, Supervisory Board Directors can elect to receive some of their annual fees in ordinary shares/CUFS in JHI NV. This is different from the previous Supervisory Board Share Plan (SBSP) under which Supervisory Board Directors were required to contribute a portion of their annual fees in Shares/CUFS.
In 2006, the Supervisory Board also implemented a Board policy that Supervisory Board Directors accumulate a minimum of three times their annual cash remuneration in share ownership (either personally or through a personal superannuation or pension plan) within the six year period from the later of August 2006 or their appointment. For the purposes of calculating the value of this minimum shareholding, Directors’ annual fees will still be classified as having both Cash and Shares components, where the Shares component is equal to half the total annual fees for Directors, and one third of the total annual fees for the Chairman.
To recognise the potential for share price fluctuations to have an impact on the funds required to be committed and the different taxation positions of individual Directors, no Director will be required to apply more than 50% of the cash component of his or her fees, on a post-tax basis, over a six year period, toward satisfying this requirement. For fiscal year 2008, the Supervisory Board (and each individual member of the Supervisory Board) has determined that the amount to be applied under the SBSP-2006 for each Supervisory Board Director will be US$50,000 and for the Chairman will be US$100,000, net of any applicable Dutch taxes, and that this amount will be paid in the fourth quarter of fiscal year 2008. Any Supervisory Board member who leaves the Supervisory Board during fiscal year 2008 will not participate in the SBSP-2006. Any person becoming a member of the Supervisory Board after the date of the calendar 2007 Annual General Meeting will apply a pro-rata reduced amount under the SBSP-2006 in the fourth quarter of fiscal year 2008.
Shares/CUFS received under the SBSP-2006 can be either issued or acquired on market. Where shares/CUFS are issued, the price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue. Where shares/CUFS are acquired on market, the price is the purchase price.

The SBSP-2006 does not include a performance condition because the amounts applied to acquire ordinary shares/CUFS under the SBSP-2006 are from the annual fees earned by the Supervisory Board Directors.
4.3 Director Retirement Benefits
In July 2002, the company discontinued a retirement plan that entitled some of our Supervisory Board Directors to receive, upon their termination for any reason other than misconduct, an amount equal to a multiple of up to five times their average annual fees for the three year period prior to their retirement.
The applicable multiple was based on the Director’s years of service on the Supervisory Board, including service on the JHIL Board. Two of our former Directors, Ms Hellicar and Mr Brown, retained some benefits that had accrued as of 2002 under this retirement plan. Both Ms Hellicar and Mr Brown retired from our Supervisory Board on 20 February 2007 and we have determined that they are entitled to benefits pursuant to this plan in the gross amount of US$833,979 and US$307,658 to Ms Hellicar and Mr Brown, respectively.
No other Directors retain any benefits under this plan.

4.4 Total remuneration for each Supervisory Board Director

			Post-
	Primary	Equity	Employment	Other	Total

		JHI NV		Retirement
	Directors’	Stock[1]	Superannu	Benefits[3]
	Fees US$	US$	ation[2] US$	US$	US$

Supervisory Board Directors

Donald DeFosset FY 2007	$32,959	$—	$—	$—	$32,959
FY 2006	N/A	N/A	N/A	N/A	N/A

Donald McGauchie FY 2007	96,071	—	9,402	—	105,473
FY 2006	50,598	10,000	5,454	—	66,052

Brian Anderson FY 2007	33,685	—	—	—	33,685
FY 2006	N/A	N/A	N/A	N/A	N/A

John Barr FY 2007	92,929	20,000	—	—	112,929
FY 2006	51,100	10,000	—	—	61,100

Michael Hammes FY 2007	16,247	—	—	—	16,247
FY 2006	N/A	N/A	N/A	N/A	N/A

James Loudon FY 2007	87,584	—	—	—	87,584
FY 2006	47,767	10,000	—	—	57,767

Rudy van der Meer FY 2007	17,247	—	—	—	17,247
FY 2006	N/A	N/A	N/A	N/A	N/A

Former Supervisory Board Directors

Michael Brown[3] FY 2007	79,262	—	7,727	307,658	394,647
FY 2006	50,598	10,000	5,454	—	66,052

Gregory Clark[4] FY 2007	5,420	—	—	—	5,420
FY 2006	51,100	10,000	—	—	61,100

Michael Gillfillan[3] FY 2007	75,899	—	—	—	75,899
FY 2006	51,100	10,000	—	—	61,100

Meredith Hellicar[3] FY 2007	166,015	50,000	21,227	833,979	1,071,221
FY 2006	178,777	20,000	17,890	—	216,667

Total Remuneration for Supervisory Board Directors FY 2007	703,318	70,000	38,356	1,141,637	1,953,311
FY 2006	$481,040	$80,000	$28,798	$—	$589,838

1 For fiscal year 2007, amount represents JHI NV stock issued or acquired on market under the 2006-SBSP under

[1]	For fiscal year 2007, amount represents JHI NV stock issued or acquired on market under the 2006-SBSP under which a Director can elect to receive some of their annual fees in JHI NV stock. The number of shares was determined by dividing the amount which the member elects to apply under the 2006-SBSP (net of any applicable taxes and broker fees) by the market of purchase price.

For fiscal year 2006, the annual allocation to Supervisory Board Members of JHI NV stock to the value of US$10,000 was approved by shareholders at the Annual General Meeting held on 19 July 2002. The Supervisory Board Directors could also elect to take additional stock in lieu of fees.

See sections 4.2 Supervisory Board Share Plan and 4.6 Shares/CUFS allotted to Supervisory Board Directors under the SBSP and SBSP-2006 of this annual report on pages 32 and 35 for further information.

[2]	The superannuation benefits include Australian 9% superannuation guarantee contributions which were paid on top of the Australian Directors’ total fees until 25 September 2006. From 26 September 2006, superannuation is withheld from the Australian Directors’ fees.

[3]	On 20 February 2007, Chairman Ms Hellicar and Directors Messrs Brown and Gillfillan resigned from our Joint and Supervisory Boards. We have determined that two Directors, Ms Hellicar and Mr Brown, are entitled to benefits pursuant to this plan in the gross amounts of US$0.8 million and US$0.3 million for Ms Hellicar and Mr Brown respectively. We expect to pay these amounts in fiscal year 2008. See section 4.3 Director Retirement Benefits in this annual report on page 33.

[4]	On 9 May 2006, Mr Clark resigned from the Joint and Supervisory Boards, Audit Committee and Nominating and Governance Committee.
4.5 Supervisory Board Directors’ Relevant Interests in JHI NV
Changes in Supervisory Board Directors’ relevant interests in JHI NV securities between 1 April 2006 and 31 March 2007 are set out below:

	Number of	Number of			Number of
	Shares/CUFS	Shares/CUFS at date		Shares/CUFS at	Shares/CUFS at
	At 1 April 2006	of becoming Director	SBSP-2006[1]	Date of resignation	31 March 2007
Supervisory Board Directors[2]
Donald DeFosset[3]	N/A	15,500	—	N/A	15,550
Donald McGauchie	9,569	N/A	—	N/A	9,569
Brian Anderson [4]	N/A	—	—	N/A	—
John Barr	22,826	N/A	1,651	N/A	24,477
Michael Hammes [5]	N/A	—	—	N/A	—
James Loudon	6,355	N/A	—	N/A	6,355
Rudy van der Meer[5]	N/A	—	—	N/A	—
Former Supervisory Board Directors
Michael Brown	14,727	N/A	—	14,727	N/A
Gregory Clark	14,116	N/A	—	14,116	N/A
Michael Gillfillan	54,727	N/A	—	54,727	N/A
Meredith Hellicar	11,566	N/A	3,388	14,954	N/A
4.6 Shares/CUFS allotted to Supervisory Board Directors under the SBSP and SBSP-2006
Shares/CUFS allotted in fiscal year 2007 under the SBSP-2006:

Current Supervisory Board	2007 Fiscal
Directors	Year[i]
Donald DeFosset [2]	—
Donald McGauchie	—
Brian Anderson [2]	—
John Barr	1,651
Michael Hammes [3]	—
James Loudon	—
Rudy van der Meer[3]	—
Former Supervisory Board Directors
Michael Brown	—
Gregory Clark	—
Michael Gillfillan	—
Meredith Hellicar	3,388

Shares/CUFS allotted prior to fiscal 2007 under the SBSP:

			2004
	2006 Fiscal	2005 Fiscal	Fiscal	2003 Fiscal
Name	Year[4]	Year [5]	Year[6]	Year[7]
Current Supervisory Board Directors
Donald DeFosset	N/A	N/A	N/A	N/A
Donald McGauchie AO	758	1,068	1,743	—
Brian Anderson	N/A	N/A	N/A	N/A
John Barr	758	1,068	—	—
Michael Hammes	N/A	N/A	N/A	N/A
James Loudon	758	2,117	1,839	1,641
Rudy van der Meer	N/A	N/A	N/A	N/A
Former Supervisory Board Directors
Michael Brown	758	1,068	1,260	1,641
Gregory Clark	758	1,068	5,620	6,688
Michael Gillfillan	758	1,068	1,260	1,641
Meredith Hellicar	1,515	2,117	2,225	2,948

[1]	Acquisitions under the SBSP-2006 occurred on 12 December 2006 and 26 March 2007. The acquisition price for the 12 December acquisition was $8.39 per share/CUFS. The acquisition price for the 26 March 2007 acquisition was $8.50 per shares/CUFS. There is no escrow period on any of these acquisitions.

[2]	Messrs DeFosset and Anderson became Directors of the company on 14 December 2006.

[3]	Messrs Hammes and van der Meer became Directors of the company on 7 February 2007.

[4]	The acquisition price was $8.64 per share/CUFS. Each participant’s 22 November 2005 mandatory participation of 758 JHI NV shares/CUFS is subject to a voluntary escrow period ending on 22 November 2007.

[5]	The acquisition price was $5.94 per share/CUFS. Each participant’s 3 December 2004 mandatory participation of 1068 JHI NV shares/CUFS was subject to a voluntary escrow period which ended on 4 December 2006.

[6]	The acquisition price was $7.52 per share/CUFS. Each participant’s 22 August 2003 mandatory participation of 1,260 JHI NV shares/was is subject to a voluntary escrow period which ended on 22 August 2005.

[7]	The acquisition price was $6.71 per share/CUFS. Each participant’s 27 August 2002 mandatory participation of 1,641 JHI NV shares/CUFS was subject to a voluntary escrow period which ended on 27 August 2004.
Only Supervisory Board Directors are entitled to participate in the SBSP-2006.
This report is made in accordance with a resolution of the members of the Joint Board.

D DeFosset	L Gries
Chairman	Chief Executive Officer and
Supervisory and Joint Boards	Chairman Managing Board
Signed Amsterdam, The Netherlands, 13 July 2007

Management’s Discussion & Analysis
Overview
This discussion is intended to provide information that will assist in understanding James Hardie’s (the company’s) 31 March 2007 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. It includes information about James Hardie’s critical accounting policies and how these policies affect its consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect the financial condition and results of operations as a whole.
James Hardie’s pre-tax results for fiscal year 2007 were substantially and adversely affected by asbestos adjustments of US$405.5 million. The asbestos provision was originally recorded in fiscal year 2006 for US$715.6 million for estimated future asbestos-related compensation payments. The company also incurred significant costs associated with the Special Commission of Inquiry (SCI) and other related matters during fiscal years 2007 and 2006. Information regarding the asbestos-related matters and the SCI and other related matters can be found in this discussion and in Note 4.9 of the consolidated financial statements.
The Company and the Building Product Markets
Based on net sales, James Hardie believes it is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines. The company’s current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, James Hardie develops key product and production process technologies that it patents or holds as trade secrets. James Hardie believes that these technologies give it a competitive advantage.
James Hardie manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, fencing, internal linings, facades, floor and tile underlayments, flooring, drainage pipes and decorative columns. The company’s products are used in various market segments, including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. It believes that, in certain construction applications, its fibre cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.
The company’s products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of finance to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors were generally unfavourable during fiscal year 2007, resulting in weaker residential construction activity.

Fiscal Year 2007 Key Results
As of March 31, 2007, James Hardie implemented the Final Funding Agreement as amended (Amended FFA) to provide compensation for Australian asbestos-related personal injury claims against certain former companies of the James Hardie Group.
Total net sales increased 4% to US$1,542.9 million. However, the asbestos adjustments resulted in an EBIT loss of US$86.6 million compared to an EBIT loss of US$434.9 million. Operating profit from continuing operations increased to US$150.8 million.
Excluding the asbestos adjustments, EBIT increased 14% to US$318.9 million and net operating profit increased by 6% to US$222.2 million.
The company’s largest market is North America, where fibre cement is one of the fastest growing segments of the external siding market. During the year, USA Fibre Cement net sales contributed approximately 82% of total net sales, and its EBIT before asbestos adjustments was the primary contributor of total company EBIT. Net sales for the USA Fibre Cement business increased due to a higher average net sales price. EBIT for the USA Fibre Cement business increased primarily due to increased net sales and lower freight costs, which were partially offset by higher selling, general and administrative expenses.
Asia Pacific Fibre Cement net sales contributed approximately 16% of total net sales, and its EBIT was the second largest contributor of total company EBIT (before the asbestos adjustments) in 2007. Net sales increased in the company’s Australia, New Zealand and Philippines businesses. The increase in net sales in the Australia and New Zealand business, which was due to increased volume, was partially offset by a reduction in average net sales price. Sales in the Philippines business increased due to higher sales volume, partially offset by a reduction in average net sales price.
The company’s emerging businesses of Europe Fibre Cement and USA Hardie Pipe continued to make good progress. The USA Hardie Pipe business recorded a small profit. Sales in the Europe Fibre Cement business continued to grow steadily, albeit from a low base.

					%
(Millions of US dollars)	2007		2006		Change
Net sales
USA Fibre Cement		$1,262.3		$1,218.4	4
Asia Pacific Fibre Cement		251.7		241.8	4
Other		28.9		28.3	2

Total net sales		1,542.9		1,488.5	4
Cost of goods sold		(969.9)		(937.7)	(3)

Gross profit		573.0		550.8	4
Selling, general and administrative expenses		(214.6)		(209.8)	(2)
Research and development expenses		(25.9)		(28.7)	10
SCI and other related expenses		(13.6)		(17.4)	22
Impairment of roofing plant		—		(13.4)	—
Asbestos adjustments		(405.5)		(715.6)	43

Other operating expense		—		(0.8)	—

EBIT		(86.6)		(434.9)	80
Net interest expense		(6.5)		(0.2)	—

Operating loss from continuing operations before income taxes		(93.1)		(435.1)	79
Income tax benefit (expense)		243.9		(71.6)	—

Operating profit (loss) from continuing operations		$150.8		$(506.7)	—

Net Operating profit (loss)		$151.7		$(506.7)	—
Volume (mmsf)
USA Fibre Cement		2,148.0		2,182.8	(2)
Asia Pacific Fibre Cement		390.8		368.3	6
Average net sales price per unit (per msf)
USA Fibre Cement	US$	588	US$	558	5
Asia Pacific Fibre Cement	A$	842	A$	872	(3)

All results are for continuing operations unless otherwise stated. See Definitions starting on page 55 of this annual report.
Total Net Sales
Total net sales increased 4% from US$1,488.5 million to US$1,542.9 million.
Net sales from USA Fibre Cement increased 4% from US$1,218.4 million to US$1,262.3 million due to a higher average net sales price partially offset by decreased sales volume.
Net sales from Asia Pacific Fibre Cement increased 4% from US$241.8 million to US$251.7 million due to increased sales volumes and favourable currency exchange rate differences, partially offset by a decreased average net sales price.
Other net sales increased by 2% from US$28.3 million to US$28.9 million due to improved sales performance in the USA Hardie Pipe business and the Europe Fibre Cement business partially offset by decreased sales resulting from the sale of the Chile Fibre Cement business in July 2005.
USA Fibre Cement
Net sales increased 4% from US$1,218.4 million to US$1,262.3 million due to a higher average net sales price partially offset by decreased sales volume. Sales volume decreased 2% from 2,182.8 million square feet to 2,148.0 million square feet, due mainly to a decrease in base demand for the company’s products during the second half of the year as a result of weaker residential housing construction activity, partially offset by growth in primary demand during the first half of the year. The average net sales price increased 5% from US$558 per thousand square feet to US$588 per thousand square feet primarily due to price increases for certain products that were implemented during the year and an increased proportion of higher-priced, differentiated products in the sales mix. The new housing construction market continued to weaken, with the US Census Bureau reporting that new housing starts were down 25% and 30%, respectively for the three months ended 31 December 2006 and 31 March 2007, compared to the same periods last year. Despite interest rates remaining relatively low, deepening problems in the sub-prime mortgage market kept builder and consumer confidence at weak levels.
According to Brian Catalde, President of the NAHB, “Builders, overall, have been systematically cutting back on new building activity for more than a year now. This slowdown is enabling them to reduce their inventory and better position themselves for the balance of the year, especially when faced with uncertainties over the impacts of the sub-prime-related tightening of mortgage lending standards on home sales”. Despite this, supply of new residential housing remains greater than demand and industry inventory levels at the end of the quarter continued to be above optimal levels at around 7 to 8 months supply, as reported by the NAHB.
Demand in our exterior products category for fiscal year 2007 was affected significantly by weaker housing construction activity. The decrease in net sales was due mainly to softer demand in our exterior products category, which spanned all regions except the mid-Atlantic region. Net sales were lower for all products in the exteriors category other than the higher-priced, differentiated products, XLD® trim and the ColorPlus® collection.
With all ColorPlus® product lines now complete and operational, including those in the plants in Reno, Nevada and Pulaski, Virginia, the business has commenced launching the ColorPlus® collection of products into both the Western and Southern divisions.

Repair and remodelling activity was relatively steady during fiscal year 2007 and sales in our interior products category were flat compared to the same period last year. Continued acceptance of HardieBacker™ 1/2” board as a wet area wall solution helped grow sales for that product during the quarter, almost off-setting weaker sales of our HardieBacker™ 1/4” product in a number of our larger markets.
The net sales growth for the year largely reflects further market penetration against alternative materials, mainly wood and vinyl, across the Northern, Southern and Western Divisions and in the exterior and interior product categories, and an increase in the average net sales price.
Asia Pacific Fibre Cement
Net sales increased 4% from US$241.8 million to US$251.7 million. Net sales in Australian dollars increased 2% due to a 6% increase in sales volume from 368.3 million square feet to 390.8 million square feet, partly offset by a 3% decrease in the average Australian dollar net sales price.
Australia and New Zealand Fibre Cement
Net sales increased 2% from US$218.1 million to US$223.4 million. In Australian dollars, net sales increased 1% due to a 5% increase in sales volumes, partially offset by a 4% decrease in the average Australian dollar net sales price.
In the Australia and New Zealand business, both the new housing and renovation markets weakened during the year, but sales volumes increased due to market initiatives designed to grow primary demand for fibre cement and increase sales of value-added, differentiated products. There was strong sales growth in the recently-launched Scyon™ range of products and in Linea™ weatherboards. Selling prices for non-differentiated products continue to be subject to strong competitive pressures, leading to a lower average net sales price.
Philippines Fibre Cement
Net sales increased 19% from US$23.7 million to US$28.3 million due to increased sales volumes, partially offset by a slight decrease in the average Philippine peso net sales price. The increase in sales volume was due to stronger domestic building and construction activity and increased export demand.
Other
Other sales include sales of Hardie™ pipe in the United States and fibre cement operations in Europe.
USA Hardie Pipe
Net sales increased in fiscal year 2007 as compared to fiscal year 2006 due to an increase in sales volume and a higher average net sales price.
Europe Fibre Cement
Net sales continued to grow steadily, albeit from a low base.
Gross Profit
Gross profit increased 4% from US$550.8 million to US$573.0 million. The gross profit margin increased 0.1 percentage points to 37.1%.
USA Fibre Cement gross profit increased 5% due mainly to increases in net sales and, to a lesser extent, lower freight costs. The gross profit margin increased 0.5 percentage points.
Asia Pacific Fibre Cement gross profit decreased 3% primarily due to reduced profitability in the Australian Fibre Cement business. The decrease was due mainly to a lower average net sales price,

increased freight and raw material costs in Australia, costs associated with the start-up of the manufacture of new products, and inefficiencies associated with the rebuild of inventory at the Rosehill, New South Wales plant associated with the plant’s temporary closure in December 2006 for asbestos-related reasons. In Australian dollars, gross profit decreased 5%. The gross profit margin decreased 2.2 percentage points.
Selling, General and Administrative (SG&A) Expenses
SG&A expense increased 2% from US$209.8 million to US$214.6 million, mainly due to an increase in spending in the USA Fibre Cement business reflecting expenditures on business initiatives including build-up of organisational infrastructure to drive growth strategies. As a percentage of sales, SG&A expense decreased 0.2 of a percentage point to 13.9%.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 10% lower at US$25.9 million. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs decreased 21% to US$12.9 million.
SCI and Other Related Expenses
Costs incurred associated with the SCI and other related expenses totaled US$13.6 million compared to US$17.4 million in the previous year.
Further information on the SCI and other related matters can be found in Note 4.9 to the consolidated financial statements.
Asbestos Adjustments
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on 21 November 2006 and approved by the company’s shareholders on 7 February 2007. The adjustments include the full implementation of the Amended FFA.

The asbestos adjustments are comprised of the following components for the fiscal years ended 31 March:

(Millions of US dollars)	2007	2006
Adjustments to the net Amended FFA liability at 30 September 2006	$(41.8)	—
Adjustments to the net Amended FFA liability at 31 March 2007	70.3	—
Tax impact related to the implementation of the Amended FFA	(335.0)	—
Effect of foreign exchange	(94.5)	—
Contributions to asbestos research and education	(4.5)	—
Initial recording of provision at 31 March 2006	—	(715.6)

Asbestos adjustments	$(405.5)	$(715.6)

Adjustments to the Net Amended FFA Liability
The discounted central estimate as calculated by KPMG Actuaries is the main component of the net Amended FFA liability. In addition to the discounted central estimates there are US Generally Accepted Accounting Principles (GAAP) adjustments that are required to be made as the standards of US GAAP differ from actuarial standards. KPMG Actuaries issued two additional reports during fiscal year 2007 (at 30 September 2006 and at 31 March 2007) adjusting the discounted central estimate and other amounts related to the net Amended FFA liability. The following table illustrates the impact on the net Amended FFA liability of the updated KPMG Actuaries’ valuations:
September 2006 Valuation:

	30 September		31 March		Increase /
(In A$ millions, except exchange rate data)	2006		2006		(decrease)

Discounted Central Estimate	A$	1,554.8	A$	1,517.0	A$	37.8

US GAAP Adjustments
Discounting and inflation allowance		(112.6)		(113.2)		0.6

Uninflated and undiscounted central estimate		1,442.2		1,403.8		38.4

Provision for claims handling costs of AICF		67.7		67.7		—
Other US GAAP adjustments		31.5		28.7		2.8
Net (assets) liabilities of AICF excluding funding payments		(33.0)		(71.6)		38.6

Total net Amended FFA liability pre-tax		1,508.4		1,428.6		79.8

Total net Amended FFA liability post-tax	A$	1,055.9	A$	1,000.0	A$	55.9

Exchange rate — A$ to US$ — 30 September 2006						1.3365

Increase in the net Amended FFA liability					US$	41.8

March 2007 Valuation:

			30
	31 March		September		Increase /
(In A$ millions, except exchange rate data)	2007		2006		(decrease)

Discounted Central Estimate	A$	1,355.1	A$	1,554.8	A$	(199.7)

US GAAP Adjustments
Discounting and inflation allowance		(82.1)		(112.6)		30.5

Uninflated and undiscounted central estimate		1,273.0		1,442.2		(169.2)

Provision for claims handling costs of AICF		69.2		67.7		1.5
Other US GAAP adjustments		39.6		31.5		8.1
Net (assets) liabilities of AICF excluding funding		2.2		(33.0)		35.2

Total net Amended FFA liability pre-tax		1,384.0		1,508.4		(124.4)

Total net Amended FFA liability post-tax	A$	968.8	A$	1,055.9	A$	(87.1)

Exchange rate — A$ to US$ — 31 March 2007						1.2395

Decrease in the net Amended FFA liability					US$	(70.3)

The uninflated and undiscounted central estimate and the provision for claims handling costs of the AICF are recorded on the balance sheet under the caption asbestos liability. The other US GAAP adjustments, net assets (liabilities) of the AICF, and the tax impact of the implementation of the Amended FFA are recorded within other captions on the balance sheet; readers are referred to the section Net Amended FFA Liability below for further details.
Tax Impact Related to the Implementation of the Amended FFA
Following final approval of the Amended FFA by shareholders on 7 February 2007, a deferred tax asset of US$335.0 million has been recorded to reflect the anticipated tax deductions commensurate with the projected payments under the Amended FFA to the AICF.
Effect of Foreign Exchange
The components of the net Amended FFA liability are denominated in Australian dollars and thus the reported value of the net Amended FFA liability in the company’s consolidated balance sheets in US dollars is subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies has caused an increase in the net Amended FFA liability of US$94.5 million for the fiscal year ended 31 March 2007.
Contributions to Asbestos Research and Education
Following the adoption of the Amended FFA, a provision of US$4.5 million was recorded for amounts James Hardie will pay for asbestos medical research funding and an asbestos education campaign over the next ten years based on the provisions of the Amended FFA.

Net Amended FFA Liability
The net Amended FFA liability is presented in the consolidated balance sheet within the following captions at 31 March 2007:

(Millions of US dollars)
Insurance receivables – current	$9.4
– non-current	165.1
Workers’ compensation receivable – current	2.7
– non-current	76.5
Workers’ compensation liability – current	(2.7)
– non-current	(76.5)
Asbestos liability – current	(63.5)
– non-current	(1,225.8)
Deferred tax asset – current	7.8
– non-current	318.2
Income taxes payable (reduction to income tax payable)	9.0
Other net liabilities	(6.3)

Net Amended FFA liability at 31 March 2007	$(786.1)

Further information on the asbestos adjustments, the SCI, and other related matters can be found in Note 4.9 to the consolidated financial statements.
EBIT
EBIT decreased from a loss of US$434.9 million to a loss of US$86.6 million. EBIT includes asbestos adjustments of a US$405.5 million and SCI and other related expenses of US$13.6 million.
As shown in the table below, EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses, increased 7% to US$332.5 million. EBIT margin excluding these items increased 0.7 percentage points to 21.6%.
EBIT

(Millions of US dollars)	2007	2006	% Change

USA Fibre Cement	$362.4	$342.6	6
Asia Pacific Fibre Cement	39.4	41.7	(6)
Research & Development	(17.1)	(15.7)	(9)
Other	(9.3)	(13.1)	29
Impairment of roofing plant	—	(13.4)	—
General Corporate	(56.5)	(61.4)	8
Asbestos adjustments	(405.5)	(715.6)	43

EBIT	(86.6)	(434.9)	80
Excluding
Impairment of roofing plant	—	13.4	—
Asbestos adjustments	405.5	715.6	43
SCI and other related expenses	13.6	17.4	22

EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses	$332.5	$311.5	7
Net sales	$1,542.9	$1,488.5	4
EBIT margin excluding asbestos adjustments, impairment charge and SCI and other related expenses	21.6%	20.9%	—

USA Fibre Cement EBIT increased 6% from US$342.6 million to US$362.4 million. The increase was primarily due to increased net sales and lower unit freight costs, partially offset by higher SG&A expenses. The EBIT margin was 0.6 percentage points higher at 28.7%.
Asia Pacific Fibre Cement EBIT decreased 6% from US$41.7 million to US$39.4 million due to reduced EBIT performance in the Australia and New Zealand Fibre Cement business, partly offset by improved EBIT performance in the Philippines Fibre Cement business. In Australian dollars, EBIT decreased 7%. Asia Pacific Fibre Cement EBIT margin was 1.5 percentage points lower at 15.7%.
Australia and New Zealand Fibre Cement EBIT decreased 8% from US$38.9 million to US$35.7 million. In Australian dollars, the Australia and New Zealand business EBIT fell by 10% due to increased manufacturing costs, including costs associated with the temporary closure of the Rosehill plant in late 2006 and a lower average net sales price, partially offset by an increase in sales volume and decreased SG&A spending. The Australia and New Zealand business’ EBIT margin was 1.8 percentage points lower at 16.0%. The Philippines Fibre Cement business recorded an increase in EBIT due to increases in volume and improved operating efficiencies, partially offset by increased SG&A costs.
The USA Hardie Pipe business recorded a small EBIT in fiscal year 2007 compared to an EBIT loss in the previous year.
The Europe Fibre Cement business incurred an EBIT loss as it continued to build net sales.
Following a review of the results of its roofing product trials in California, James Hardie announced on 18 April 2006 that the pilot plant was to close. This business incurred closure costs of US$1.2 million during the year.
General corporate costs decreased by US$4.9 million from US$61.4 million to US$56.5 million. The reduction was primarily caused by a decrease of US$6.5 million in earnings-related bonuses and a decrease of US$3.8 million in SCI and other related expenses, partially offset by an increase of US$1.0 million in defined benefit pension costs and an increase of US$4.5 million in other corporate costs.
Net Interest Expense
Net interest expense increased by US$6.3 million to US$6.5 million. The increase in net interest expense was due to the higher average level of net debt outstanding as compared to the previous year.
Income Tax Benefit (Expense)
Income tax benefit (expense) increased US$315.5 million from an expense of US$71.6 million to an income tax benefit of US$243.9 million. The increase was due primarily to the US$335.0 million tax benefit related to implementation of the Amended FFA and the tax provision write-back of US$10.4 million, partially offset by the increase in taxable income and a change in the geographical mix of earnings.
Disputed Amended Australian Income Tax Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges by the ATO, the total was changed to A$368.0 million, comprising A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$153.0 million of general interest charges.
RCI is appealing the amended assessment. On 5 July 2006, pursuant to the agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$152.5 million). The company also agreed to guarantee the payment of the remaining 50% of the amended assessment should its appeal not be successful and to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges of A$2.9 million (US$2.3 million) was paid on 16 October 2006. However, the company has not recorded any liability at 31 March 2007 for the remainder of the amended assessment because, at this time, the company believes RCI’s view of its tax position will be upheld on appeal; therefore no such liability is probable in accordance with US accounting standards.
At the end of May 2007, the ATO disallowed the company’s objection to RCI Pty Ltd’s notice of amended assessment for RCI Pty Ltd for the year ended 31 March 1999. The company will continue to pursue all avenues of appeal to contest the ATO’s position in this matter and may incur substantial legal and other expenses in pursuing this appeal.
The company has treated all payments in relation to the disputed assessment as a deposit in the consolidated financial statements and the company currently intends to treat any future payments as a deposit pending resolution of this matter.
See Note 4.13 of the consolidated financial statements for further information on the amended ATO assessment.
Operating Profit
Net operating profit increased from a loss of US$506.7 million to a profit of US$151.7 million. Net operating profit includes asbestos adjustments of US$405.5 million and a tax benefit related to implementation of the Amended FFA of US$335.0 million. Also included in net operating profit are SCI and other related expenses of US$13.6 million (US$12.6 million, after tax), the make-whole payment on the prepayment of notes of US$6.0 million (US$5.6 million, after tax) and a tax provision write-back of US$10.4 million.
Operating profit from continuing operations excluding asbestos adjustments, tax benefit related to implementation of the Amended FFA, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back, increased 8% to US$230.0 million as shown in the table below:

(Millions of US dollars)	2007	2006	% Change

Operating profit (loss)	$151.7	$(506.7)	—
Excluding
Asbestos adjustments	405.5	715.6	43
Tax benefit related to implementation of the Amended FFA	(335.0)	—	—
Impairment of roofing plant (net of tax)	—	8.0	—
SCI and other related expenses	12.6	16.5	24
Make-whole payment (net of tax)	5.6	—	—
Tax provision write-back	(10.4)	(20.7)	(50)

Net operating profit excluding asbestos adjustments, tax benefit related to implementation of the Amended FFA , impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back	$230.0	$212.7	8
Liquidity and Capital Resources
The company’s treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by its treasury department and is centralised in The Netherlands. This policy is reviewed annually and is designed to ensure that the company has sufficient liquidity to support its business activities and meet future business requirements in the countries in which it operates. Counterparty limits are managed by the treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the CFO.
James Hardie has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on the company’s short-term or long-term liquidity. The company believes that it can meet its present working capital requirements for at least the next 12 months based on its current capital resources. Any cash commitments arising from the Amended FFA will be met either from cash generated by operating activities or, should this prove insufficient, from borrowings under its existing credit facilities.
The company had cash and cash equivalents of US$34.1 million as of 31 March 2007. At that date, the company also had credit facilities totalling US$355.0 million, of which US$188.0 million was outstanding. The credit facilities are all non-collateralised and as of 31 March 2007 consisted of the following:

	At 31 March 2007
(Millions of US dollars)	Effective		Principal
Description	Interest Rate	Total Facility	Outstanding
US$364-day facilities, can be drawn in US $, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2007	5.82%	$110.0	$83.0

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	5.98%	245.0	105.0

Total		$355.0	$188.0

As of 31 March 2007 the company had net debt of US$153.9 million, compared with net cash of US$12.4 million, a decrease of US$166.3 million.
The company’s credit facilities currently consist of 364-day facilities in the amount of US$110.0 million, which as of 31 March 2007, all had a maturity date of December 2007. As of June 2007, the maturity dates of all of the 364-day facilities have been extended to June 2008. The company also has term facilities in the amount of US$245.0 million, which mature in June 2010. For both types of facilities, interest is calculated at the commencement of each draw-down period based on the US-dollar London Interbank Offered Rate, or LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. During fiscal year 2007, the company paid US$0.7 million in commitment fees. As of 31 March 2007, US$188.0 million was drawn under the combined facilities and US$167.0 million was available.
In March 2006, a wholly owned subsidiary of the company, RCI, received an amended assessment from the ATO of A$412.0 million. The assessment was subsequently amended to A$368.0 million (US$296.9 million).
RCI is appealing the amended assessment. On 5 July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$152.5 million) being 50% of the then amended assessment, and guaranteed the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges was paid on 16 October 2006 in respect of the quarter ended 30 September 2006. These payments will reduce the company’s liquidity. The company believes that RCI’s view on its tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of 31 March 2007, the company had not recorded any liability for the remainder of the amended assessment. For more information, see Note 4.13 to the consolidated financial statements.
At the end of May 2007, the ATO disallowed the company’s objection to RCI’s notice of amended assessment for RCI for the year ended 31 March 1999. The company will continue to pursue all avenues of appeal to contest the ATO’s position in this matter.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements. Nevertheless, the company believes it will have sufficient funds to meet its working capital and other cash requirements for at least the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year.
At 31 March 2007, the company’s management believes that it was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, it is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and is limited in how much it can spend on an annual basis in relation to asbestos payments to the AICF.
Cash Flow
Net operating cash inflows decreased from US$240.6 million in fiscal year 2006 to cash outflows of US$67.1 million in fiscal year 2007 primarily due to the ATO deposit payment of US$154.8 million and the initial funding payment made to the AICF of US$148.7 million.
Net cash used in investing activities decreased from US$154.0 million in fiscal year 2006 to US$92.6 million in fiscal year 2007 as capital expenditures were reduced.
Net cash provided by financing activities decreased from US$116.5 million in fiscal year 2006 to a utilisation of US$136.4 million in fiscal year 2007 primarily due to the repayment of US$219.7 million of debt facilities, partly offset by the drawdown of US$105.0 million on the company’s debt facilities.
Capital Requirements and Resources
James Hardie’s capital requirements consist of expansion, renovation and maintenance of its production facilities and construction of new facilities. The company’s working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
During the fiscal year ended 31 March 2007, the company met its capital requirements through a combination of internal cash and funds from its credit facilities. As it continues expanding its fibre cement businesses, the company expects to use cash primarily generated from its operations to fund capital expenditures and working capital. During fiscal year 2008, the company expects to spend approximately US$60 million on capital expenditures, including facility upgrades and capital to implement new fibre cement technologies. The company plans to fund any cash flow shortfalls that it may experience due to payments related to the Amened FFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of US$34.1 million at 31 March 2007, and cash that it anticipates will be available to it under credit facilities.
Under the terms of the Amended FFA, the company is required to fund the AICF on an annual basis. The initial funding payment of A$184.3 million was made to the AICF in February 2007 and annual payments will be made each July beginning in July 2007. The amounts of these annual payments are dependent on several factors, including the company’s free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the Original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap.
The company anticipates that cash flows from operations, net of estimated payments under the Amended FFA, will be sufficient to fund its planned capital expenditure and working capital requirements in the short-term. If the company does not generate sufficient cash from operations to fund its planned capital expenditures and working capital requirements, it believes the cash and cash equivalents of US$34.1 million at 31 March 2007, and the cash that it anticipates will be available to it under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
The company expects to rely primarily on increased market penetration of its products and increased profitability from a more favourable product mix to generate cash to fund its long-term growth. Historically, the company’s products have been well-accepted by the market and the product mix has changed towards higher-priced, differentiated products that generate higher margins.
The company has historically reinvested a portion of the cash generated from its operations to fund additional capital expenditures, including research and development activities, which the company believes has facilitated greater market penetration and increased profitability. The company’s ability to meet its long-term liquidity needs, including its long-term growth plan, is dependent on the continuation of this trend and other factors discussed herein.
The company expects the dividend payment ratio in the future to be between 50% and 75% of net income before asbestos adjustments, subject to funding requirements.
The company believes its business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect the number of new housing starts and the level of housing prices. It believes that higher housing prices, which may affect available owner equity and household net worth, are contributors to the currently strong renovation and remodel markets for its products. Over the past several years, favourable economic conditions and historically-reasonable mortgage interest rates in the United States helped sustain new housing starts and renovation and remodel expenditures. However, the ongoing sub-prime mortgage fallout and high current inventory of unsold homes may cause a levelling-off or decrease in new housing starts over the short-term. The company expects that business derived from current US forecasts of new housing starts and continued healthy renovation and remodel expenditures will result in its operations generating cash flow sufficient to fund the majority of its planned capital expenditures.
It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which the company manufactures and sells its products would negatively impact the company’s growth and its current levels of revenue and profitability and therefore decrease its liquidity and ability to generate sufficient cash from operations to meet its capital requirements. During calendar year 2005, US home mortgage interest rates and housing prices increased, while through calendar year 2006 the US housing affordability index has decreased. The company believes that these economic factors, along with others, may cause a slowdown in growth of US new housing construction over the short-term, which may reduce demand for its products.
Pulp and cement are primary ingredients in James Hardie’s fibre cement formulation which have been subject to price volatility, affecting the company’s working capital requirements. The company expects that cement prices may continue to increase on a regional basis in fiscal year 2008 causing overall prices to remain high. Pulp prices are discounted from a global index, Northern Bleached Softwood Kraft (NBSK), which, based on information the company receives from RISI and other sources, the company predicts to increase through fiscal year 2008 thus causing pulp prices to increase. To minimise additional working capital requirements caused by rising cement prices, the company has sought to enter into regional contracts with suppliers for the purchase of cement that will help mitigate its cement price increases over the longer-term.
Freight costs decreased in fiscal year 2007 primarily due to improved logistics and transport efficiencies despite higher fuel prices. However, the company expects fuel costs will continue to increase.

The collective impact of the foregoing factors, and other factors, including those identified in the Cautionary Note Concerning Forward-Looking Statements, may affect the company’s ability to generate sufficient cash flows from operations to meet its short and longer-term capital requirements. The company believes that it will be able to fund any cash shortfalls for at least the next 12 months with cash that it anticipates will be available under its credit facilities and that it will be able to maintain sufficient cash available under those facilities. Additionally, the company could determine it necessary to reduce or eliminate dividend payments, scale back or postpone its expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.
Capital Expenditures
James Hardie’s total capital expenditures, including amounts accrued, for continuing operations for fiscal year 2007 was US$92.1 million. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for the company’s fibre cement products and to create new manufacturing capacity for new fibre cement products.
Significant capital expenditures in fiscal year 2007 included (i) completion of the second line at the Pulaski, Virginia plant and (ii) completion of construction of, and commencement of production on new ColorPlus® product lines at the Reno, Nevada and Pulaski, Virginia plants.
Contractual Obligations
The following table summarises the company’s significant contractual obligations at 31 March 2007:

	Payments Due
		During Fiscal Year Ending 31 March
	Total	2008		2009 to 2010		2011 to 2012		Thereafter
(Millions of US dollars)
Asbestos liability(1)	$1,289.3	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	$105.0		$—		$—		$105.0		$—
Operating Leases	137.0		15.0		27.1		21.6		73.3
Purchase Obligations (2)	12.2		12.2		—		—		—

Total	$1,543.5		$27.2		$27.1		$126.6		$73.3

(1)	The table above does not include any amounts related to the annual payment due to the AICF under the terms of the Amended FFA. The amount of this annual payment is dependent on several factors, including the company’s free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. These amounts cannot be reasonably estimated for future periods and thus no amounts for such periods have been included for this contractual obligation in the table above. For additional information regarding future obligations under the Amended FFA, see Note 4.9 to the consolidated financial statements.

(2)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 4.10 and 4.9 to the consolidated financial for further information regarding long-term debt and operating leases, respectively.
Off-Balance Sheet Arrangements
As of 31 March 2007 and 2006, the company did not have any material off-balance sheet arrangements.
Inflation
The company does not believe that inflation has had a significant impact on its results of operations for the fiscal years ended 31 March 2007, 2006 or 2005.
Seasonality and Quarterly Variability
James Hardie’s earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.
Outlook
In North America, there is still considerable uncertainty over the outlook for new residential housing construction activity. Recently released housing data shows a continued deterioration in the new housing market, with April 2007 annualised housing starts at an estimated 1,528,000, up slightly (2.5%) from March 2007 but down 16.1% from April 2006. Building permits, an indicator of future activity, deteriorated in April and are running significantly below the pace of a year ago.
Despite the recent slight improvement in new housing starts, the supply of new homes for sale still appears to be greater than demand, and builder confidence levels remain low.
While interest rates continue to be relatively low, tightening of lending standards related to problems of the sub-prime mortgage sector is causing increased uncertainty over the short to medium-term outlook for credit availability and demand for new housing.
The NAHB Chief Economist, David Seiders, made the following statement on 16 May 2007: “The pattern of building permits clearly shows that the dramatic downward correction in housing production is still underway. Homebuyer demand has been sent into another down leg by the abrupt tightening of mortgage lending standards, and there is an increasingly heavy supply of vacant housing units on the market. Under these conditions, builders are cutting back on new construction and intensifying their efforts to bolster sales and limit cancellations”. The NAHB is now projecting that housing production will not begin improving until late calendar year 2007,,and that the early stages of the subsequent recovery will be quite sluggish.
The USA Fibre Cement business underwent some re-setting in late 2006 early 2007 to address the weaker market conditions and remains well positioned to “flex-up” in response to higher- than- anticipated demand.
Sales volumes for the first quarter of fiscal year 2008 are expected to be adversely affected by the weaker new housing market, but the business remains focussed on, and has strategies in place to grow primary demand for fibre cement and take further market share from alternative materials including wood and vinyl siding. It is also continuing to focus on cost management.
The repair and remodelling market is anticipated to remain relatively stable in the short-term and further market share gains for the interior products category are expected.
In the Australia and New Zealand Fibre Cement business, weak market conditions are forecast to continue, but further volume growth is expected from market initiatives aimed at driving primary demand for fibre cement. Prices for non-differentiated products are expected to remain under pressure due to price competition in Australia. Manufacturing and other cost efficiencies are targeted to improve profitability..
In the Philippines, healthy building and construction activity is expected to help domestic demand in the short-term. Competitive pricing pressure is continuing in both the Philippines domestic and export markets.
In addition, the asbestos liability will be updated annually, based on the most recent actuarial determinations and claims experience, and quarterly to reflect changes in foreign exchange rates. Changes to the actuarial reports may have a material impact on the company’s consolidated financial statements.
Critical Accounting Policies
The accounting policies affecting James Hardie’s financial condition and results of operations are more fully described in Note 1 and 2 to the consolidated financial statements. Certain of the company’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.
Accounting for Contingencies
James Hardie accounts for loss contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, under which it accrues amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, the company reassesses its situation and makes appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters and the ATO assessment see Notes 4.9 and 4.13 to the consolidated financial statements.
Accounting for the Asbestos Funding Agreement
Prior to 31 March 2007, the company’s consolidated financial statements included an asbestos provision relating to its anticipated future payments to the AICF based on the terms of the Original FFA.
In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for the Former James Hardie Companies.
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability also includes an allowance for the future operating costs of the AICF.
In estimating the potential financial exposure, KPMG Actuaries have made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.
Further, KPMG Actuaries have relied on the data and information provided by the AICF and Amaca Claim Services, Amaca Pty Ltd (under NSW External Administration), referred to as ACS, and have assumed that it is accurate and complete in all material respects. The actuaries have neither verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.
An updated actuarial assessment will be performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on the business, results of operations and financial condition.
For additional information regarding the asbestos liability, see Note 4.9 to the consolidated financial statements.
Sales
James Hardie records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Accounts Receivable
James Hardie evaluates the collectibility of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in its customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within the company’s expectations, it cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Because the company’s accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could affect their ability to make payments and result in the need for additional allowances which would decrease the company’s net sales.
Inventory
Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If the estimate for the future demand for inventory is greater than actual demand and the company fails to reduce manufacturing output accordingly, it could be required to record additional inventory reserves, which would have a negative impact on its gross profit.
Accrued Warranty Reserve
James Hardie offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. Because its fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with the company’s expectations over an extended period of time. A typical warranty program requires that the company replace defective products within a specified time period from the date of sale. The company records an estimate for future warranty-related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, it adjusts the amount of its warranty provisions as necessary. Although warranty costs have historically been within calculated estimates, if the company’s experience is significantly different from its estimates, it could result in the need for additional reserves.
Accounting for Income Tax
The company accounts for income taxes according to SFAS No. 109, “Accounting for Income Taxes”, under which it computes its deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. It must assess whether, and to what extent, it can recover its deferred tax assets. If full or partial recovery is unlikely, the company must increase its income tax expense by recording a valuation allowance against the portion of deferred tax assets that it cannot recover. The company believes that it will recover all of the deferred tax assets recorded (net of valuation allowance) on its consolidated balance sheet at 31 March 2007. However, if facts later indicate that it will be unable to recover all or a portion of its net deferred tax assets, the company’s income tax expense would increase in the period in which it determines that recovery is unlikely.
Due to the size and nature of its business, the company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions it asserts on its income tax returns. The company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the company ultimately determines that payment of these amounts is unnecessary, it reverses the liability and recognises a tax benefit during the period in which it determines that the liability is no longer necessary. The company records additional tax expense in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.
For additional information regarding income tax, see Note 5.6 to the consolidated financial statements on pages.

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin— EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt/cash divided by cash flow from operations.
Net debt/cash — Short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos adjustments — EBIT and EBIT margin excluding asbestos adjustments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

(Millions of US dollars)
	FY07	FY06
EBIT	$(86.6)	$(434.9)

Asbestos adjustments	405.5	715.6

EBIT excluding asbestos adjustments	318.9	280.7

Net Sales	$1,542.9	$1,488.5

EBIT margin excluding asbestos adjustments	20.7%	18.9%

EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses — EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)
	FY07	FY06
EBIT	$(86.6)	$(434.9)

Asbestos adjustments	405.5	715.6

Impairment of roofing plant	—	13.4

SCI and other related expenses	13.6	17.4

EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses	$332.5	$311.5

Net operating profit excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA — Net operating profit excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)
	FY07	FY06
Net operating profit (loss)	$151.7	$(506.7)

Asbestos adjustments	405.5	715.6

Tax benefit related to implementation of the Amended FFA	(335.0)	—

Net operating profit excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA	$222.2	$208.9

Diluted earnings per share excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA — Diluted earnings per share excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)
	FY07	FY06
Net operating (loss) profit	$151.7	$(506.7)

Asbestos adjustments	405.5	715.6

Tax benefit related to implementation of the Amended FFA	(335.0)	—

Net operating profit excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA	$222.2	$208.9

Weighted average common shares outstanding
- Diluted (millions)	466.4	461.7

Diluted earnings per share excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA (US cents)	47.6	45.2

Effective tax rate excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA — Effective tax rate excluding asbestos adjustments and tax benefit related implementation of the Amended FFA is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)
	FY07	FY06
Operating (loss) before income taxes	$(93.1)	$(435.1)

Asbestos adjustments	405.5	715.6

Operating profit before income taxes excluding asbestos adjustments	$312.4	$280.5

Income tax benefit / (expense)	243.9	(71.6)

Tax benefit related to implementation of the Amended FFA	(335.0)	—

Income tax (expense) excluding tax benefit related to implementation of the Amended FFA	$(91.1)	$(71.6)

Effective tax rate excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA	29.2%	25.5%

Adjusted EBITDA — Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. The company has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
Reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding asbestos adjustments to net cash provided by operating activities:
Fiscal years ended 31 March

Adjusted EBITDA (Millions of US dollars)	2007	2006
Net cash (used in) provided by operating activities	$(67.1)	$240.6
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities	4.5	(791.3)
Change in operating assets and liabilities, net	214.3	44.0

Net income (loss)	151.7	(506.7)
Loss (income) from discontinued operations	—	—
Cumulative effect of change in accounting principle	(0.9)	—
Income tax (benefit) expense	(243.9)	71.6
Interest expense `		7.2
Interest income	(5.5)	(7.0)
Other expense (income)	—	—
Depreciation and amortisation	50.7	45.3

Adjusted EBITDA	$(35.9)	$(389.6)

Asbestos adjustments	405.5	715.6

Adjusted EBITDA excluding asbestos adjustments	$369.6	$326.0

Abbreviations
The following abbreviations are used throughout this annual report:
AICF — Asbestos Injuries Compensation Fund.
Amended FFA — Amended Final Funding Agreement.
ASIC — Australian Securities and Investments Commission.
ATO — Australian Taxation Office.
FFA — Final Funding Agreement.
NSW — New South Wales.

Corporate Governance for 2007 annual report
This section of the annual report is a reproduction of the company’s Corporate Governance Principles, as amended through June 2007. These principles have been developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Supervisory Board.
Our Corporate Governance Principles, as amended by the Supervisory Board from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) and available in print to any holder who requests a copy.
Corporate Governance at James Hardie
James Hardie is a public limited liability company (naamloze vennootschap) incorporated under Dutch law. As a multi-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Dutch Authority Financial Markets (AFM), the Australian Stock Exchange (ASX), the Australian Securities and Investment Commission (ASIC), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC) and various other rule-making bodies.
We believe it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the company in a way that meets or exceeds appropriate community expectations.
James Hardie’s corporate governance framework is reviewed regularly and upgraded or changed as appropriate to reflect our and our stakeholders’ interests, changes in law and current best practices. Before preparing this report, we reviewed our corporate governance practices in each of the jurisdictions in which we operate and the results of this review are reflected in this report.
Dutch Corporate Governance Code
Under the Dutch Code on Corporate Governance published by the Dutch Corporate Governance Committee (the Tabaksblat Committee) in 2003 (the Dutch Code), listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. In this section, listed Dutch companies must indicate expressly to what extent they apply the best practice provisions of the Dutch Code and, if they do not, why and to what extent they do not apply to them. The Dutch Code applies to James Hardie because it is a Dutch public limited liability company.
ASX Principles and Recommendations
Under the Principles of Good Corporate Governance and Best Practice Recommendations published by the ASX Corporate Governance Council, listed Australian companies are encouraged to comply with the Principles and Recommendations (ASX Corporate Governance Council Recommendations). Under the ASX Listing Rules, James Hardie must set out the extent to which it has not followed the ASX Corporate Governance Council Recommendations in its annual report.
For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with ASX Listing Rule disclosure requirements.
NYSE Corporate Governance Rules
In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which are discussed below.

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.
Sections 303A.12(b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A. Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE’s corporate governance listing standards and a written interim affirmation to the NYSE upon the occurrence of certain specified changes to the Audit Committee.
James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our annual report on Form 20-F is available from the Investor Relations area of our website (www.jameshardie.com) or from our corporate offices.
Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:
–	In the US, an audit committee of a public company is required to be directly responsible for appointing such company’s independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders, or in the absence of such appointment, the Supervisory Board and then the Managing Board.

–	NYSE rules require each issuer to have an audit committee, a compensation committee (the equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the Charters of our Board Committees reflect Australian and Dutch practices that we have a majority of independent directors on such committees, unless a higher number is mandatory. Notwithstanding this difference, all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.
The following pages contain an overview of our corporate governance framework.
Board Structure
James Hardie has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Managing Board, a Supervisory Board and a Joint Board. The Joint Board comprises all non-executive directors and our CEO and is therefore the equivalent of a full board of directors of a US or an Australian company.
The responsibilities of each of our boards are formalised in charters and these charters are available from the Investor Relations area of our website (www.jameshardie.com).
The table on page 4 of this annual report show the composition of our boards and board committees and each member’s attendance at meetings during the year.
Managing Board
The Managing Board includes only executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Managing Board are appointed by our shareholders at a General Meeting, or by the Supervisory Board if there is a vacancy. The Supervisory Board and any of our shareholders have the right to make nominations for the Managing Board.

The Supervisory Board appoints one member of the Managing Board as its Chairman and one member as its CEO. The Supervisory Board has appointed the current CEO to chair the Managing Board.
Members of the Managing Board may be suspended and dismissed by shareholders at the General Meeting and may be suspended at any time by the Supervisory Board.
No member of the Managing Board (other than our CEO) shall hold office for a continuous period of more than three years, or past the end of the third General Meeting following his or her appointment, whichever is longer, without submitting themselves for re-election. A member of the Managing Board appointed to fill a vacancy must submit him or her self for re-election at the next General Meeting.
Responsibilities
The Managing Board is responsible for:
–	the general affairs, operations and finance;

–	ensuring the implementation of James Hardie’s goals, strategy and policies, to achieve results;

–	complying with all relevant legislation and regulations and for managing the risks associated with our activities; and

–	reporting and discussing the internal risk management and control systems with the Supervisory Board and the Audit Committee
In discharging its duties, the Managing Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie. The Managing Board is accountable to the Supervisory Board and to shareholders for the performance of its duties.
Supervisory Board
The Supervisory Board includes only non-executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Supervisory Board are appointed by shareholders at the General Meeting, or by the Supervisory Board if there is a vacancy. The Supervisory Board and any of James Hardie’s shareholders have the right to make nominations for the Supervisory Board.
Members of the Supervisory Board may be suspended at any time by a majority vote of members of the Supervisory Board, and may be dismissed by the shareholders at the General Meeting. A member of the Supervisory Board appointed to fill a vacancy must submit him or herself for re-election at the next General Meeting.
No member of the Supervisory Board shall hold office for a continuous period of more than three years, or past the end of the third General Meeting of shareholders following his or her appointment, whichever is longer, without submitting themselves for re-election.
In discharging their duties, directors are provided with direct access to our senior executives and outside advisors and auditors. Supervisory Board Committees and individual directors may seek independent professional advice at the company’s expense for the proper performance of their duties.
Responsibilities
The Supervisory Board is responsible for:
–	advising the Managing Board;

–	supervising the policy and actions pursued by the Managing Board; and

–	supervising the general course of affairs of James Hardie and the business enterprise it operates.
The Supervisory Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie.

Joint Board
The Joint Board consists of between three and twelve members as determined by the Supervisory Board’s Chairman, or a greater number as determined by our shareholders at a General Meeting.
The Joint Board currently includes all of the members of the Supervisory Board as well as our CEO.
Responsibilities
The Joint Board is responsible for:
–	supervising the general course of affairs of James Hardie;

–	approving the strategy set by the Managing Board;

–	monitoring company performance; and

–	putting in place effective external disclosure policies and procedures.
The core responsibility of members of the Joint Board is to exercise their business judgment in the best interests of the company and its shareholders. Members of the Joint Board must fulfil their fiduciary duties to shareholders by complying with all applicable laws and regulations. Directors also take into consideration the interests of other stakeholders in the company, including employees, customers, creditors and others with a legitimate interest in the company’s affairs.
Board Meetings
The Joint Board generally meets at least five times per year and whenever the Chairman of the Joint Board or two or more of its members have requested a meeting. Joint Board meetings are generally held at the company’s offices in The Netherlands, but may, in exceptional circumstances, be held elsewhere. The number of Joint Board and Committee meetings each director has attended is set out on pages 4 of this annual report.
The Joint Board has an annual program of visiting our facilities and spending time with line management and customers to assist directors to better understand our businesses and the markets in which we operate.
Directors
Qualifications
Our directors have qualifications, experience and expertise which assist the Joint Board in fulfilling its responsibilities, and assist the company to achieve future growth. The skills, experience and relevant expertise of our directors, and their terms of appointment, are summarised and appear in the Investor Relations area of our website (www.jameshardie.com).
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, board and committee meetings.
Independence
The Joint Board requires a majority of members, and the Chairman, of the Joint Board and each Board Committee to be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body.
All directors are expected to bring their independent views and judgment to the Joint Board and must declare any potential or actual conflicts of interest.
The Joint Board has considered the issue of the independence of our non-executive directors and determined that each of them is independent, in accordance with the rules and regulations of the applicable exchange or regulatory body.
The Joint Board has not set materiality thresholds and considers all relationships on a case-by-case basis, considering the accounting standards’ approach to materiality. The Joint Board may determine, on a case-by-case basis, that a director is independent even if there is a material relationship with the company or another party. This may occur if that relationship is not considered by the Joint Board to influence, or be perceived to influence, the director’s decisions in relation to the company.
Directors’ relevant interests are disclosed in the Remuneration Report within the Directors’ Report on page 9 of this annual report and are not considered to detract from their independence.
Chairman
The Joint Board and the Supervisory Board appoint one of their members as the Chairman. The Chairman must be an independent, non-executive director.
The Chairman:
–	provides leadership to the Supervisory and Joint Boards;

–	facilitates Supervisory and Joint Board discussion; and

–	monitors the performance of the company’s Boards and committees.
The Chairman of the Joint Board may not be the Chairman of a standing Board Committee. The Chairman of the Joint Board also may not be the CEO, other than in exceptional circumstances and/or for a short period of time.
The Joint Board and the Supervisory Board are currently chaired by Mr DeFosset. The company also has a Deputy Chairman, appointed by the Chairman. The role of Deputy Chairman is currently filled by Mr McGauchie.
Director Evaluation and Re-election
The Joint Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term. Instead, nomination for re-election is based on a director’s individual performance and our needs.
The Nominating and Governance Committee reviews annually the results of a self-assessment by the Supervisory Board and each Board Committee and makes recommendations to the Joint Board.
Director Orientation
We have an orientation program for new directors. Our Managing Board is responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Joint Board on matters as requested or appropriate for directors to fulfil their duties.
Remuneration
A detailed description of the company’s remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report within the Directors’ Report on pages 9 to 36 of this annual report.
Indemnification
Our Articles of Association generally provide that we will indemnify any person who is (or keep indemnified any person who was) a member of our Managing, Supervisory or Joint Boards or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in performing their duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.
The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to members of the Managing, Joint and Supervisory Boards and senior executives who are officers or directors of the company or its subsidiaries. The indemnity provided is consistent with the Articles of Association and relevant laws.

Management Succession
The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises, management succession plans, policies and procedures for our CEO and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.
Supervisory Board Committees
Our Supervisory Board has three standing committees: the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The complete Charters for each standing committee are available from the Investor Relations area of our website (www.jameshardie.com).
Members of these Board Committees have the authority to retain such outside counsel, experts, and other advisors as they determine appropriate to assist them in the full performance of their functions.
The Supervisory Board may also form ad hoc committees from time to time. Over the course of the last year, a Special Matter Committee was formed to guide the company’s response to the proceedings brought by ASIC.
Audit Committee
The key aspects of the terms of reference in our Audit Committee Charter are set out in this report.
The Audit Committee oversees the adequacy and effectiveness of the company’s accounting and financial policies and controls.
As determined by the Supervisory Board, all members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member must have accounting or related financial management expertise. In addition, at least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Supervisory Board in accordance with the SEC rules. These may be the same person. The Supervisory Board has determined that Messrs Anderson and Loudon are “audit committee financial experts”.
Currently, the members of the Audit Committee are Messrs Anderson (Chairman), Loudon and Hammes. Each of these members is independent and a non-executive.
Under the NYSE listing standards that apply to US companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that such simultaneous service would not impair the ability of this member to effectively serve on the listed company’s audit committee. Mr Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Joint Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.
The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities and:
–	Oversees the company’s financial reporting process and reports on the results of its activities to the Supervisory Board;

–	Reviews with management and the External Auditor the company’s annual and quarterly financial statements and reports to shareholders;

–	Reviews the company’s policies and procedures with respect to risk management;

–	General oversight of the appointment and provision of all external audit services to the company and the company’s internal audit function;

–	Reviews the adequacy and effectiveness of the company’s internal compliance and control procedures; and

–	Establishes procedures for complaints regarding accounting, internal accounting controls and auditing matters.

Conflicts of Interest
The Audit Committee oversees the company’s compliance programs with respect to legal and regulatory requirements and the company’s Code of Business Conduct and Ethics policy, including reviewing related party transactions and other conflict of interest issues as they may arise.
Reporting
In addition to providing the Supervisory Board with a report and minutes of each of its meetings, the Audit Committee will inform the Supervisory Board of any general issues that arise with respect to the quality or integrity of the company’s financial statements, the company’s compliance with legal or regulatory requirements, the performance and independence of the External Auditor, or the performance of the internal audit function.
Risk Management Sub-Committee
In November 2006, the Risk Management Sub-Committee ceased to be a committee containing Supervisory Board directors and became a management committee. It was felt that a management committee could advise and assist the Audit Committee to fulfil its responsibilities relating to the company’s risk management and assessment and that an additional Sub-committee was not necessary.
Nominating and Governance Committee
The Nominating and Governance Committee is responsible for:
– identifying individuals qualified to become members of the Managing Board or Supervisory Board;

– recommending to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders);

– recommending to the Supervisory Board a set of corporate governance principles; and

– performing a leadership role in shaping the company’s corporate governance policies.
The current members of the Nominating and Governance Committee are Messrs McGauchie (Chairman), van der Meer and Barr.
Remuneration Committee
The Remuneration Committee is responsible for the remuneration policy that governs remuneration of the company’s senior executives and non-executive directors and further advises the Supervisory Board on the company’s remuneration practices.
Members of the Remuneration Committee must qualify as “non-employee directors” for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and “outside directors” for the purposes of Section 162(m) of the US Internal Revenue Code 1986, as amended.
Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report within the Directors’ Report on page 10 of this annual report.
The current members of the Remuneration Committee are Messrs Barr (Chairman), Loudon and McGauchie.
Special Matter Committee
Immediately upon the commencement of proceedings by ASIC (ASIC Proceedings) in February 2007, the Supervisory Board established a Special Matter Committee (SMC) comprising all Supervisory Board directors other than Ms Hellicar and Messrs Brown and Gillfillan to consider the corporate governance implications of the ASIC Proceedings for the company and to deal with the conduct of the ASIC Proceedings. The SMC made immediate recommendations in relation to the composition of the Audit Committee, and moved to address other issues facing the company in light of the commencement of the ASIC Proceedings.
Following the resignations of Ms Hellicar and Messrs Brown and Gillfillan as directors of the company, the SMC now comprises all directors and its composition will be reviewed from time to time, ensuring that the SMC, the Joint and the Supervisory Boards have sufficient oversight on JHI NV’s involvement in the ASIC Proceedings.

Certifying Financial Reports
Under SEC rules, our principal executive officer and principal financial officer are required to provide certain certifications with respect to our financial statements, disclosure controls and procedures and internal controls over financial reporting, including the following certifications:
–	our financial statements, and other financial information included in the annual report on Form 20-F that we file with the SEC, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented in such annual report;

–	they have designed James Hardie’s disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which such report is being prepared;

–	they have designed James Hardie’s internal control over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

–	they have evaluated the effectiveness of James Hardie’s disclosure controls and procedures and presented in such report their conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by such report based on such evaluation;

–	they have disclosed in such report any change in James Hardie’s internal control over financial reporting that occurred during the period covered by such annual report that has materially affected, or is reasonably likely to materially affect, James Hardie’s internal control over financial reporting; and

–	based on their most recent evaluation of James Hardie’s internal control over financial reporting, they have presented to our auditors and the audit committee:
(i)	All significant deficiencies and material weaknesses in the design or operation of our internal control over financial reporting which are reasonably likely to adversely affect James Hardie’s ability to record, process, summarize and report financial information;

(ii)	Any fraud, whether or not material, that involves management or other employees who have a significant role in James Hardie’s internal control over financial reporting.
Under SEC rules we are also required to provide a management’s annual report on internal control over financial reporting that is accompanied by a separate auditor’s attestation report on management’s assessment in the annual report on Form 20-F that we file with the SEC for our fiscal year ended 31 March 2007.
In addition, the CEO/CFO provide a signoff on the financial statements that complies with the ASX Corporate Governance Council Recommendations.
Management’s Annual Report on Internal Control over Financial Reporting
The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the US Securities Exchange Act 1934. Management evaluated the effectiveness of the company’s internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission. Based on this evaluation, the management has concluded that James Hardie’s internal control over financial reporting was effective as of 31 March 2007.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of the company’s internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The assessment of the company’s management of the effectiveness of the its internal control over financial reporting as of 31 March 2007 has been audited by PricewaterhouseCoopers LLP, the company’s independent registered public accounting firm, as stated in their report appearing on page 72 of this annual report.
Policies and Programs
In addition to the Corporate Governance Principles, we have a number of policies and programs that address key aspects of our corporate governance. Our key policies and programs cover:
– Risk Management;

– Business Conduct and Ethics;

– Ethics Hotline (Whistleblower);

– Continuous Disclosure and Market Communication; and

– Insider Trading.
Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).
Risk Management
The Managing, Supervisory and Joint Boards, together with the Audit Committee, are responsible for ensuring that:
– our risk management systems are effective;

– the principal strategic, operational and financial risks are identified;

– effective systems are in place to monitor and manage risks; and

– reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.
In addition to maintaining appropriate insurance and other risk management measures, the company has addressed identified risks by:
– establishing policies and procedures in relation to treasury operations, including the use of financial derivatives;

– issuing and revising standards and procedures in relation to environmental and health and safety matters;

– implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and Intellectual Property protection; and

– issuing procedures requiring that significant capital and recurring expenditure is approved at the appropriate levels.
The internal and external audit functions are involved in risk assessment and the management and measurement of the effectiveness of the company’s risk management systems. The internal and external audit functions are separate from and independent of each other.
We regularly review the need for additional disclosure of our risk management systems including those related to our internal compliance and control systems.
Despite the steps outlined above, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Our analysis of our internal risk management and control systems for purposes of the Dutch Code is different from the report that we are required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires, among other things, that companies include a management annual report on a company’s internal control over financial reporting that is accompanied by a separate auditor’s attestation report on management’s assessment.
James Hardie will include a Section 404 report in our annual report on Form 20-F for the fiscal year ending 31 March 2007.
Business Conduct And Ethics
We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour.
We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our directors and employees. The Code covers many aspects of company policy that govern compliance with legal and other responsibilities to stakeholders.
Our Code of Business Conduct and Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policy. James Hardie has a telephone Ethics Hotlines to allow employees in each jurisdiction in which we operate to anonymously report any concerns.
Continuous Disclosure and Market Communication
We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands (AFM).
Disclosure
We have a Continuous Disclosure and Market Communication Policy which is designed to ensure that investors can easily understand James Hardie’s strategies, assess the quality of its management, and examine its financial position and the strength of its growth prospects.
The policy is also designed to ensure that James Hardie satisfies its legal obligations on disclosure to the ASX and under the Australian Corporations Act (2001) as well as its obligations in the United States where the company is traded on the NYSE, and in The Netherlands.
Communication
We are committed to communicating effectively with our investors. Our investor relations program includes:
– management briefings and presentations to accompany quarterly results, which are accessible via a live webcast and teleconference;

– audio webcasts of other management briefings and webcasts of the shareholder information meeting;

– a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and road show presentations;

– United States and Australian site visits and briefings on strategy for investment analysts;

–	an e-mail alert service to advise investors and other interested parties of announcements and other events; and

–	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the company, on a reasonable basis.
Shareholders’ Participation
Information Meeting
While the company’s Annual General Meeting takes place in The Netherlands, we conduct a yearly Information Meeting in Australia to enable CUFS holders to attend a meeting to review items of business and other matters that will be considered and voted on at the subsequent General Meeting in The Netherlands.
We distribute with the Notice of Meeting a question form which holders can use to submit questions in advance of the Information Meeting. Holders can also ask questions relevant to the business of the meeting during the Information Meeting.
For those holders unable to attend, the Information Meeting is broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast remains on the company’s website so it can be replayed later if required.
The External Auditor attends the Annual Information Meeting by telephone.
General Meeting
Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to:
– attend the General Meeting either in person or by proxy;

– to address shareholder meetings; and

– in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association.
While ADR holders cannot vote directly, ADR holders can direct the voting of their underlying shares through the ADR depository.
Insider Trading
Directors and senior executives are subject to our Insider Trading Policy and rules.
Directors and senior executives may only buy or sell within four weeks beginning two days after the announcement of quarterly or full year results, provided they
– give prior notice to the designated compliance officer, currently our General Counsel

– do not deal in securities for Short Swing Profit (where a profit is realised, or expected to be realised from trading within any period of less than six months); and

– do not deal in securities as part of Hedging Transactions, (dealing in call or put options that limit the economic risk of company securities).
The Managing Board recognises that it is the individual responsibility of each director and employee of James Hardie to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.
Compliance with the Dutch Corporate Governance Code
James Hardie’s corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board and they are accountable for this to shareholders at the General Meeting. The Supervisory Board will submit each substantial change in the existing corporate governance structure of the company and the compliance with the Dutch Code to the General Meeting for discussion.

Not applying a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to James Hardie. As will be clear from the preceding description of our governance arrangements, James Hardie complies with almost all of the principles and best practice provisions of the Dutch Code. In accordance with the requirements of the Dutch Code, we describe below instances where James Hardie does not (yet) fully comply with the letter of a principle or best practice provision in the Dutch Code. To the extent we do not apply such principles and best practice provisions, or do not intend to apply these in the current or the subsequent financial year, we explain why.
Managing Board
Under Best Practice Provision II.1.1 of the Dutch Code, a member of the Managing Board shall be appointed for a maximum term of four years. On the basis of article 14.2 of James Hardie’s Articles of Association, a member of the Managing Board will be appointed for a maximum term of three years, except for the CEO. At our 2005 Annual General Meeting, Mr Gries was appointed by our shareholders for a term to coincide with his tenure as CEO. We believe that not setting a limitation for the appointment of our CEO is conducive to the continuity of management performance and succession planning.
Best Practice Provision II.2.5 provides that neither the exercise price nor the other conditions regarding options granted to members of the Managing Board be modified during the term of the options, except as prompted by structural changes relating to shares or the company in accordance with established market practice. James Hardie may modify the term of the options as specified in the LTIP or employment agreement with a member of the Managing Board upon the departure of the employee. Currently no such terms have been modified, nor do we have the intention to do so in the near future.
Best Practice Provision II.2.7 provides that a severance payment to a member of the Managing Board shall not exceed one time the amount of the fixed salary. In contracts with members of the Managing Board, the severance payments are agreed upon on an individual basis, taking into account home country practice and the member of the Managing Board’s specific situation, provided that a severance payment can not exceed the limits set out in the Australian Corporations Act (2001) unless approved by shareholders at a General Meeting. Consistent with Mr Gries’ prior employment agreement when he acted as the company’s Chief Operating Officer, Mr Gries’ current contract specifies that in the event of a termination without cause or for good reason he will receive 1.5 times his annual base salary and 1.5 times his average annual bonus in addition to a two year consulting contract, as long as he maintains the company’s non-compete and confidentiality agreements.
Best Practice Provision III.7.1 provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Although our members of the Supervisory Board are not granted shares by way of remuneration, they are obliged on the basis of the James Hardie Supervisory Board Share Plan approved by shareholders at the 2006 General Meeting, to accumulate a minimum of three times their annual cash remuneration in share ownership (either personally or through a personal superannuation or pension plan) within the six year period from the date of their appointment as a director. We believe this practice is to the benefit of the company and is common practice in Australia. We intend to continue, and indeed enhance, this practice.
Risk Management And Control
This incorporates risk management, internal control procedures and disclosure controls and procedures. Our procedures cover financial, operational, social, strategic and environmental risks and regulatory matters. James Hardie has designed its internal risk management and control systems to provide reasonable (not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Best Practice Provision II.1.4 requires our Board to make a statement on our internal risk management and control systems. The Board believes, having assessed our internal risk management and control systems, that:
– the risk management and control systems provide reasonable assurance that this annual report does not contain any material inaccuracies; and

– no material failings in the risk management and control systems were discovered in our fiscal year 2007.

This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act. The statements we are required to make with respect to Section 404 of the US Sarbanes-Oxley Act pursuant to the SEC rules will be contained in the Certifications we file with the SEC along with our annual report Form 20-F in our management’s annual report on internal control over financial reporting which will be included in our annual report on Form 20-F for the fiscal year ending 31 March 2007 (see “Certifying Financial Reports”).
Conflict of Interest
Best Practice Provision III.6, which states that decisions to enter into transactions in which there are conflicts of interests with members of the Supervisory Board that are of material significance to the company require approval of the Supervisory Board, has been complied with, in the cases of the decisions to enter into the Amended FFA and with regard to decisions relating to dealings with ASIC.
Anti - Takeover Constructions and Control Over the Company
The company is not formally subject to the takeover laws that apply to listed companies incorporated in Australia or in The Netherlands. Article 49 of our Articles of Association has been incorporated to provide shareholders with similar protections in the event of a potential change of control to those provided to shareholders in Australian listed companies under the Australian Corporations Act. The purpose of this article 49 is to ensure that:
– the acquisition of control over CUFS or shares takes place in an efficient, competitive and informed market; and

– each shareholder and CUFS holder and as well as the Managing Board, Joint Board and Supervisory Board:
i. know the identity of any person who proposes to acquire a substantial interest in the company; and

ii. are given reasonable time to consider a proposal to acquire a substantial interest in the company; and

iii. are given enough information to assess the merits of a proposal to acquire a substantial interest in the company; and
– as far as practicable, the shareholders and CUFS holders all have a reasonable and equal opportunity to participate in any benefits accruing though a proposal to acquire a substantial interest in the company.
Article 47.7 of our Articles of Association permits the company to take actions against any shareholder who is in breach of article 49 of the Articles of Association including ordering the shareholder to divest all or part of their shares held in breach of Article 49 of the Articles of Association; to disregard the exercise by a shareholder of all or part of the voting rights attached to their shares if the right to vote is held in breach of Article 49 of the Articles of Association; or suspend such shareholder from the right to receive all or part of the dividends or other distributions arising from the shares.
Article 49.9 of the Articles of Association permits the company to take the actions specified in article 49.7 after receiving advice from a senior Australian legal practitioner that a breach of the articles of association has occurred. Article 49.10 of the Articles of Association permits the company to take such action on a temporary basis of up to 21 days prior to obtaining advice from a senior Australian legal practitioner.
Updated Information
We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com).Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance systems.

31 March 2007 — Annual Report of the Directors
The Board of Supervising Directors,

D DeFosset	JRH Loudon

B Anderson	M Hammes

DG McGauchie	JD Barr

R Van der Meer	C Walter

The Board of Managing Directors,

L Gries	B Butterfield

R Chenu

Amsterdam, 13 July, 2007

James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheet
(before proposed appropriation of result)

				31 March
(Millions of US dollars)	Notes		2007		2006

Assets

Fixed Assets
Intangible fixed assets	4.1	0.9		0.9
Tangible fixed assets	4.2	827.7		775.6
Financial fixed assets	4.3
Deferred tax assets	5.6	35.6		41.6
Financial fixed assets — Asbestos	4.9	241.6		—
Deferred income taxes — Asbestos	4.9	318.2
Deposit with Australian Taxation Office	4.12	154.8

			$1,578.8		$818.1

Current assets
Stocks	4.4	147.6		124.0
Receivables	4.5	163.7		154.8
Refundable income taxes	5.6	—		13.3
Insurance receivable — Asbestos	4.9	9.4		—
Workers’ compensation — Asbestos	4.9	2.7		—
Prepaid expenses and other current assets	4.13	32.4		20.5
Deferred income taxes — Asbestos	4.9	7.8
Restricted cash	4.6	151.9
Cash at banks and in hand	4.7	34.1		315.1

			549.6		627.7

			$2,128.4		$1,445.8

James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheet
(before proposed appropriation of result)

				31 March
(Millions of US dollars)	Notes		2007		2006

Shareholders’ Equity and Liabilities

Group equity
Shareholders’ equity	4.16		259.0		95.3

Provisions
Product warranties	4.8	15.2		15.5
Deferred tax liabilities	5.6	93.8		79.8
Asbestos liability	4.9	1,368.5		715.6

			1,477.5		810.9

Long-term liabilities
Long-term debt	4.10	105.0		—
Other liabilities	4.11	41.2		45.0

			146.2		45.0

Current liabilities
Accounts payable and accrued liabilities	4.15	100.8		117.8
Short-term debt	4.10	83.0		302.7
Accrued payroll and employee benefits	4.12	42.0		46.3
Income taxes payable	5.6	10.6		24.5
Other liabilities	4.11	9.3		3.3

			245.7		494.6

			$2,128.4		$1,445.8

James Hardie Industries N.V. and Subsidiaries
Consolidated Profit and Loss account

			Years ended 31 March
(Millions of US dollars)	Notes		2007		2006

Net turnover	5.1		1,542.9		1,488.5

Cost of sales			(969.9)		(937.7)

Gross operating result			573.0		550.8

Selling expenses	5.2	(90.4)		(94.0)

General and Administrative expenses		(149.2)		(143.6)

Other operating expense		(13.6)		(31.7)

Asbestos adjustments	4.9	(405.5)		(715.6)

Costs			(658.7)		(984.9)

Net sales margin			(85.7)		(434.1)

Other non-operating expense			—		(0.8)
Financial income and expenses	5.5		(6.5)		(0.2)

Result on activities before taxation			(92.2)		(435.1)

Taxation on activities	5.6		243.9		(71.6)

Net result after taxation			151.7		(506.7)

Net income (loss) per share — basic			0.33		(1.10)

Net income (loss) per share — diluted			0.33		(1.10)

Weighted average common shares outstanding (Millions):
Basic			464.6		461.7
Diluted			466.4		461.7

James Hardie Industries N.V. and Subsidiaries
Consolidated Cash Flow statement

		Years ended 31 March
(Millions of US dollars)	Notes	2007	2006

Cash Flows From Operating Activities
Net income (loss)		$151.7	$(506.7)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortisation	4.2	50.7	45.3
Deferred income taxes		(310.4)	4.3
Prepaid pension cost		(0.4)	2.9
Tax benefit from stock options exercised		—	2.2
Stock-based compensation	4.16	4.5	5.9
Asbestos adjustments		405.5	715.6
Impairment of roofing plant		—	13.4
Cumulative effect of change in accounting principle		(0.9)	—
Deposit with Australian Taxation Office	4.12	(154.8)	—
Interest paid		(3.9)	(3.5)
Income taxes paid		(80.8)	(93.4)
Other		1.3	1.7
Changes in operating assets and liabilities:
Restricted cash and cash equivalents		(151.9)	—
Accounts and notes receivable		(4.8)	(24.0)
Inventories		(19.5)	(26.6)
Prepaid expenses and other current assets		(0.1)	(24.8)
Accounts payable and accrued liabilities		(18.4)	24.4
Other accrued liabilities and other liabilities		65.1	103.9

Net cash (used in) provided by operating activities		(67.1)	240.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment	4.2	(92.6)	(162.0)
Proceeds from disposal of subsidiaries and businesses, net of cash divested		—	8.0

Net cash used in investing activities		(92.6)	(154.0)

Proceeds from short-term borrowings		—	181.0
Repayments of short-term borrowings		(98.0)	—
Proceeds from long-term borrowings	4.10	105.0	—
Repayments of long-term borrowings	4.10	(121.7)	(37.6)
Proceeds from issuance of shares	4.16	18.5	18.7
Tax benefit from stock options exercised	4.16	1.8	—
Dividends paid	4.16	(42.1)	(45.9)
Collections on loans receivable		0.1	0.3

Net cash (used in) provided by financing activities		(136.4)	116.5

Effects of exchange rate changes on cash		15.1	(1.5)

Net (decrease) increase in cash and cash equivalents		(281.0)	201.6
Cash and cash equivalents at beginning of period		315.1	113.5

Cash and cash equivalents at end of period		$34.1	$315.1

Components of Cash and Cash Equivalents
Cash at bank and on hand		$26.1	$24.9
Short-term deposits		8.0	290.2

Cash and cash equivalents at end of period		$34.1	$315.1

James Hardie Industries N.V.
1 General
1.1 Activities
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines, Chile (up to May 2005) and Europe. Prior to 25 April 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.
1.2 Group structure
On 2 July 1998, ABN 60 000 009 263 Pty Ltd (“ABN 60”), formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.
Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.
Previously deconsolidated entities (Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60) have been consolidated at 31 March 2007 as part of the accounting for the asbestos liability. Upon approval of the restated and Amended Final Funding Agreement on 7 February 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was established as a special purpose entity over which the company has ultimate control, and, as such, it was consolidated with the results for JHI NV. See Note 1.3 and Note 4.9 for additional information.
JHI NV has its statutory seat in Amsterdam, Netherlands and is listed on the Australian Securities Exchange and the New York Stock Exchange.
1.3 Effect of changes in accounting policies
Changes made to the accounting policy for stock compensation resulted in a cumulative adjustment of US$1.3 million (US$0.9 million net of tax of US$0.4 million) as at 1 April 2006.
At 31 March 2007, the Company changed its accounting policy relating to post retirement benefits. Adopting this standard resulted in the recognition of a loss of US$ 2.7 million net of tax of US$1.2 million, which has been treated as other income. The change arises from the delayed recognition of the gains or losses, prior service costs or credits and transitional asset or obligation.
1.4 Consolidation
The consolidation includes the financial information of JHINV, its group companies and other legal persons in which it exercises decisive control or whose central management it conducts. Group companies are legal persons in which JHINV exercises direct or indirect decisive control thanks to its possession of the majority of the voting rights, or

James Hardie Industries N.V.
whose financial and operating activities it can otherwise control. Potential voting rights that can directly be exercised on the balance sheet date are also taken into account. Group companies and other legal persons in which JHINV exercises decisive control or whose central management it conducts are consolidated in full. Minority interests in group equity and group profit are disclosed separately.
Participating interests in joint ventures are consolidated proportionately. An entity qualifies as a joint venture if its participants jointly exercise control under a collaborative agreement.
Intercompany transactions, profits and balances among group companies and other consolidated legal persons are eliminated. Unrealised losses on intercompany transactions are eliminated as well, unless such a loss qualifies as impairment. The accounting policies of group companies and other consolidated legal persons were changed where necessary, in order to align them to the prevailing group accounting policies.
Since the profit and loss account 2006 of JHINV is included in the consolidated annual accounts, a summarized profit and loss account is disclosed in accordance with Article 2:402 Netherlands Civil Code.
The consolidated companies are listed below;

Jurisdiction of
Name of Company	Establishment
James Hardie Aust Holdings Pty Ltd.	Australia

James Hardie Aust Investments No. 1 Pty Ltd.	Australia

James Hardie Austgroup Pty Ltd	Australia

James Hardie Australia Management Pty Ltd.	Australia

James Hardie Australia Pty Ltd.	Australia

James Hardie Building Products Inc.	United States

James Hardie Europe B.V	Netherlands

James Hardie Fibre Cement Pty Ltd.	Australia

James Hardie International Finance B.V.	Netherlands

James Hardie International Finance Holdings Sub I B.V.	Netherlands

James Hardie International Finance Holdings Sub II B.V	Netherlands

James Hardie International Holdings B.V	Netherlands

James Hardie N.V.	Netherlands

James Hardie New Zealand Limited	New Zealand

James Hardie NZ Holdings Trust	New Zealand

James Hardie Philippines Inc	Philippines

James Hardie Research (Holdings) Pty Ltd	Australia

James Hardie Retail Inc	United States

James Hardie U.S. Investments Sierra Inc.	United States

James Hardie 117 Pty Ltd	Australia

N.V. Technology Holdings A Limited Partnership	Australia

RCI Pty Ltd	Australia
A number of small majority shareholdings that are separately and jointly of negligible importance have been excluded from consolidation.
The company uses the exemption from Article 403 of book 2 of the Dutch Civil Code.
1.5 Notes to the cash flow statement
The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdraft forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates.
Exchange differences affecting cash items are shown separately in the cash flow statement. Receipts and payments in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities. Dividends paid have been included in the cash flow from financing activities.
Investments in group companies are recognised at acquisition cost less cash and cash equivalents available in the company acquired at the time of acquisition.

James Hardie Industries N.V.
Any payment by James Hardie to the AICF will represent an operating cash outflow as it will relate to the use of unrestricted cash. For the purposes of the consolidated statement of cash flows, restricted cash will not be included within cash and cash equivalents in the statement of cash flows. Similarly a change in the restricted cash will not be shown as a cash flow. For example, any payments by the AICF Group to asbestos claimants will be shown as a reduction in restricted cash in the balance sheet but not as a cash payment in the statement of cash flows as the payment will be from restricted cash.
1.6 Reclassifications
Certain prior year balances have been reclassified to conform with the current year presentation. The reclassifications do not materially impact shareholders’ equity. Asbestos liability is reclassified from Long term liabilities to provisions.
1.7 Related parties
All group companies mentioned in note 1.3, and the participations mentioned in note 4.3 are considered to be related parties. Transactions between group companies are eliminated upon consolidation. The parent company JH INV also qualifies as a related party.
1.8 Acquisition and divestment of group companies
The results and the identifiable assets and liabilities of the acquired company are consolidated as from the date of acquisition, being the moment that a decisive controlling interest may be exercised in the acquired company.
2 Principles of valuation of assets and liabilities
2.1 General
The consolidated annual accounts were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Guidelines for Annual Reporting in the Netherlands as issued by the Dutch Accounting Standards Board.
Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.
In general, assets and liabilities are stated at the amounts at which they were acquired, incurred or fair value. If not specifically stated otherwise they are recognised at the cost at which they were acquired or incurred. The balance sheet, profit and loss account and cash flow statement include reference to the notes.
All significant intercompany transactions and balances are eliminated on consolidation.
2.2 Comparison with prior year
The principles of valuation and determination of result remained unchanged compared to the prior year except for the adoption of new disclosure requirements for stock based compensation and pension accounting.
2.3 Foreign currencies
Non-monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the historic rate of exchange. Monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the rate of exchange prevailing on balance sheet date, except insofar as the exchange risk has been hedged. In those cases valuation occurs at the forward rates agreed upon. The resulting exchange rate differences are credited or charged to the profit and loss account, apart from those on long-term loans, which relate to the financing of a foreign investment. These exchange differences are directly added to or charged against reserves, as component of the investments in affiliates and associates. Transactions in foreign currency during the period have been incorporated in the annual accounts at the rate of settlement.
The annual accounts of group companies denominated in currencies other than the US dollars are translated at the rate of exchange prevailing at the balance sheet date; income and expenses are

James Hardie Industries N.V.
recognised at the average rate during the financial year. The resulting translation differences are taken to the reserve within shareholders’ equity.
2.4 Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in shareholders’ equity. These deferred gains or losses are recognised in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.
2.5 Intangible fixed assets
Intangible fixed assets are carried at historical cost less amortisation. Any impairment as at the balance sheet date is taken into account; an impairment exists if the carrying amount of the asset (or the cash-generating unit to which it belongs) exceeds its recoverable amount.
2.6 Tangible fixed assets
Land and buildings are valued at acquisition cost plus additional directly attributable expenses less straight-line depreciation over the estimated useful economic life. Permanent impairments of assets as at balance sheet date are taken into account. Land is not depreciated.
Other fixed assets are valued at acquisition or manufacturing cost plus additional directly attributable expenses less straight line depreciation over the estimated useful economic life, or lower market value.
Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life.
2.7 Financial fixed assets
Financial fixed assets include deferred tax and asbestos-related insurance receivables. Such assets are recorded at their estimated fair value.
2.8 Impairment of fixed assets
On the balance sheet date, the Group tests whether there are any indications of an asset which could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is estimated. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs, is identified. An asset is subject to impairment if its book value is higher than its recoverable value; the recoverable value is the higher of the realisable value and the value to the business. The realisable value is determined by means of current market conditions.

James Hardie Industries N.V.
If it is established that a previously recognised impairment no longer applies or has declined, then the increased carrying amount of the assets in question is not set higher than the carrying amount that would have been determined had no asset impairment been recognised.
2.9 Stocks
Stocks of raw materials and consumables are valued at purchase prices, using the FIFO method (first in, first out) or lower market value. Stocks of semi-finished articles and trade goods are valued at the lower of cost and market value.
Cost consists of all direct costs of acquisition or manufacturing and transportation expenses incurred. The costs of manufacturing include direct labour expenses and an uplift for indirect fixed and variable expenses relating to the manufacturing. A mark up for indirect costs, mainly in respect of warehousing, administrative and general administration expenses is also taken into account.
Work in progress is valued at direct material and labour expenses with an uplift for fixed and variable indirect costs relating to the manufacturing. A mark-up for indirect costs, mainly in respect of warehousing, administrative and general administration expenses, is also taken into account.
2.10 Receivables
Receivables are valued at nominal value less a provision for possibly uncollectible accounts and impairment taking into account any deferred income on inter company transactions which resulted from the receivable in question. The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts.
2.11 Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
2.12 Provisions and Asbestos related liabilities
Provisions are set up in respect of actual or specific risks and commitments existing at balance sheet date, of which the size is uncertain but can be estimated using a reliable method. Pension provisions are valued at present value based on actuarial principles. The other provisions are recognised at nominal value.
Prior to 31 March 2007, the Company’s consolidated financial statements included an asbestos provision relating to its anticipated future payments to a Special Purpose Fund (“SPF”) based on the terms of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005.
In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injury claims against certain former James Hardie companies (being Amaca, Amaba and ABN 60) (the “Former James Hardie Companies”).
After the Amended FFA was approved, shares in Amaca and Amaba were transferred from the Medical Research and Compensation Foundation to the AICF. In addition, shares in ABN 60 were transferred from the ABN 60 Foundation to the AICF.
Although the Company has no legal ownership in the AICF, it has ultimate control over the AICF as a result of funding arrangements outlined in the Amended FFA, and the corporations acts and trust deeds. The Amended FFA results in James Hardie 117 Pty Ltd (formerly LGTDD Pty Ltd) (the “Performing Subsidiary”) having a contractual liability to pay the initial funding and ongoing annual payments to the AICF. These payments to the AICF will result in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on us will vary based upon the annual actuarial assessments obtained by the Company with respect to asbestos related claims..

James Hardie Industries N.V.
Due to the Company’s variable interest in the AICF, it includes the AICF in its consolidated financial statements in accordance with Dutch Gaap.
Following rulings received from the Australian Taxation Office (the “ATO”), the Performing Subsidiary will be able to claim a taxable deduction for its contributions to the AICF. Consequently, a deferred tax asset has been recorded equivalent to the anticipated tax benefit over the life of the Amended FFA.
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”). The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability also includes an allowance for the future operating costs of the AICF.
An updated actuarial assessment will be performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. See note 4.9 for additional information.
2.13 Deferred tax assets and liabilities
Deferred tax assets and liabilities are included in respect of the timing differences in valuation of assets and liabilities for annual account purposes and tax purposes. The deferred tax assets and liabilities are calculated based on tax rates prevailing at the year end or applicable future tax rates, in so far as already decreed by law. Deferred tax assets, including those resulting from loss carry-forwards, are valued if it can be reasonably assumed that these will be realised. The deferred tax assets and liabilities are included at nominal value.
2.14 Stock-Based Compensation
The Company implemented the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” using the retroactive restatement method provided by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123.” When SFAS No. 123 was adopted, the retroactive restatement method required the restatement of prior periods’ reported net income to give effect to the fair value based method of accounting for awards granted, modified or settled in years beginning after 15 December 1994. In adopting this standard, the Company employed the modified prospective transition method.
SFAS No. 123R, “Share-Based Payments” requires that a company estimate forfeitures of stock options at the date of grant rather than allowing a company to account for forfeitures as they occur. At the time the Company adopted SFAS No. 123, it decided to account for forfeitures as they occurred, primarily due to the limited historical data to accurately estimate a forfeiture rate at the date of grant.
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$5.8 million, US$5.9 million and US$3.0 million for the years ended 31 March 2007, 2006 and 2005, respectively. This excludes the forfeiture adjustment of US$1.3 million (US$0.9 million net of tax expense) recorded upon adoption of the standard as of 1 April 2006, which is separately disclosed as “Cumulative effect of change in accounting principle for stock-based compensation.” The tax benefit related to the forfeiture adjustment was US$0.4 million for the year ended 31 March 2007.
The Company analysed forfeiture rates on all of the 2001 Stock Option Plan grants for which vesting was complete resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this calculated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million was recorded for the year ended 31 March 2007, upon adoption of SFAS No. 123R. The adjustment is presented on the consolidated statements of operations as a cumulative effect of change in accounting principle (net of income tax).

James Hardie Industries N.V.
The portion of the cumulative adjustment that relates to USA-based employees caused a reduction in the deferred tax asset previously recorded. The amount of the cumulative adjustment related to USA-based employees was US$1.0 million. Therefore, the related USA income tax adjustment was US$0.4 million which was recorded to income tax expense.
2.15 Financial Leases
The company leases part of its machinery, the risks and rewards incidental to ownership are largely transferred to the company. These assets are capitalised and recognised in the balance sheet as from the moment the lease contract is concluded, at the lower of the fair value of the asset and the discounted value of the minimum lease instalments. The lease instalments payable are broken down into repayment and interest components, based on a fixed interest rate and equal instalments. The lease commitments are carried under long-term liabilities exclusive of interest. The interest component is recognised in the profit and loss account in accordance with the lease instalments. The relevant assets are depreciated over the remaining useful lives or the lease term, if this is shorter.
2.16 Operational Leases
Lease contracts for which a large part of the risks and rewards incidental to ownership of the assets does not lie with the company, are recognised as operational leases. Obligations under operational leases are recognised on a straight-line basis in the profit and loss account over the term of the contract, taking into account reimbursements received from the lessor.
2.17 Dividends
Dividends are recorded as a liability on the date the Board of Directors formally declares the dividend.
2.18 Financial risk management
Foreign Currency
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2006 and 2007, there were no material contracts outstanding.
Credit Risk
Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.
The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.
For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews of appropriately assessed authority limits.

James Hardie Industries N.V.
The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2007 and 2006, total credit exposure arising from forward exchange contracts was not material.
Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.
3 Principles of determination of result
3.1 General
The result represents the difference between the value of the goods delivered and costs for the year. The results on transactions are recognised in the year they are realised; losses are taken as soon as they are foreseeable.
3.2 Exchange rate differences
Exchange rate differences arising upon the settlement of monetary items are recognised in the profit and loss account in the period that they arise. Exchange rate differences on long-term loans relating to the financing of foreign participations are directly taken to shareholders’ equity.
3.3 Net turnover
Net turnover represents the amounts charged/chargeable to third parties for goods delivered in the reporting year less discounts and excluding VAT. The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer which generally occurs at the time of delivery to the customer.
3.4 Cost of sales
Cost of sales represents the direct and indirect expenses attributable to sales, including raw materials, consumables and other external costs, personnel costs in respect of production employee, depreciation costs relating to buildings and machinery and other operating costs that are attributable to cost of sales.
3.5 Costs
Costs are recognised at the historical cost convention and are allocated to the reporting year to which they relate.
Depreciation on buildings is based on acquisition cost; depreciation on other fixed assets is based on purchase price or manufacturing cost. Land is not depreciated. Depreciation is provided by the straight-line method over the estimated useful economic life.
3.6 Selling expenses
Selling expenses concern the direct expenses of the sales activities. Selling expenses also include warehouse charges for finished goods and trade goods and the transport costs relating to the sales transactions.
3.7 General and administrative expenses
General and administrative expenses include the expenses of the Board of Directors and the corporate department.
3.8 Interest income and expense
Interest income and expense is recognised on a pro-rata basis, taking account of the effective interest rate of the assets and liabilities concerned. When recognising the interest charges, the transaction cost on the loans received is taken into account.

James Hardie Industries N.V.
3.9 Taxation
Tax on result is calculated by applying the current rate to the result for the financial year in the profit and loss account, taking into account tax losses carry-forward and tax exempt profit elements and after inclusion of non-deductible costs.
3.10 Earnings per share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	31 March
(Millions except per share amounts)	2007	2006

Basic common shares outstanding	464.6	461.7
Dilutive effect of stock options	1.8

Diluted common shares outstanding	466.4	461.7

Net (loss) income per share — basic	$0.33	$(1.10)
Net (loss) income per share — diluted	$0.33	$(1.10)
Potential common shares of 7.7 million and 6.6 million for the years ended 31 March 2007 and 2006, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
4 Notes to the consolidated balance sheet
4.1 Intangible fixed assets
Intangible fixed assets were US$0.9 million at 31 March 2007 and 2006.

James Hardie Industries N.V.
4.2 Tangible fixed assets

			Machinery
			and	Assets under
(Millions of US dollars)	Land	Buildings	Equipment	construction	Total

1 April 2006
At cost	$15.6	$147.5	$669.8	$228.1	$1,061.0
Accumulated depreciation	—	(31.7)	(253.7)	—	(285.4)

Book value	15.6	115.8	416.1	228.1	775.6

Movements 2007
Additions	1.3	70.8	131.3	(110.8)	92.6
Disposals	—	—	(0.6)		(0.6)
Exchange differences	—	—	10.2	—	10.2
Depreciation	—	(8.3)	(42.4)	—	(50.7)
Other movement	—	—	0.6		0.6

	1.3	62.5	99.1	(110.8)	52.1

31 March 2007
At cost	16.9	218.3	811.3	117.3	1,163.8
Accumulated depreciation	—	(40.0)	(296.1)	—	(336.1)

Book value	$16.9	$178.3	$515.2	$117.3	$827.7

Weighted average depreciation rate	0%	3.8%	5.2%	0%	4.4%

Construction in progress consists of plant expansions and upgrades.
Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$5.3 million and US$5.7 million for the years ended 31 March 2007 and 2006, respectively.
Included in property, plant and equipment are restricted assets with a net book value of US$0.4 million for the year ended 31 March 2007.
4.3 Financial fixed assets

	Deferred	Deferred
(Millions of US dollars)	Tax	Pension cost	Total

1 April 2006
Book value	$35.5	$6.1	$41.6

Movements 2007
Credit/(charge) to reserves	0.1	(6.1)	(6.0)
Exchange difference	—	—	—

	0.1	—	(6.0)

31 March 2007
Book value	$35.6	$—	$35.6

James Hardie Industries N.V.
4.4 Stocks

	31 March
(Millions of US dollars)	2007	2006

Raw materials and consumables	$37.8	$33.0
Work in progress	12.3	9.2
Finished goods	101.5	84.1
Provisions for obsolete goods and raw materials	(4.0)	(2.3)

	$147.6	$124.0

4.5 Receivables

	31 March
(Millions of US dollars)	2007	2006

Trade debtors	$152.4	$146.5
Taxation — VAT	5.9	4.9
Other receivables	6.6	4.3
Allowances for doubtful accounts	(1.5)	(1.3)
Employee loans	0.3	0.4

	$163.7	$154.8

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2007	2006

Balance at 1 April	$1.3	$1.5
Charged to expense	0.5	0.3
Costs and deductions	(0.3)	(0.5)

Balance at 31 March	$1.5	$1.3

Directors loans outstanding — see Related Party Transactions.
4.6 Restricted Cash and Cash Equivalents
Included in restricted cash is US$5.0 million related to an insurance policy as of 31 March 2007 and US$146.9 million held by the AICF for compensation of asbestos claimants.
4.7 Cash at banks and in hand
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.
Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2007	2006

Cash at bank and on hand	$26.1	$24.9
Short-term deposits	8.0	290.2

Total cash and cash equivalents	$34.1	$315.1

James Hardie Industries N.V.
Short-term deposits are placed at floating interest rates varying between 4.85% to 5.25% and 4.60% to 4.85% as of 31 March 2007 and 2006, respectively.
4.8 Provisions
Movements in product warranty provisions are specified as follows:

(Millions of US dollars)

1 April 2006	$15.5
Additions	4.4
Releases	(4.9)
Foreign currency translation adjustments	0.2

31 March 2007	$15.2

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales.
Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.
US$4.1 million of the provisions is of a long-term nature (exceeding one year).
4.9 Provisions for Asbestos liabilities
Commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries
On 21 November 2006, the Company signed the Amended FFA with the NSW Government to provide long-term funding to the AICF that will provide compensation for Australian asbestos-related personal injury claims against Former James Hardie Companies. While the Amended FFA is consistent in all material respects with the terms of the Final Funding Agreement entered into on 1 December 2005 among the Company, the NSW Government and a wholly owned Australian subsidiary of the Company, the Performing Subsidiary, the Amended FFA set forth certain changes to the original proposed arrangements as approved by the Company’s Managing and Supervisory Boards of Directors.
In summary, the Amended FFA provided for the following key steps to occur if the remaining conditions precedent to that agreement be satisfied or waived in writing by the parties:
–	the establishment of the AICF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

–	initial funding of approximately A$184.3 million (US$141.0 million) provided by the Performing Subsidiary to the AICF, calculated on the basis of an actuarial report prepared by KPMG Actuaries as of 30 September 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.55 billion (US$1.25 billion);

–	subject to the cap described below, an annual contribution in advance to top up the funds in the AICF to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually (so as to create a rolling cash “buffer” in the AICF);

James Hardie Industries N.V.
–	a cap on the annual payments made by the Performing Subsidiary to the AICF, initially set at 35% of the Company’s free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the Original FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company’s financial performance (and therefore the contributions already made to the AICF) and the claims outlook;

–	an initial term to 31 March 2045, at the end of which time the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

–	the entry by the parties and/or others into agreements ancillary to or connected with the Amended FFA (the “Related Agreements”);

–	no cap on individual payments to asbestos claimants;

–	the Performing Subsidiary’s payment obligations are guaranteed by James Hardie Industries N.V.;

–	the AICF’s claims to the funding payments required under the Amended FFA will be subordinated to the claims of the Company’s lenders;

–	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60; and

–	James Hardie Industries N.V. will, for ten years, provide an annual sum of A$0.5 million for the purpose of medical research into the prevention, treatment and cure of asbestos disease and contribute an annual sum of A$0.075 million towards an education campaign for the benefit of the Australian public on the dangers of asbestos.
On 9 November 2006, James Hardie announced that it, the AICF and others had received private binding rulings relating to the expected tax consequences arising to the AICF and others in connection with the Amended FFA. In the Amended FFA, all parties to the Amended FFA agreed to these rulings resulting in the tax conditions precedent set out in that agreement.
In the fourth quarter of fiscal year 2007, the following conditions precedent were satisfied:
–	receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole;

–	approval of the Company’s lenders and confirmation satisfactory to the Company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the Amended FFA will be tax deductible;

–	confirmation as to the expected tax consequences arising to the AICF and others from implementing the arrangements;

–	approval of the Company’s shareholders at the Extraordinary General Meeting held on 7 February 2007; and

–	initial funding payment of A$184.3 million (US$141.0 million) paid to the AICF on 9 February 2007. This initial funding is accounted for as restricted cash in accordance with the policies for the cash flow statement as included in note 1.4
In addition to entering into the Amended FFA, one or more of the Company, the Performing Subsidiary, the AICF and the NSW Government have entered into a number of Related Agreements, including a trust deed (for a trust known as the AICF, referred to as the Trust Deed), for the establishment of the AICF; a deed of guarantee under which James Hardie Industries N.V. provides the guarantee described above; intercreditor deeds to achieve the subordination arrangements described above; and deeds of release in connection with the releases from civil liability described below.

James Hardie Industries N.V.
The Performing Subsidiary also signed an Interim Funding Deed with Amaca to provide funding to Amaca of up to A$24.1 million in the event that Amaca’s finances are otherwise exhausted before the Amended FFA was implemented in full. The commercial terms of such funding were settled and the Performing Subsidiary entered into interim funding documentation dated 16 November 2006. An interim funding payment of A$9.0 million (US$7.1 million) was made to Amaca in December 2006. That sum was subsequently repaid by Amaca out of part of the proceeds of the initial funding on 12 February 2007.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2007. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion (US$1.1 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.8 billion (US$2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which do not differ from accounting principles generally accepted in The Netherlands. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The tables below are designed to show the various components and effective grossing up of the net Amended FFA liability at 31 March 2007 and movements.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2007 and to adjust for payments made to claimants during the year then ended.
Adjustments to the net Amended FFA liability are shown in the table below:

	US$ millions	A$ millions

At 31 March 2006	$(715.6)	A$	(1,000.0)
Effect of changes in foreign exchange rates	(94.5)		—
Other adjustments to net Amended FFA liability	24.0		25.7

Net Amended FFA liability at 31 March 2007	$(786.1)	A$	(974.3)

Components of the net Amended FFA liability:

Insurance receivables — current	$9.4	A$	11.7
Workers’ compensation — Asbestos — current	2.7		3.4
Deferred tax assets — current	7.8		9.7
Income tax payable (reduction to income tax payable)	9.0		11.2
Insurance receivables — non-current	165.1		204.6
Workers’ compensation — Asbestos — non-current	76.5		94.8
Deferred tax assets — non-current	318.2		394.4
Workers’ compensation liabilities — current	(2.7)		(3.4)
Asbestos liability — current	(63.5)		(78.7)
Asbestos liability — non-current	(1,225.8)		(1,519.4)
Workers’ compensation liabilities — non-current	(76.5)		(94.8)
Other net liabilities	(6.3)		(7.8)

Net Amended FFA liability at 31 March 2007	$(786.1)	A$	(974.3)

James Hardie Industries N.V.
The movements in the components of the Amended FFA liability are shown in the table below:

						Implementation	Consolidate
	At 1 April	Asbestos	At 31 March	Foreign	Updated	of Amended	AICF at 31	At 31 March
(US$ millions)	2005	adjustments	2006	exchange	Estimate	FFA	March 2007	2007

Insurance receivables — current	—	—	—	—	—	—	9.4	9.4
Workers’ compensation — Asbestos — current	—	—	—	—	—	—	2.7	2.7
Deferred tax assets — current	—	—	—	—	—	7.8	—	7.8
Income tax payable (reduction to income tax payable)	—	—	—	—	—	9.0		9.0
Insurance receivables — non-current	—	—	—	—	—	—	165.1	165.1
Workers’ compensation — Asbestos — non-current	—	—	—	—	—	—	76.5	76.5
Deferred tax assets — non-current	—	—	—	—	—	318.2		318.2
Workers’ compensation liabilities — current	—	—	—	—	—	—	(2.7)	(2.7)
Asbestos liability — current	—	—	—	—	—	—	(63.5)	(63.5)
Asbestos liability — non-current	—	(715.6)	(715.6)	(94.5)	24.0	(335.0)	(104.7)	(1,225.8)
Workers’ compensation liabilities — non-current	—	—	—	—	—	—	(76.5)	(76.5)

Other net liabilities	—	—	—	—	—	—	(6.3)	(6.3)

Net Amended FFA liability	—	(715.6)	(715.6)	(94.5)	24.0	—	—	(786.1)

The consolidation of the AICF took place as at 31 March 2007.
The impact on the consolidated profit and loss account is as follows:

	Years ended 31 March
(Millions of US dollars)	2007	2006

Impact of foreign exchange	(94.5)	—
Updated estimate	24.0	—
Tax benefit related to implementation of the Amended FFA[1]	(335.0)	—
Recording of initial provision	—	(715.6)

Asbestos adjustments to Net Sales Margin	(405.5)	(715.6)

1 An equal and opposite entry has been made to taxation on activities.
In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
The key assumptions made by KPMG Actuaries were as follows:

Base inflation rate:	4.25%
Superimposed inflation rate:	2.25%
Discount rate:	6.60%
Total number of claim notifications:	12,739
Typical settlement cost:	A$90,000 - A$1,650,000
Legal cost per claim:	A$15,000 - A$22,500
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of

James Hardie Industries N.V.
future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted, inflated central estimates could be in a range of A$0.9 billion (US$0.7 billion) to A$2.0 billion (US$1.6 billion) (undiscounted, inflated estimates of A$1.6 billion (US$1.3 billion) to A$5.1 billion (US$4.1 billion) as of 31 March 2007. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2007, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$2.8 billion (US$2.3 billion). This undiscounted central estimate is net of expected insurance recoveries of A$488.1 million (US$393.8 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$91.6 million (US$73.9 million) of “by claim” or subrogation recoveries from other third parties. Insurance receivables are accounted for as financial fixed assets.
Claims Data
The following table shows the number of claims pending as of 31 March 2007 and 2006:

	31 March
	2007	2006(1)

Australia	490	556
New Zealand	—	—
Unknown — Court Not Identified	13	20
USA	1	1

(1)	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 was not available at the time our financial statements were prepared.
For the years ended 31 March 2007, 2006 and 2005, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

James Hardie Industries N.V.

	Years Ended 31 March
		2007		2006(1)		2005

Number of claims filed		463		346		489
Number of claims dismissed		121		97		62
Number of claims settled or otherwise resolved		416		405		402
Average settlement amount per settled claim	A	$166,164	A	$151,883	A	$157,594
Average settlement amount per settled claim	US	$127,165	US	$114,322	US	$116,572

	Unknown - Court Not Identified
	Years Ended 31 March
		2007		2006(1)		2005

Number of claims filed		—		6		7
Number of claims dismissed		3		10		20
Number of claims settled or otherwise resolved		5		12		2
Average settlement amount per settled claim	A	$12,165	A	$198,892	A	$47,000
Average settlement amount per settled claim	US	$9,310	US	$149,706	US	$34,766

	USA
	Years Ended 31 March
		2007		2006 (1)		2005

Number of claims filed		1		—		—
Number of claims dismissed		1		—		3
Number of claims settled or otherwise resolved		—		—		1
Average settlement amount per settled claim	A	$—	A$	—	A	$228,293
Average settlement amount per settled claim	US	$—	US$	—	US	$168,868
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed.

		2007		2006(1)		2005		2004		2003

Number of open claims at beginning of year		586		749		743		814		671
Number of new claims		464		352		496		380		409
Number of closed claims		546		524		490		451		266
Number of open claims at year-end		504		577		749		743		814
Average settlement amount per settled claim	A	$164,335	A	$153,236	A	$157,223	A	$167,450	A	$201,200
Average settlement amount per case closed	A	$126,713	A	$121,945	A	$129,949	A	$117,327	A	$177,752

Average settlement amount per settled claim	US	$125,766	US	$115,341	US	$116,298	US	$116,127	US	$112,974
Average settlement amount per case closed	US	$96,973	US	$91,788	US	$96,123	US	$81,366	US	$99,808

(1)	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 was not available at the time our financial statements were prepared.
The Company did not have any responsibility or involvement in the management of claims against ABN 60 between the time ABN 60 left the James Hardie Group in March 2003 and February 2007 when the Amended FFA was approved. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any of its current subsidiaries had any responsibility or involvement in the management of claims against those entities. Prior to February 2001, the principal

James Hardie Industries N.V.
entity potentially involved in relation to such claims was ABN 60, which was not a member of the James Hardie Group between March 2003 and February 2007. However, the Amended FFA and associated New South Wales legislation provides that the AICF will have both the responsibility for, and management of claims against, the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the AICF, unless a special default or insolvency event arises.
On 26 October 2004, the Company, the Medical Research and Compensation Fund (“MRCF”) and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the MRCF and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the Amended FFA, the Company has obtained similar rights of access to actuarial information produced for the AICF by the actuary to be appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
SCI and Other Related Activities
The Company has incurred substantial costs associated with the Special Commission of Inquiry (“SCI”) and may incur material costs in the future related to the SCI or subsequent legal proceedings.
The following are the components of SCI and other related expenses:

	Years Ended 31 March
(Millions of US dollars)	2007	2006

SCI	$—	$—
Internal investigation	—	—
ASIC investigation	1.7	0.8
Severance and consulting	0.2	0.1
Resolution advisory fees	8.8	9.8
Funding advice	0.7	2.9
Other	2.2	3.8

Total SCI and other related expenses	$13.6	$17.4

Internal investigation costs reflect costs incurred by the Company in connection with an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and the preparation and filing of the Company’s annual financial statements in the United States.
Australian Securities and Investments Commission (“ASIC”) Proceedings and Investigation
On 14 February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (the “Court”) against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.
In the proceedings, ASIC seeks:
– declarations regarding the alleged contraventions;
– orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

James Hardie Industries N.V.
- orders that Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O’Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;
- an order that the Company execute a deed of indemnity in favour of ABN 60 Pty Limited in the amount of A$1.9 billion or such amount as ABN 60 or its directors consider is necessary to ensure that ABN 60 remains solvent; and
- its costs of the proceedings.
ASIC stated in February 2007 that it would not pursue the claim for indemnity if the conditions precedent to the Original FFA as announced on 1 December 2005 were satisfied. The Company and the other parties to the agreement provided certification to ASIC in March 2007 that the conditions precedent to the Amended FFA dated 21 November 2006 have been satisfied. ASIC is considering its position and has not yet taken any step to withdraw the indemnity claim.
ASIC has indicated that its investigations continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.
On 20 February 2007, the Company announced that the three serving directors named in the ASIC proceedings had resigned from the Board and Board committees.
The Company has entered into deeds of indemnity with certain of its directors and officers as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates, the amount of which is not significant. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company is likely to incur further liabilities under these indemnities. Initially, the Company has obligations, or has offered, to advance funds in respect of defence costs and depending on the outcome of the proceedings, may be or become responsible for these and other amounts. Any obligations of the Company in this regard are expected to be substantially recovered through the Company’s insurance.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the Company could be material. However, at this stage, it is not possible to determine the amount of any such liability. Therefore, the Company believes that the requirements for recording a liability have not been met.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos as described above, individually or in the aggregate, have a material adverse effect on its consolidated financial position, statement of operations or cash flows.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2007:

James Hardie Industries N.V.

Years ending 31 March:	(Millions of US dollars)

2008	$15.0
2009	14.6
2010	12.5
2011	12.6
2012	9.0
Thereafter	73.3

Total	$137.0

Rental expense amounted to US$12.1 million, US$12.5 million and US$9.1 million for the years ended 31 March 2007, 2006 and 2005, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$12.2 million at 31 March 2007.
4.10 Liabilities

	31 March
	2007	2006
Long-term debt	$105.0	$121.7
Short-term debt	83.0	181.0

Total debt	$188.0	$302.7

Long-term debt consists of the following components:

	2007	2006
US$ noncollateralised notes — current portion	$—	$121.7
Long-term debt	105.0	—

Total debt falling due between 2 and 5 years at 5.91 and 7.11% weighted average rates	$105.0	$121.7

The Company’s credit facilities currently consist of 364-day facilities in the amount of US$110.0 million, which as of 31 March 2007, all had a maturity date of December 2007. As of June 2007, the maturity dates of all 364-day facilities have been extended to June 2008. The Company also has term facilities in the amount of US$245.0 million, which had an original maturity date of March 2007. Upon satisfaction of the conditions precedent to the full implementation of the Amended FFA, which occurred on 7 February 2007 with shareholder approval, the maturity date of the term facilities was automatically extended to June 2010. For both facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders, and is payable at the end of each draw-down period. The Company paid commitment fees in the amount of US$0.7 million for the years ended 31 March 2007 and 2006. At 31 March 2007, there was US$188.0 million drawn under the combined facilities and US$167.0 million was available.
Short-term debt at 31 March 2007 comprised US$83.0 drawn under the 364-day facilities.
Long-term debt at 31 March 2007 comprised US$105.0 million drawn under the term facilities.
At 31 March 2007, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF.

James Hardie Industries N.V.
Debt at 31 March 2006 comprised US$ non-collateralised notes which formed part of a seven tranche private placement facility which provided for maximum borrowings of US$165.0 million. Principal repayments were due in seven installments that commenced on 5 November 2004 and were to end on 5 November 2013. The tranches had fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest was payable 5 May and 5 November each year.
As a result of recording the asbestos provision at 31 March 2006, and the Supervisory Board’s approval on 12 May 2006 of the recording of this provision, the Company would not have been in compliance with certain of the restrictive covenants in respect of the US$ non-collateralised notes. However, under the terms of the non-collateralised notes agreement, prepayment of these notes was permitted, and on 28 April 2006, the Company issued a notice to all noteholders to prepay in full all outstanding notes on 8 May 2006. On that date, the US$ non-collateralised notes were prepaid in full, incurring a make-whole payment of US$6.0 million. This make-whole payment is included in interest expense in the consolidated statements of operations for the year ended 31 March 2007.
The Company anticipates being able to meet its future payment obligations from existing cash, unutilised committed facilities and future net operating cash flows. During the year the Company entered into a forward rate agreement of US$25.0 million with a fixed rate of 5.07% excluding the margin from February 2007 to February 2008. The contract is accounted for as a financial derivative and is marked to market every month.
4.11 Other long term liabilities
Other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2007	2006

Employee entitlements	$11.9	$17.0
Product liability	0.8	0.7
Employee bonuses	28.5	27.3

Total non-current other liabilities	$41.2	$45.0

4.12 Accrued payroll and employee benefits consist of the following;

	31 March
(Millions of US dollars)	2007	2006

Accrued wages and salaries	$9.2	$10.7
Accrued employee benefits	9.1	9.2
Accrued other	23.7	26.4

Accrued payroll and employee benefits — current	$42.0	$46.3

Currency
All loans are contracted in US$.
Indemnities granted
None of the assets are pledged as security for the redemption of amounts payable to credit institutions.
4.13 Amended ATO Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two subsequent remissions of general interest charges by the ATO, the total was revised to A$368.0 million and is comprised of the following as of 31 March 2007:

James Hardie Industries N.V.

(Millions of dollars)	US$(1)	A$

Primary tax after allowable credits	$138.8	A$172.0
Penalties (2)	34.7	43.0
General interest charges	123.4	153.0

Total amended assessment	$296.9	A$368.0

(1)	US$ amounts calculated using the A$/US$ foreign exchange spot rate at 31 March 2007.

(2)	Represents 25% of primary tax.
On 23 June 2006, following negotiation with the ATO regarding payment options for the amended assessment, the Company was advised by the ATO that, in accordance with the ATO Receivable policy, it was able to make a payment of 50% of the total amended assessment then due of A$378.0 million (US$305.0 million), being A$189.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries N.V. in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. Payment of 50% of the amended assessment became due and was paid on 5 July 2006. The Company also agreed to pay general interest charges (“GIC”) accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued GIC was paid on 16 October 2006 in respect of the quarter ended 30 September 2006.
On 10 November 2006, the ATO granted a further remission of GIC reducing total GIC on the amended assessment from A$163.0 million to A$153.0 million and thereby reducing the total amount due under the amended assessment from A$378.0 million to A$368.0 million. The reduction in the total amount due under the amended assessment resulted in a reduction in the 50% payment required under the agreement with the ATO from A$189.0 million to A$184.0 million. This gave rise to an amount of A$5.0 million being available for offset against future GIC accruing on the unpaid balance of the amended assessment. Accordingly, no GIC was required to be paid in respect of the quarter ended 31 December 2006 and a reduced amount of GIC of A$1.2 million was paid in respect of the quarter ended 31 March 2007.
RCI strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2007 for the remainder of the amended assessment.
The Company expects that amounts paid on 5 July 2006 and, any later time, would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated the payments on 5 July 2006 and 16 October 2006 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.

James Hardie Industries N.V.
4.14 Prepaid expenses and other current assets

	31 March
(Millions of US dollars)	2007	2006

Prepaid operating expenses	$6.8	$9.9
Prepaid other	3.6	2.7
Prepaid or refundable income tax	22.0	7.9

	$32.4	$20.5

4.15 Accrued payables and accrued liabilities

	31 March
(Millions of US dollars)	2007	2006

Accrued trade payables	$57.2	$64.9
Other payables for trading activities	20.5	18.1
Other payables	23.1	34.8

Total accrued payables	$100.8	$117.8

4.16 Contingent liabilities
The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cashflows.
4.17 Group equity

	Issued	Share
	and paid	premium	Retained	Current year	Cumulative
(Millions of US dollars)	in capital	account	earnings	results	translation	Total

Balances as of 31 March 2006	$253.2	$158.8	$(288.3)	$—	$(28.4)	$95.3
Other Income:
Net income	—	—	—	151.7	—	151.7
Unrecognised pension losses	—	—	—	—	(2.7)	(2.7)
Foreign currency translation loss	—	—	—	—	36.5	36.5

Total income						185.5
Dividends paid	—	—	(42.1)	—	—	(42.1)
Stock compensation	—	4.5	—	—	—	4.5
Tax benefit from stock options exercised	—	1.8	—	—	—	1.8
Stock options exercised	3.1	15.4	—	—	—	18.5
Other	(4.5)	—				(4.5)

Balances as of 31 March 2007	$251.8	$180.5	$(330.4)	$151.7	$5.4	$259.0

5. Notes to the consolidated profit and loss account
5.1 Segment reporting
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile (fiscal year 2005 only), the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

James Hardie Industries N.V.
The following are the Company’s operating segments and geographical information:

	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2007	2006

USA Fibre Cement	$1,262.3	$1,218.4
Asia Pacific Fibre Cement	251.7	241.8
Other	28.9	28.3

Net Turnover	$1,542.9	$1,488.5

	Results on Activities
	Before Tax
	Years Ended 31 March
(Millions of US dollars)	2007	2006

USA Fibre Cement [2]	$362.4	$342.6
Asia Pacific Fibre Cement[2]	39.4	41.7
Research and Development [2]	(17.1)	(15.7)
Other	(9.3)	(26.5)

Segments total	375.4	342.1
General Corporate [3,4,8]	(461.1)	(777.0)

Total operating (loss) income	(85.7)	(434.9)
Net interest expense [5]	(6.5)	(0.2)
Other non operating expense, net	—	—

Results on activities before tax	$(92.2)	$(435.1)

Geographic Areas

	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2007	2006

USA	$1,279.4	$1,233.7
Australia	169.0	164.5
New Zealand	54.4	53.6
Other Countries	40.1	36.7

Worldwide total from operations	$1,542.9	$1,488.5

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2007	2006

USA	$935.7	$870.3
Australia	127.1	108.5
New Zealand	23.1	18.7
Other Countries	58.9	53.7

Segments total	1,144.8	1,051.2
General Corporate[6,8]	983.3	394.6

Worldwide total	$2,128.1	$1,445.8

[1]	Export sales and inter-segmental sales are not significant.

James Hardie Industries N.V.

[2]	Research and development costs of US$10.8 million and US$13.2 in fiscal years 2007 and 2006, respectively, were expensed in the USA Fibre Cement operating segment. Research and development costs of US$1.8 million and US$2.3 million in fiscal years 2007 and 2006, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$13.0 million and US$12.3 million in fiscal year 2007 and 2006, respectively, were expensed in the Research and Development segment. Research and Development costs of US$0.3 million and US$0.9 million in fiscal year 2007 and 2006, respectively, were expensed in other segment. The Research and Development segment also included selling, general and administrative expenses of US$4.1 million and US$3.4 million in fiscal year 2007 and 2006, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$25.9 million and US$28.7 million for the years ended 31 March 2007 and 2006, respectively.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices and asbestos adjustments.

[4]	Includes costs of US$13.6 million and US$17.4 million for SCI and other related expenses in fiscal years 2007 and 2006, respectively. See Note 4.10.

[5]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense.

[6]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[7]	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

[8]	Included in General Corporate are asbestos adjustments of US$405.5 million and US$715.6 million for the years ended 31 March 2007 and 2006, respectively. Asbestos related assets at 31 March 2007 are US$727.6 million and are included in the General Corporate segment. See Note 4.10.
5.2 Selling, General and Administrative expenses.
The selling and administration expenses include wages and salaries, and social security costs. These consist of the following:

	31 March
	2007	2006

Wages and salaries	$65.7	$71.3
Pension costs	0.3	0.3
Other social security costs	18.6	16.5
Stock Compensation	5.8	5.9

	$90.4	$94.0

The pension costs are determined based on the premiums payable in respect of the financial year and the proportionately calculated purchase prices to redeem the past-service liabilities incurred in the financial year and premiums.
5.3 Stock-based compensation
At 31 March 2007, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the JHI NV Stock Appreciation Rights Incentive Plan; the Supervisory Board Share Plan; the

James Hardie Industries N.V.
Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan. As of 31 March 2006, the Company had no units outstanding under the following stock-based compensation plans: the Peter Donald Macdonald Share Option Plan, the Peter Donald Macdonald Share Option Plan 2001 and the Peter Donald Macdonald Share Option Plan 2002 (collectively the “Peter Donald Macdonald Share Option Plans”).
Executive Share Purchase Plan
Prior to July 1998, James Hardie Industries Limited (“JHIL”) issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, has been applied to shares granted after 31 March 1995. The Company recorded no compensation expense during the years ended 31 March 2007 and 2006. No shares were issued under this plan during years ended 31 March 2007 and 2006.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At 31 March 2007, there were 1,320,000 options outstanding under this plan.
On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.
JHI NV 2001 Equity Incentive Plan
On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

			October 2001
	Original		Number	Option
Original Shadow	Exercise		of Options	Expiration
Share Grant Date	Price		Granted	Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010

James Hardie Industries N.V.
As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.
The following table summarises the additional option grants:

	Original		Number	Option
Share Grant	Exercise		of Options	Expiration
Date	Price		Granted	Date

December 2001	A$	5.65	4,248,417	December 2011
December 2002	A$	6.66	4,037,000	December 2012
December 2003	A$	7.05	6,179,583	December 2013
December 2004	A$	5.99	5,391,100	December 2014
February 2005	A$	6.30	273,000	February 2015
December 2005	A$	8.90	5,224,100	December 2015
March 2006	A$	9.50	40,200	March 2016
November 2006	A$	8.40	3,499,490	November 2016
March 2007	A$	8.90	179,500	March 2017
March 2007	A$	8.35	151,400	March 2017
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.
The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
JHI NV Stock Appreciation Rights Incentive Plan
On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan (“Stock Appreciation Rights Plan”) with an exercise price of A$5.99. All of these stock appreciation rights were outstanding as of 31 March 2005. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of the Company’s stock on the exercise day. These rights have been accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation expense of US$0.5 million and US$0.5 million was recognised in the years ended 31 March 2007 and 2006, respectively.
Supervisory Board Share Plan
At the 2002 Annual General Meeting, the shareholders approved a Supervisory Board Share Plan (“SBSP”), which required that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP required that the directors take at least US$10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees at their discretion. Shares issued under the US$10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory

James Hardie Industries N.V.
Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans were entered into by the Company in relation to the grant of shares pursuant to the SBSP. During fiscal year 2007, this plan was replaced with the Supervisory Board Share Plan 2006. At 31 March 2007, there were 6,063 shares still subject to escrow under this plan.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its SBSP with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2007, 5,039 shares had been acquired under this plan.
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of certain options or other rights over, or interest in, ordinary fully-paid shares in the Company (“Shares”), the issue and/or transfer of Shares under them, and the grant of cash awards to members of the Company’s Managing Board and to Executives. At the same meeting, the shareholders approved participation in the LTIP and issue of options to the Managing Board to a maximum of 1,418,000 options. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. The vesting of these options are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At 31 March 2007, there were 1,132,000 options outstanding under this plan.
Peter Donald Macdonald Share Option Plans
The Company granted Mr Macdonald options to purchase 1,200,000 shares, 624,000 shares and 1,950,000 shares under the Peter Donald Macdonald Share Option Plan, Peter Donald Macdonald Share Option Plan 2001 and Peter Donald Macdonald Share Option Plan 2002, respectively. In April 2005, Mr Macdonald exercised all options granted under the Peter Donald Macdonald Share Option Plan. Such shares had an original exercise price of A$3.87 per share. However, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 624,000 shares and 1,950,000 shares in the other two plans expired in April 2005 and October 2005, respectively, as the performance hurdles were not met.
Valuation and Expense Information
The Company accounts for stock options in accordance with the fair value provisions, which require the Company to estimate the value of stock options issued based upon an option-pricing model and recognise this estimated value as compensation expense over the periods in which the options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). Options granted under the 2001 Equity Incentive Plan and the Managing Board Transitional Stock Option Plan are valued using the Black-Scholes option-pricing model since the vesting of these options is based solely on a requisite service condition. Options granted under the LTIP were valued using the Monte Carlo method since vesting of these options requires that certain target market conditions are achieved.
The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the

James Hardie Industries N.V.
awards, actual and projected employee stock option exercise behaviours, risk-free rate and expected dividends. We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock based on historical daily stock price volatility. We base the risk-free interest rate on US Treasury notes with terms similar to the expected term of the options. We calculate dividend yield using the current management dividend policy at the time of option grant.
The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Black-Scholes option-pricing model during the year ended 31 March:

	2007		2006

Dividend yield		1.5%		0.9%
Expected volatility		28.1%		27.9%
Risk free interest rate		4.6%		4.5%
Expected life in years		5.1		5.6
Weighted average fair value at grant date	A$	2.40	A$	2.78
Number of stock options		3,830,390		6,584,300
The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Monte Carlo method during the year ended 31 March:

	2007		2006

Dividend yield		1.60%	N/A
Expected volatility		28.1%	N/A
Risk free interest rate		4.6%	N/A
Weighted average fair value at grant date	A$	3.30	N/A
Number of stock options		1,132,000	N/A
Compensation expense arising from stock option grants as estimated using option-pricing models was US$5.8 million and US$5.9 million for the years ended 31 March 2007 and 2006, respectively. As of 31 March 2007, the unrecorded deferred stock-based compensation balance related to stock options was US$10.5 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.5 years.

James Hardie Industries N.V.
General Share-Based Award Information
The following table summarises all of the Company’s shares available for grant and the movement in all of the Company’s outstanding options:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at 1 April 2005	24,340,258	20,128,610	A$5.75

Newly Authorised	1,380,000	—
Granted	(6,584,300)	6,584,300	A$8.83
Exercised	—	(3,925,378)	A$4.79
Forfeited	3,274,275	(3,274,275)	A$5.68
Expired	(2,574,000)	—

Balance at 1 April 2006	19,836,233	19,513,257	A$6.99

Newly Authorised	3,000,000	—
Granted	(4,962,390)	4,962,390	A$8.42
Exercised	—	(3,988,880)	A$5.96
Forfeited	1,546,950	(1,546,950)	A$7.70

Balance at 31 March 2007	19,420,793	18,939,817	A$7.52

The total intrinsic value of stock options exercised was A$10.3 million and A$11.5 million for the years ended 31 March 2007 and 2006, respectively.
The weighted average grant-date fair value of stock options granted was A$2.61 and A$2.78 during the years ended 31 March 2007 and 2006, respectively.
Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$1.8 million for the year ended 31 March 2007. Tax benefits of US$2.2 million for the year ended 31 March 2006 are included in cash flows from operating activities in the consolidated statements of cash flows.

James Hardie Industries N.V.
The following table summarises outstanding and exercisable options as of 31 March 2007:

		Options Outstanding						Options Exercisable
			Weighted	Weighted					Weighted
			Average	Average		Aggregate			Average		Aggregate
Exercise			Remaining	Exercise		Intrinsic			Exercise		Intrinsic
Price		Number	Life (in Years)	Price		Value		Number	Price		Value
A$	3.09	423,723	3.6	A$	3.09	A$	2,233,020	423,723	A$	3.09	A$	2,233,020
	3.13	100,435	2.6		3.13		525,275	100,435		3.13		525,275
	5.06	712,419	4.7		5.06		2,350,983	712,419		5.06		2,350,983
	5.99	3,367,425	7.7		5.99		7,980,797	1,344,125		5.99		3,185,576
	6.30	273,000	7.9		6.30		562,380	136,500		6.30		281,190
	6.45	1,012,000	5.7		6.45		1,932,920	1,012,000		6.45		1,932,920
	7.05	2,461,000	6.7		7.05		3,223,910	2,461,000		7.05		3,223,910
	8.35	151,400	9.9		8.35		1,514	—		8.35		—
	8.40	4,365,615	9.6		8.40		—	7,025		8.40		—
	8.53	1,320,000	8.7		8.53		—	—		8.53		—
	8.90	4,712,600	8.7		8.90		—	1,139,650		8.90		—
A$	9.50	40,200	8.9		9.50		—	10,050		9.50		—

	Total	18,939,817	8.2	A$	7.52	A$	18,810,799	7,346,927	A$	6.56	A$	13,732,874

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$8.36 as of 31 March 2007, which would have been received by the option holders had those option holders exercised their options as of that date, although a significant portion had not vested.
5.4 Amortisation of intangible fixed assets and depreciation of tangible fixed assets and other changes in value
The Cost of goods sold include amortisation, depreciation and impairment of tangible and intangible fixed assets. These consist of the following components:
Depreciation expenses was US$50.7 million and US$45.3 million for the years ended 31 March 2007 and 2006, respectively.

	31 March
(Millions of US dollars)	2007	2006

Other changes in value
Decreases in value:
Loss on disposal of fixed assets	$(0.6)	$(8.9)
Impairement of roofing plant	—	(13.4)

	$(0.6)	$(22.3)

5.5 Financial income and expenses

	31 March
(Millions of US dollars)	2007	2006

Interest income	5.5	7.0
Interest expense	(12.0)	(7.2)

	$(6.5)	$(0.2)

James Hardie Industries N.V.
5.6 Taxation on result on activities
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) for continuing operations consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2007	2006

Income from ordinary activities before income taxes:
Domestic[1]	$110.9	$113.7
Foreign	(204.0)	(548.8)

Income from ordinary activities before income taxes:	$(93.1)	$(435.1)

Income tax (expense) benefit:
Current:
Domestic[1]	$0.4	(9.0)
Foreign	(63.7)	(91.5)

Current income tax expense	(63.3)	(100.5)

Deferred:
Domestic[1]	0.1	(0.3)
Foreign	307.1	29.2

Deferred income tax expense	307.2	28.9

Total income tax expense for operations	$243.9	$(71.6)

1Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.
The taxation on result on ordinary activities can be specified as follows:

	2007	2006
Loss from ordinary activities before taxation	(92.2)	(435.1)
Taxation income / (expense) on result on ordinary activities	243.9	(71.6)

Effective tax rate	265%	16%
Applicable tax rate	29%	31%
The applicable tax rate is based on the relative proportion of the group companies’ contribution to the result and the tax rates ruling in the countries concerned. The main differences between the effective tax rate and the applicable tax rate are:
In the current financial year, the effective tax rate differs mainly from the applicable tax rate due to the asbestos liability deferred tax benefit arising from the anticipated contributions under the amended FFA. In the previous your, the difference is caused by the fact that the asbestos adjustment was not tax affected yet.
Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

James Hardie Industries N.V.
Deferred tax balances consist of the following components:

	Years Ended 31 March
(Millions of US dollars)	2007	2006

Continuing operations
Income tax benefit (expense) computed at statutory tax rates	$16.2	$121.0
US state income taxes, net of the federal benefit	(6.5)	(7.1)
Asbestos adjustment	242.0	(214.7)
Asbestos — effect of foreign exchange	(24.1)	—
Benefit from Dutch financial risk reserve regime	8.1	12.7
Expenses not deductible	(1.7)	(3.4)
Non-assessable items	1.8	1.4
Losses not available for carryforward	(3.2)	(2.6)
Change in reserves	—	—
Change in reserves	10.4	20.7
Change in tax law	3.0	—
Other items	(2.1)	0.4

	$243.9	$(71.6)

Effective tax rate	262.0%	16.5%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2007	2006
Deferred tax assets:
Asbestos liability	$326.0	$—
Other provisions and accruals	33.3	33.2
Net operating loss carryforwards	7.8	8.9
Capital loss carryforwards	35.2	31.2
Taxes on intellectual property transfer	6.5	6.0
Other	7.5	2.3

Total deferred tax assets	416.3	81.6
Valuation allowance	(39.7)	(35.2)

Total deferred tax assets, net of valuation allowance	376.6	46.4

Deferred tax liabilities:
Property, plant and equipment	(108.4)	(91.7)
Prepaid pension cost	—	(1.8)
Foreign currency movements	(5.2)	2.8
Other	(0.1)	—

Total deferred tax liabilities	(113.7)	(90.7)

Net deferred tax liabilities	$262.9	$(44.3)

The deferred tax asset related to the asbestos liability of US$326.0 million represents the anticipated tax benefit arising from the anticipated contributions under the Amended FFA. The realisation of this asset (and hence the Company’s determination of any related valuation allowance) depends upon the continued profitability of the Australian tax group over an extensive future period.
The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its

James Hardie Industries N.V.
Australian capital loss carryforwards. The valuation allowance increased by US$4.5 million during fiscal year 2007 due to foreign currency movements.
At 31 March 2007, the Company had Australian tax loss carryforwards of approximately US$24.9 million that will never expire. At 31 March 2007, the Company had a US$15.5 million valuation allowance against the Australian tax loss carryforwards.
At 31 March 2007, the Company had US$117.2 million in Australian capital loss carryforwards which will never expire. At 31 March 2007, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
At 31 March 2007, the undistributed earnings of non-Dutch subsidiaries approximated US$639.8 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings.
Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
In fiscal years 2007 and 2006, the Company recorded income tax benefit of US$10.4 million and US$20.7 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled), the expiration of the statute related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
Relevant tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. In particular, the Australian Taxation Office (ATO) is auditing the Company’s Australian income tax return for the year ended 31 March 2002. The ATO has indicated that further investigation is required and is working with the Company and the Company’s advisors to conclude its inquiries. Please refer to note 4.9 for further details.
Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is now in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits, its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed from the effective date of the amended treaty provisions.

James Hardie Industries N.V.
6. Supplementary information
6.1 Employees
As of 31 March 2007 2,984 employees were employed by the Company, allocated by business segment as follows:

	31 March
	2007	2006

USA Fibre Cement	1,868	2,150
Asia Pacific Fibre Cement	835	773
Research and Development	101	118
Other	90	197
Corporate	50	34

Total from continuing operations	2,944	3,272

6.2 Financial instruments
Fair Values
The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	31 March
	2007		2006
	Carrying	Fair	Carrying	Fair
(Millions of US dollars)	Value	Value	Value	Value
Long-term debt:
Floating	$105.0	$105.0	$—	$—
Fixed	—	—	121.7	133.8

Total	$105.0	$105.0	$121.7	$133.8

Fair values of long-term debt were determined by reference to the 31 March 2007 and 2006 market values for comparably rated debt instruments.
Related Party Transactions
JHI NV Directors’ and Former Directors’ Securities Transactions
The Company’s Directors and Former Directors’ and their director-related entities held an aggregate of 210,530 ordinary shares and 271,561 ordinary shares at 31 March 2007 and 2006, respectively, and 3,914,544 options and 2,782,544 options at 31 March 2007 and 2006, respectively.
Supervisory Board members on 12 December 2006 and 26 March 2007 participated in an acquisition of shares at A$8.39 and A$8.50, respectively, under the terms of the Supervisory Board Share Plan 2006 which was approved by JHI NV shareholders on 25 September 2006. Directors’ acquisitions were as follows:

James Hardie Industries N.V.

Shares
Director	Issued/Acquired

D DeFosset	—
B Anderson	—
DG McGauchie AO	—
J Barr(1)	1,651
JRH Loudon	—
M Hammes	—
R van der Meer	—

Former Directors
M Hellicar(2)	3,388
GJ Clark	—
MJ Gillfillan	—
MR Brown	—

Total	5,039

(1)	779 shares at A$8.39 and 872 shares at A$8.50

(2)	3,388 shares at A$8.39
The JHI NV dividends paid on 6 July 2006 and 8 January 2007 to Directors and their related entities was on the same terms and conditions that applied to other holders.
Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries
At 31 March 2007 and 2006, loans totaling US$30,774, and US$30,466, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.
During fiscal years 2007 and 2006, repayments totaling US$3,517 and US$1,892, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of US$117,688. Under the terms of the plan, this director had two years from the date of his resignation to repay such loan. The loan was repaid in full in the year ended 31 March 2007.
Payments Made to Directors and Director Related Entities of JHI NV during the Year
In August 2004, Former Chairman M Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company’s asbestos matters and was dissolved on 31 March 2005. In this role, she received a fee of nil and US$33,777 for the years ended 31 March 2007 and 2006, respectively.
Former Supervisory Board Director GJ Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Deputy Chairman DG McGauchie AO is a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.
In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr L Gries’ brother. The agreement expired in June 2005 and payments of nil

James Hardie Industries N.V.
and US$50,876 were made for the years ended 31 March 2007 and 2006, respectively. Mr L Gries has no economic interest in The Gries Group.
Payments made to Director and Director Related Entities of Subsidiaries of JHI NV
The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.
Payments of US$4,507 and US$8,829 for the years ended 31 March 2007 and 2006, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of one of the Company’s subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling nil and US$78,496 for the years ended 31 March 2007 and 2006, respectively, were made to M Helyar, R Le Tocq and N Wild who were directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling US$5,364 and US$4,984 for the years ended 31 March 2007 and 2006, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

James Hardie Industries N.V.
7. Remuneration to Board of Directors Members
7.1 Remuneration tables for Managing Board Directors and Key Management Personnel Total remuneration for Managing Board Directors for the years ended 31 March 2007 and 2006 Details of the remuneration of each Managing Board Director of James Hardie are set out below:

				Post-
Primary				Employment	Equity	Other	Total
				Superannuat	Stock	Relocation
				ion and	Appreciation	and
			Non-Cash	401(k)	Rights and	Expatriate
	Base Pay	Bonuses[1]	Benefits[2]	Benefits	Options[3]	Benefits
	US$	US$	US$	US$	US$	US$

Managing Board Directors

Louis Gries FY 2007	$786,612	$1,738,430	$72,317	$14,287	$755,110	$121,498	$3,488,254
FY 2006	740,385	1,890,363	42,657	10,478	717,218	110,774	3,511,875

Russell Chenu FY 2007	596,181	200,161	57,628	57,776	101,282	79,849	1,092,877
FY 2006	564,546	159,832	18,558	50,809	62,736	70,454	926,935

Benjamin Butterfield FY 2007	322,497	466,516	61,598	13,200	206,351	111,160	1,181,322
FY 2006	311,250	450,450	30,410	9,913	128,369	215,717	1,146,109

Total Remuneration for Managing Board Directors FY 2007	1,705,290	2,405,107	191,543	85,263	1,062,743	312,507	5,762,453
FY 2006	$1,616,181	$2,500,645	$91,625	$71,200	$908,323	$396,945	$5,584,919

[1]	Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as, any performance incentive amounts realised as a result of prior years’ performance and paid in the applicable year as a result of the company achieving its predetermined financial targets pursuant to the terms of its Economic Profit Incentive Plan.

[2]	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave, and tax services.

[3]	Options are valued using either the Black-Scholes option-pricing model or the Monte Carlo option-pricing method, depending on the plan the options were issued under, and the fair value of options granted are included in compensation during the period in which the options vest. For the Black-Scholes model, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.5% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; 5.1 years of expected life; and A$2.40 weighted average fair value at grant date. For the Monte Carlo method, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.6% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; and A$3.30 weighted average fair value at grant date. The figures stated here for Mr Gries include Stock Appreciation Rights.

James Hardie Industries N.V.
7.2 Total remuneration for other Key Management Personnel for the years ended 31 March 2007 and 2006
Details of the remuneration of each Key Management Personnel of James Hardie are set out below:

				Post-
			Primary	Employment	Equity	Other	Total

						Relocation
						Allowances
						and Other
			Non-Cash			Non-
	Base Pay	Bonuses[1]	Benefits[2]	401(k)	Options[3]	Recurring[4]
	US$	US$	US$	benefits US$	US$	US$	US$

Key Management Personnel
Jamie Chilcoff
FY 2007	310,961	373,192	44,136	12,842	277,998	—	1,019,129
FY 2006	290,385	418,231	13,899	13,269	157,409	113,038	1,006,231

Mark Fisher FY 2007	301,538	346,849	24,044	13,408	295,748	—	981,587
FY 2006	260,962	376,467	30,039	14,242	191,791	—	873,501
Grant

Gustafson[5] FY 2007	254,808	142,914	18,896	11,619	55,046	104,913	588,196
FY 2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Nigel Rigby FY 2007	301,538	350,488	22,673	—	282,435	—	957,134
FY 2006	260,962	356,419	32,919	—	159,020	1,257	810,577

Robert Russell FY 2007	301,538	359,235	54,217	13,408	295,748	—	1,024,146
FY 2006	260,962	374,403	35,100	14,338	195,253	10,192	890,248

Former Key Management

Personnel Dave Merkley[6]	148,564	9,277	125,329	7,269	—	—	290,439

FY2007 FY 2006	323,826	761,679	24,315	14,372	258,299	7,306	1,389,797

Total Remuneration for Key Management Personnel FY 2007	1,618,947	1,581,955	289,295	58,546	1,206,975	104,913	4,860,631
FY 2006	$1,397,097	$2,287,199	$136,272	$56,221	$961,772	$131,793	$4,970,354

[1]	Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as, any performance incentive amounts realised as a result of prior years’ performance and paid in the applicable year as a result of the company achieving its predetermined financial targets pursuant to the terms of its Economic Profit Incentive Plan.

[2]	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave, and tax services.

[3]	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.5% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; 5.1 years of expected life; and A$2.40 weighted fair value at grant date.

[4]	Other non-recurring includes cash paid in lieu of vacation accrued, as permitted under the company’s US vacation policy and California law.

5 Mr Gustafson was not an executive for whom the company reported compensation in fiscal year 2006. [6] On 1 September 2006, Mr Merkley resigned from the company

[5]	Mr Gustafson was not an executive for whom the company reported compensation in fiscal year 2006.

[6]	On 1 September 2006, Mr Merkley resigned from the company

James Hardie Industries N.V.
7.3 Equity holdings
Options granted to Managing Board Directors

								Value
								at		Value
								Exer-		at
		Exercise	Holding		Total			cise		Lapse	Holding	Weighted
		Price	at		Value at			per		per	at	Average
	Grant	per right	1 April		Grant[1]		Exer-	right[2]		right[3]	31 March	Fair Value
Name	Date	(A$)	2006	Granted	(US$)	Vested	cised	(US$)	Lapsed	(US$)	2007	per right[4]

Managing Board Directors
Louis Gries	19-Oct-01	$3.1321	40,174	200,874	$71,732	200,874	160,700	$1.98	—	—	40,174	$0.3571
	19-Oct-01	$3.0921	175,023	437,539	$168,321	437,539	262,516	$2.11	—	—	175,023	$0.3847
	17-Dec-01	$5.0586	324,347	324,347	$137,296	324,347	—	—	—	—	324,347	$0.4233
	3-Dec-02	$6.4490	325,000	325,000	$210,633	325,000	—	—	—	—	325,000	$0.6481
	5-Dec-03	$7.0500	325,000	325,000	$338,975	325,000	—	—	—	—	325,000	$1.0430
	22-Nov-05	$8.5300	1,000,000	1,000,000	2,152,500	—	—	—	—	—	1,000,000	$2.1525
	21-Nov-06	$8.4000	—	415,000	$888,100	—	—	—	—	—	415,000	$2.1400
	21-Nov-06	$8.4000	—	381,000	1,131,570	—	—	—	—	—	381,000	$2.9700

Russell Chenu	22-Feb-05	$6.3000	93,000	93,000	$107,973	46,500	—	—	—	—	93,000	$1.1610
	22-Nov-05	$8.5300	90,000	90,000	$193,725	—	—	—	—	—	90,000	$2.1525
	21-Nov-06	$8.4000	—	65,000	$139,100	—	—	—	—	—	65,000	$2.1400
	21-Nov-06	$8.4000	—	60,000	$178,200	—	—	—	—	—	60,000	$2.9700

Benjamin	22-Feb-05	$6.3000	180,000	180,000	$208,980	90,000	—	—	—	—	180,000	$1.1610
Butterfield	22-Nov-05	$8.5300	230,000	230,000	$495,075	—	—	—	—	—	230,000	$2.1525
	21-Nov-06	$8.4000	—	110,000	$235,400	—	—	—	—	—	110,000	$2.1400
	21-Nov-06	$8.4000	—	101,000	$299,970	—	—	—	—	—	101,000	$2.9700

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option-pricing method, depending on the plan the options were issued under.

James Hardie Industries N.V.
Options granted to other Key Management Personnel

										Value at		Weighted
		Exercise	Holding		Total			Value at		Lapse	Holding	Average
		Price	at		Value			Exercise		per	at	Fair
	Grant	per right	1 April		Grant[1]			per right[2]		right[3]	31 March	Value
Name	Date	(A$)	2006	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2007	per right[5]

Current Key Management Personnel
Jamie Chilcoff	19-Oct-01	$3.1321	40,174	40,174	$14,346	40,174	40,174	$4.15	—	—	—	$0.3571
	19-Oct-01	$3.0921	92,113	92,113	$35,436	92,113	92,113	$4.18	—	—	—	$0.3847
	17-Dec-01	$5.0586	68,283	68,283	$28,904	68,283	68,283	$2.67	—	—	—	$0.4233
	3-Dec-02	$6.4490	111,000	111,000	$71,939	111,000	111,000	$1.61	—	—	—	$0.6481
	14-Dec-04	$5.9900	180,000	180,000	$183,276	90,000	45,000	$1.96	—	—	135,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	47,500	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

Mark Fisher	19-Oct-01	$3.1321	—	40,174	$14,346	40,174	40,174	$2.11	—	—	—	$0.3571
	19-Oct-01	$3.0921	92,113	92,113	$35,436	92,113	—	—	—	—	92,113	$0.3847
	17-Dec-01	$5.0586	68,283	68,283	$28,904	68,283	—	—	—	—	68,283	$0.4233
	3-Dec-02	$6.4490	74,000	74,000	$47,959	74,000	—	—	—	—	74,000	$0.6481
	5-Dec-03	$7.0500	132,000	132,000	$137,676	132,000	—	—	—	—	132,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	90,000	—	—	—	—	180,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	47,500	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

Grant Gustafson[5]	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

Nigel Rigby	17-Dec-01	$5.0586	20,003	20,003	$8,467	20,003	—	—	—	—	20,003	$0.4233
	3-Dec-02	$6.4490	27,000	27,000	$17,499	27,000	—	—	—	—	27,000	$0.6481
	5-Dec-03	$7.0500	33,000	33,000	$34,419	33,000	—	—	—	—	33,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	90,000	—	—	—	—	180,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	47,500	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

Robert Russell	19-Oct-01	$3.1321	—	40,174	$14,346	40,174	40,174	$2.82	—	—	—	$0.3571
	19-Oct-01	$3.0921	27,634	138,170	$53,154	138,170	138,170	$3.08	—	—	—	$0.3847

	17-Dec-01	$5.0586	—	68,283	$28,904	68,283	68,283	$0.99	—	—	—	$0.4233
	3-Dec-02	$6.4490	111,000	111,000	$71,939	111,000	111,000	$1.46	—	—	—	$0.6481
	5-Dec-03	$7.0500	132,000	132,000	$137,676	132,000	66,000	$0.99	—	—	66,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	90,000	45,000	$1.82	—	—	135,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	47,500	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	—	158,500	$291,069	—	—	—	—	—	158,500	$1.8364

										Value at		Weighted
		Exercise	Holding		Total			Value at		Lapse	Holding	Average
		Price	at		Value			Exercise		per	at	Fair
	Grant	per right	1 April		Grant[1]			per right[2]		right[3]	31 March	Value
Name	Date	(A$)	2006	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2007	per right[5]

Former Key Management Personnel
Dave Merkley[6]	19-Oct-01	$3.1321	—	120,524	$43,039	120,524	120,524	$2.75	—	—	—	$0.3571
	19-Oct-01	$3.0921	—	138,170	$53,154	138,170	138,170	$3.32	—	—	—	$0.3847
	17-Dec 01	$5.0586	—	102,425	$43,357	102,425	102,425	$3.00	—	—	—	$0.4233
	3-Dec-02	$6.4490	200,000	200,000	$129,620	200,000	200,000	$1.24	—	—	—	$0.6481
	5-Dec-03	$7.0500	250,000	250,000	$260,750	125,000	125,000	$0.77	—	—	—	$1.0430
	14-Dec-04	$5.9900	172,500	230,000	$234,186	57,500	57,500	$2.34	—	—	—	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	—	—		—	—	—	$2.0323

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

[5]	Mr Gustafson was not an executive for whom the company reported compensation in fiscal year 2006.

[6]	On 1 September 226, Mr Merkley resigned from the company.
Managing Board Directors’ relevant interests in JHI NV
Changes in current and former Managing Board Directors’ relevant interests in JHI NV securities between 1 April 2006 and 31 March 2007 are set out below:

				Options
				granted	Options at
	CUFS at	CUFS at	Options at	21 November	31 March
Managing Board Directors	1 April 2006	31 March 2007	1 April 2006	2006	2007
Louis Gries	127,675	127,675	2,189,544	796,000	2,985,544
Russell Chenu	10,000	15,000	183,000	125,000	308,000
Benjamin Butterfield	—	—	410,000	211,000	621,000
7.4 Loans
The company did not grant loans to Managing Board Directors or Key Management Personnel during fiscal year 2007.
There are no loans outstanding to Managing Board Directors or Key Management Personnel.

James Hardie Industries N.V.
Entity Balance Sheet
(before proposed appropriation of net result)

				31 March
Millions of US dollars	Notes		2007		2006

Assets

Fixed assets	4.0		4,033.3		3,944.8

Current assets
Cash and bank balances		1.2		1.6
Receivables		2.4		2.3
Due from group company		5.2		8.3

Total current assets			8.8		12.2

			4,042.1		3,957.0

Liabilities

Shareholders’ equity	6.0
Called-up and paid-in share capital			251.8		253.2
Share premium account			618.7		596.7
Merger revaluation account			(623.5)		(623.5)
Retained earnings opening		1,112.2		374.3
Interim dividends paid		(42.1)		(45.9)

Retained earnings closing			1,070.1		328.4
Income for the year			90.0		783.8
Cumulative translation reserve			60.2		47.2

			1,467.3		1,385.8

Long-term liabilities
Due to group company		51.0		51.0
Deferred income	5.0	2,500.0		2,500.0

			2,551.0		2,551.0

Current liabilities
Accounts Payable		5.8		6.4
Due to group company		7.4		5.7
Income tax payable		10.6		8.1

			23.8		20.2

			4,042.1		3,957.0

     James Hardie Industries N.V.
Profit and Loss account

	Years ended 31 March
Millions of US dollars	2007	2006

Income (loss) net of tax	113.0	27.6
Results from participation after tax	(23.0)	756.2

Result after taxation	90.0	783.8

James Hardie Industries N.V.
1. General
At 31 March 2001, James Hardie Industries N.V. (the “Company”), formerly RCI Netherlands Holdings B.V., was a wholly owned subsidiary of RCI Lux. Investments S.A.R.L. At that date, the ultimate parent company was James Hardie Industries Limited (“JHIL”), Australia. The Company was incorporated on 26 October 1998 and is located in Amsterdam.
On 2 July 1998, JHIL, a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities (the “Retained Assets and Liabilities”).
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). In connection with the 2001 Reorganisation, the Company issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that the Company became the new ultimate holding company for JHIL and JHNV. Completion of the 2001 Reorganisation occurred in October 2001.
As part of the 2001 Reorganisation, the Company:
–	Received a dividend and a return of capital from one of its subsidiaries;

–	Sold all of its subsidiaries to other group companies and realised a gain on the disposal;

–	Paid a dividend and a return of capital to its shareholders;

–	Undertook a share split and converted the nominal capital into Euro denomination; and

–	Acquired all the shares of JHIL by issuing new shares in the Company in exchange for the JHIL shares. The Company’s investment in JHIL was recorded at the fair market value of the shares acquired based on the quoted market price of the shares on the date of Reorganisation.
Shortly following the 2001 Reorganisation, the Company changed its accounting policy for its investment in subsidiaries. The investment in subsidiaries is now recorded using the equity accounting method to reflect the net asset value of the subsidiaries. Previously, the Company accounted for its investment in subsidiaries at historical cost. As part of the 2001 Reorganisation, the subsidiaries acquired by the Company were recorded at the market capitalisation value of JHIL at the date of acquisition, which was significantly higher than the net asset value of the underlying assets in the subsidiaries acquired. Following the 2001 Reorganisation, the Company controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation. A merger revaluation account is accounted for to reach the historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.
James Hardie Industries N.V. is incorporated in The Netherlands with its corporate seat in Amsterdam. Its executive offices are located at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.
For the profit and loss account, the Company uses the exemption from Article 402 of book 2 of the Dutch Civil Code.
2. Basis of presentation
Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.

James Hardie Industries N.V.
3. Summary of significant accounting policies
General
The Company’s financial statements were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Guidelines for Annual Reporting in the Netherlands as issued by the Dutch Accounting Standards Board. The accounting policies applied are the same as the policies disclosed in the consolidated financial statements.
4. Financial fixed assets
Movements in financial fixed assets

	Other	Intercomp	Investments in
Millions of US dollars	participations	any loans	subsidiaries	Total

1 April 2006
Opening balance	798.0	2,998.0	148.3	3,944.3
				—
Additions		99.0	161.0	260.0
Repayments	—	(161.0)	—	(161.0)
Result participation	—	—	(23.0)	(23.0)
Exchange differences	—	—	13.0	13.0
Other movements	—	—	—	—

March 07 balance	798.0	2,936.0	299.3	4,033.3

Financial fixed assets comprise investments in subsidiaries and loans to group companies. Prior to October 2001, the investment in subsidiaries is stated at historical cost, less amounts written off for diminution in value which are considered to be of a permanent nature. From October 2001, the investment in subsidiaries is recorded using the equity accounting method to reflect the net asset value of the subsidiaries. Investments with a negative net equity are valued at nil.
In March 2006, the Company’s investment in James Hardie Building Products Inc. was sold to a wholly owned subsidiary, James Hardie International Holdings BV, for US$2.5 billion. Sales proceeds were comprised of a US$1.702 billion note receivable from James Hardie International Holdings BV and A shares valued at US$0.798 billion
Borrowings from these companies have no fixed repayment schedule and are interest bearing.
The balance as at 31 March 2007 represents the 100% shareholding in James Hardie N.V., James Hardie Research (Holdings) Pty Ltd, RCI Holdings Pty Ltd, James Hardie International Holdings BV, James Hardie Insurance Ltd and James Hardie International Finance Sub II.
5. Other liabilities.
On 31 March 2006 a restructuring of the group was completed. This included the downstream sale, based on fair value of US$2.5 billion, of James Hardie Building Products Inc. Prior to the restructure the investment in James Hardie Building Products Inc. was carried at zero. As there is no realisation of profits outside the group the resulting income is deferred and recorded under other liabilities

James Hardie Industries N.V.
6. Shareholders’ Equity and current year results
Movements in the difference between the company and consolidated equity and profit/loss in the financial year are as follows:

		Share	Merger
	Issued and	premium	revaluation	Retained	Current	Cumulative
Millions of US dollars	paid in capital	account	account	earnings	year results	translation	Total
Balance 1 April 2006	253.2	596.7	(623.5)	1,112.2	—	47.2	1,385.8
Issue of ordinary shares	3.1	15.4	—	—	—	—	18.5
Ordinary dividend	—	—	—	(42.1)	—	—	(42.1)
Result current year	—	—	—	—	90.0	—	90.0
Exchange differences	—	—	—	—	—	13.0	13.0
Other	(4.5)	6.6	—	—	—	—	2.1

Balance 31 March 2007	251.8	618.7	(623.5)	1,070.1	90.0	60.2	1,467.3

Difference in equity
Millions of US dollars
Equity according to consolidated annual accounts	258.7
Employee loans reclass to Receivables	0.3
Difference in pension accounting	2.7
Difference in the CTA movement	(23.1)
Results from participations	1,228.7

Equity according to company annual accounts	1,467.3

The difference between equity according to the company balance sheet and equity according to the consolidated balance sheet is due to the fact that the consolidated participating interest James Hardie International Holdings B.V. and James Hardie International Finance Sub II have negative net asset values but are carried at nil in the company balance sheet.

Difference in profit (loss)
Millions of US dollars
Profit according to consolidated annual accounts	151.7
Results from participations	(61.7)

Profits according to company annual results	90.0

The issued share capital at 31 March 2007 amounts to Euro 275.7 million (2006: Euro 274.2 million). The US dollar equivalent is US$251.8 million and US$253.2 million using closing spot foreign currency exchange rates of 0.7497 and 0.824 at 31 March 2007 and 2006, respectively.
The Company had 2,000,000,000 authorised ordinary shares and 467,295,391 and 463,306,511 ssued ordinary shares at 31 March 2007 and 2006, respectively.
7. Provision on negative net equity of consolidated companies
In prior years, given the impact of the uncertainties in relation to the asbestos claim on the future cash flows, management deemed it appropriate to make a provision for the negative net asset values. However, given the developments in the year ended 31 March 2006 management deem that the direct subsidiaries can fulfill their obligations on a stand alone basis and therefore no provisions for negative net asset values are required as at 31 March 2007 and 2006, respectively.

James Hardie Industries N.V.
8. Taxation
As the head of the fiscal unity, JH INV is wholly liable for the fiscal unity’s consolidated income tax position. The income tax payable of the fiscal unity per year end amounts to US$10.6 million and US$8.1 million for the year ended 31 March 2007 and 2006, respectively.
In the profit and loss account of JH INV a tax expense is recognized based on the company’s profit for financial reporting purposes, against the fiscal unity’s effective tax rate. The effective tax rate differs from the statutory tax rate mainly as a result of the Dutch fiscal treatment of the Company’s activities.
9. Remuneration to Board of Directors members
Please refer to the Directors report in the Consolidated Financial Statements.
10. Commitments and Contingencies
Under the terms of the Amended FFA, the Company is the ultimate guarantor for payments due to be made by the Performing Subsidiary to AICF. This guarantee is only enforceable by AICF or the NSW Government in the event of any breach of the obligations of the performing subsidiary, a wind up event or a reconstruction event. At 31 March 2007, there is no indication that any such breach will occur and therefore there is no liability recorded on the Company’s balance sheet at that date.

James Hardie Industries N.V.

31 March 2007

The Board of Supervising Directors,

D DeFosset	JRH Loudon

B Anderson	M Hammes

DG McGauchie	JD Barr

R Van der Meer	C Walter

The Board of Managing Directors,

L Gries	B Butterfield

R Chenu

Amsterdam, 13 July, 2007

James Hardie Industries N.V.
Other information
Profit appropriation according to the Articles of Association
Any profit appropriation must be in accordance with Article 42 of the Company’s Articles of Association as disclosed below.
42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (wettelijke reserves) such portion of the profit — the positive balance of the profit and loss account — as determined by the Joint Board.
42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.
42.3 Subject to the Law and these Articles, the Joint Board may resolve to declare a dividend and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.
42.6 The Company can only declare dividends in so far as its shareholders equity (eigen vermogen) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (wettelijke reserves).
Proposed appropriation of the net result for the year
It is proposed to credit the net result for the period to retained earnings. This proposal has not been reflected in these financial statements.
Dividends of US 4.0 cents and US 5.0 cents per share/CUFS were declared and paid to share/CUFS holders on 6 July 2006 and 8 January 2007, respectively. Record dates were 14 June 2006 and 15 December 2006, respectively.

PricewaterhouseCoopers
Accountants N.V.
Thomas R. Malthusstraat 5
1066 JR Amsterdam
P.O. Box 90357
1006 BJ Amsterdam
The Netherlands
Telephone +31 (20) 568 66 66
To the Board of Managing Directors and the General Meeting of	Facsimile +31 (20) 568 68 88
Shareholders of James Hardie Industries N.V.	www.pwc.com/nl
Auditor’s report
Report on the financial statements
We have audited the accompanying financial statements for the year ended 31 March 2007 of James Hardie Industries N.V., Amsterdam as set out on pages 73 to 125 which comprise the consolidated and company balance sheets as at 31 March 2007, the consolidated and company profit and loss accounts for the year then ended and the notes.
     The directors’ responsibility
The directors of the company are responsible for the preparation and fair presentation of the financial statements and for the preparation of the directors’ report, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
     Auditor’s responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
PricewaterhouseCoopers is the trade name of among others the following companies: PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287) and PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwc.com/nl

     Opinion
In our opinion, the financial statements give a true and fair view of the financial position of James Hardie Industries N.V. as at 31 March 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the directors’ report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Amsterdam, 13 July 2007
PricewaterhouseCoopers Accountants N.V.

W. J. van der Molen RA